UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 31, 2024

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Consolidated Financial Statements

in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Boards (IASB)

3T24

Management Report

Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the first nine months of 2024. We follow all accounting practices used in Brazil, applicable to institutions authorized to operate by the Central Bank.

Economic Comment

Economic activity continues to grow at a steady pace. The heated labor market guarantees real income gains and the expansion of household consumption. The resumption of investments also contributes to GDP expansion. Our projections indicate that the Brazilian economy is expected to grow by around 3.0% this year. The inflation situation remains favorable, but with some reacceleration, reflecting the devaluation of the Brazilian real against the dollar and specific pressures relating to food items.

Copom initiated a new cycle of increasing the Selic rate. We predict that the basic interest rate of the economy will reach 11.75% by the end of 2024 and 12.25% at the beginning of next year. The convergence of inflation towards the mid-range of the target will allow the Central Bank of Brazil to reduce interest rates once again from mid-2025.

The US has initiated a process of cutting interest rates, joining most developed countries. However, the speed and size of the cycles may differ between them, depending on the pace of economic slowdown and the risk of the re-emergence of inflation. At the same time, the continued weakening of the Chinese economy will continue to contribute to global deflation.

Highlights in the period

In August 2024, Banco Bradesco S.A. ("Bradesco") informed its shareholders of the signing of an Investment Agreement with John Deere Brasil S.A., a wholly owned subsidiary of Deere & Company (USA), one of the world's leading suppliers of equipment for agriculture, construction and forestry. This strategic partnership demonstrated Bradesco's goal to further strengthen its position in the agribusiness and construction sectors, expanding the offer of financing and financial services to clients and dealers in the acquisition of equipment, parts and services from the John Deere group.

In August 2024, the auction for the unified public offering of common shares issued by Cielo S.A. was conducted to convert its registration as a publicly-held company from category "A" to "B" with the Brazilian Securities and Exchange Commission (CVM) and to exit the Novo Mercado segment of B3 S.A. Consequently, the Organization's total stake in Cielo S.A. became 50.72%, comprising 30.61% direct ownership and 20.11% indirect ownership through the companies of the Elopar Group.

In addition, in September 2024, Bradesco communicated to the market that its Board of Directors, following the recommendation of the Bradesco Organization's Nominating and Succession Committee, had appointed the Vice-President, Rogério Pedro Câmara, to the position of member of the Board of Directors, who ceases to exercise that position, in place of the Board Member Milton Matsumoto, who retired from the Organization after 67 years of service.

highlighted information 9M24

BOOK NET INCOME

R$13.3 bi

▲ +2.4% p/a

EARNINGS PER SHARE

R$1.17 common

R$1.30 preferred

BOOK VALUE PER SHARE

R$15.80

MARKET VALUE

R$147.4 bi

TIER I CAPITAL

12.7%

SHAREHOLDERS' EQUITY

R$167.1 bi

▲ +0.5% p/a

INTEREST ON SHAREHOLDERS' EQUITY **R$8.2 bi** (gross)

EXPANDED LOAN PORTFOLIO
(Set24 vs. Set23)

R$943.9 bi (+7.6%)

INDIVIDUALS: **R$396.8 bi** (+10.0%)

LARGE CORPORATES: **R$353.9 bi** (+0.7%)

MICRO, SMALL AND MEDIUM-SIZED ENTERPRISES: **R$193.2 bi** (+16.9%)

TOTAL DEPOSITS
(Set24 vs. Set23)

R$613.9 bi (+0.3%)

Time Deposits: **R$438.7 bi** (-0.5%)

Savings Deposits: **R$129.7 bi** (+1.9%)

Demand Deposits: **R$45.4 bi** (+4.1%)

ALLOWANCE FOR LOANS
(Set24 vs. Set23)

R$49.4 bi (-17.3%)

SECURITIES
(Set24 vs. Set23)

R$747.5 bi (+6.0%)

FVOCI: **R$230.3 bi** (+13.4%)

FVPL: **R$346.0 bi** (+8.5%)

Amortized Cost: **R$171.2 bi** (-6.4%)

international operations

As a private commercial bank, we offer a wide range of international services, such as foreign trade finance, foreign currency working capital, foreign exchange operations and international sureties for individuals and companies through our Corporate and Global Private Banking platforms. Our service to multinational companies takes the form of support for foreign multinationals operating in Brazil or Brazilian companies with operations abroad, and in acting as the main communication link between prospective multinational clients and Bradesco Brasil.


London
New York
Luxembourg
Mexico
Miami
Hong Kong

Branches

New York

Banco Bradesco S.A.

Grand Cayman

Banco Bradesco S.A.

Representation Office

Hong Kong

Banco Bradesco S.A.

Guatemala

Representaciones Administrativas Internacionales

Subsidiaries

Luxembourg

Banco Bradesco Europa S.A.

New York

Bradesco Securities, Inc.

Hong Kong

Bradesco Securities Hong Kong Limited

Bradesco Trade Services Limited

London

Bradesco Securities UK Limited

Mexico

Bradescard México Sociedad de Responsabilidad Limitada

Miami

Bradesco Bank

Bradesco Investments Inc.

Bradesco Global Advisors Inc.

My Account

International digital account

Opening of more than **207 thousand accounts** in a year

We are available in **195 countries** and **180 different currencies**

My Account is an international and digital Bradesco account that can be opened in the Bradesco App itself. In addition to the traditional card, it is now possible to have a virtual card, for purchases on websites and Apps, with dynamic CVV, which brings more convenience and security.

- 100% digital journey via App
- Customizable quotation alert and quotation based on the commercial dollar
- Customized card
- Transfer between the Bradesco account and My Account at any time/day

bradesco bank

Bradesco's international platform in the USA, with a complete solution of products, banking services and investments for clients in the Private and Affluent Segments, in addition to solutions for clients in the Corporate segment.

Net operating revenue
△ 1% y/y

Net income
△ 28% y/y

Assets under Custody (AuC) △ 15% y/y

Loan portfolio △ 17% y/y

Funding through deposits △ 28% y/y

For you
Individuals Solution

Banking
Full checking account for making **payments, transfers, online banking and international debit card** for purchases and withdrawals.

Credit Card
Visa card accepted in **195 countries** with exclusive benefits, including the **Livelo loyalty** program and **compatibility with digital wallets.**

Real Estate Financing
Support for the **acquisition of property** for **residents and non-residents in the USA**, with a team with a broad understanding of the market and process.

Investments
Private Client:

Investment solutions **adapted to the risk profile** of each client:

- Fixed income;
- ETFs;
- Investment Funds; e
- Structured Operations.

Affluent Client:

- CDB with pre-fixed dollar rates with FDIC guarantee; and
- Digital portfolio investment platform managed for the most diverse investor profiles.

For your business
Companies Solution

Cash Management
Checking account, Money Market and Remunerated deposits.

Payment
Correspondent bank and international transfers.

Documentary Services
Collection of Exports and Commercial Letter Credit.

Corporate Credit Solutions
Financing of import, export and working capital.

Technology and innovation

With its avant-garde spirit, Bradesco continues to advance in transforming its banking services, developing more initiatives with Generative AI, integrated with BIA (Bradesco Artificial Intelligence), and being the leading Brazilian Bank to apply this technology directly on a client level.

BIA, a cognitive assistant, powered by Generative AI, has gradually expanded, and the Bradesco PF App (for Individuals) has already assisted more than 400 thousand clients, with excellent results: more than 80% of queries have been resolved, responses are more than 90% accurate, and there is a client retention rate of 89%. Bradesco has also implemented a comprehensive and effective approach to Analytics and Generative AI applicable in several areas, including in the analysis of client life events, to set up an increasingly decisive and personalized banking service for each individual. Other highlights in development and testing include the creation of concierges for banking correspondents on the Bradesco Expresso platform, virtual advisors to assist managers with sales and recommendations for bolder investments, and the assessment of the quality of the Bank's customer service through telephone conversations with clients. Internally, Generative AI is also making progress in automating processes, improving decision-making analysis and increasing operational efficiency – all of which directly or indirectly impact the customer experience.

Mobile PF (for Individuals) is moving forward with improvements such as Click to Pay, a new way to make online purchases without entering credit card details, simply an access code received in the email registered by the client, increasing security against the unauthorized use of cards. In online payroll-deductible loans, several after-sales services, such as consultation of active contracts, and information on installments, values and dates, are all available in real time. The Payroll process has undergone digital evolutions to delight new clients: online account opening, facial biometrics, conversational language with BIA for guidance, frequently asked questions in the step-by-step process and demonstration of credit limits. BIA, which already carried out PIX transactions, can now be used to pay bank payment slips via WhatsApp with total security, providing another option.

In the Investments field, it is possible to view portfolios recommended by Internet Banking and in the App. Clients can complete the "Investor Profile Analysis" in less than 2 minutes, making the journey much simpler. The new Ágora Home Broker Pro platform is 100% online and free of charge, reinventing the experience of investing in variable income, and it is now possible to open an account and invest in more than 600 fixed income Ágora products directly through the Bradesco App.

In the PJ segment (for Companies), there are new features: a MEI Digital service to contact specialists via WhatsApp and email, a new chat on Net Company, and the ability to contract corporate checks and pay suppliers, taxes and salaries in a fully digital way, making the segment more efficient. Through the PJ Cards App the client can track credit card transactions in real time, and have much more control over their expenses and invoices.

Banking correspondents now count on a new mobility journey on the Bradesco Expresso platform, available on tablets provided by the Organization. The new device interface makes it easy to navigate and offer customized products to each client, in an efficient and secure way. In addition, the initiative extends the reach of banking services to locations without branches, increasing convenience and accessibility for clients.

With the economic sustainability of Brazilians in mind, a new Financial Citizenship page was made available, with exclusive content aimed at financial inclusion and health, as well as the protection and conscious use of resources, products and banking services. With several digital advances, ranking among the "Most Innovative Companies in the Country" for at least a decade, and being recognized globally by The Banker magazine as the most innovative bank of 2024, Bradesco stands out not only for its customer centricity, but also for its solutions specially aligned with its mission of serving the Society.

Products and services for the public sector

Exclusive structures serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 11.3 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country.

We have nine Specialized Structures to assist governments, state capitals, courts, chambers, public prosecutor's offices, public defender's offices, and the Brazilian municipalities with the highest GDP. We also have 30 Retail Structures serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br.

Human resources

Human Capital is one of the strategic pillars of the Organization, meaning it is a foundation of our business. Our model of Human Capital Management is founded on respect, transparency and continuous investment in the development of employees. We keep our teams motivated by means of career growth opportunities, recognition, training and development, differentiated compensation and benefits, besides appreciation of diversity and balance between work and personal life.

Much more than policies and practices, we consolidated a culture of respect spread by the awareness of the value of people, of their identities and competencies.

At the end of the period, the Organization had 84,018 employees: 72,709 of Bradesco and 11,309 of affiliated Companies.

For more information on Human Resources, visit the Human Capital Report, available on bradescori.com.br

Sustainability for Bradesco

Sustainability is one of our strategic drivers, also expressed in our Statement of Purpose. We believe that governance, management and engagement in environmental, social and governance (ESG) aspects are fundamental to our growth and sustainability, generating long-term value for all our stakeholders. Our Sustainability Strategy is aligned with the Sustainable Development Goals (ONU), and it is based on ESG management and transparency.

As part of this strategic agenda, we announced the expansion of the Sustainable Business goal to R$320 billion by 2025, since we had already achieved our goal of allocating R$250 billion in this same period to sectors and activities with socio-environmental benefits, a pledge made in 2021. This new milestone reaffirms our commitment to sustainable business financing and offering ongoing support to our clients in the transition to a greener, more resilient and inclusive economy.

Our performance has been recognized in the main national and international sustainability indexes and ratings, such as the Dow Jones Sustainability Index of the New York Stock Exchange and the Corporate Sustainability Index (ISE) of B3 - Brazilian Exchange & OTC. These indexes reflect our management and performance in long-term economic, environmental and social criteria.

To keep up with our initiatives, visit bradescori.com.br and bradescosustentabilidade.com.br websites.

Corporate governance

Banco Bradesco observes and encourages good corporate governance practices, based mainly on legal and market demands, in order to ensure the interests of shareholders and other stakeholders. Our structure is well defined, enabling the guarantee and viability of adopting best practices. Thus, we make every effort to always be in compliance with such standards, seeking to generate sustainable value for our Organization.

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent members. The body is responsible for establishing, supervising and monitoring the Banco Bradesco's corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business action plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets twelve times a year, and extraordinarily, when the interests of the company so require. In addition to its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In the third quarter of 2024, nine meetings were held, four of which was annual and five specials.

We also have Global Internal Audit, which is reports to the Board of Directors, in addition to seven committees, which also report to them. Of these, two are the statutory ones, which are the Audit and Remuneration Committees; and five are non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees.

Banco Bradesco's Board is the body responsible for representing the Organization, and the Board of Executive Officers is responsible for coordinating the execution of the strategy approved by the Board of Directors. It holds regular meetings every fortnight and special meetings whenever necessary, deliberating all subjects and matters essential to the fulfillment of our objectives and attributions. Executive Committees assist in the activities of the Board of Executive Officers, all regulated by their own bylaws.

In the role of Supervisory Body for the acts of the managers, and with permanent performance, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members, two of them are elected by minority shareholders and their respective alternates.

Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

Internal audit

It is the responsibility of the Global Internal Audit Department, which is subordinate and reports functionally, administrative and operationally to the Board of Directors of Banco Bradesco S.A., to consider, in the scope of its examinations/analyses, the effectiveness of corporate governance and risk management and controls; the reliability, effectiveness and integrity of management and operational information systems and processes; compliance with the legal, infralegal, regulatory framework, internal rules and codes of conduct applicable to members of the staff of the Organization; and the safeguarding of assets against their strategic goals and objectives.

The work is based on adherence to the mandatory elements of the International Professional Practices Framework (IPPF) of The Institute of Internal Auditors (IIA), including the Fundamental Principles for the Professional Practice of Internal Audit, the IIA Code of Ethics, the Code of Sector Ethics of the Internal Auditors of the Bradesco Organization and the internal guidelines defined by the Internal Audit Department within the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

Policy for distribution of dividends and interest on shareholders' equity

In the first half of 2024, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 3.14% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income after legal deductions, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

Integrated risk control

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the relevant risks for the Organization are: Solvency and Profitability, Liquidity, Credit, Market, Operational, Compliance, Cybersecurity, Strategy, Social, Environmental, Climate, Model, Contagion, Reputation and Subscription. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services.

Independent evaluation of models

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM), with subordination to the Chief Risk Officer (CRO), effectively acts to strengthen the use of models, performing acculturation actions and encouraging good modeling practices. In parallel, it monitors the mitigation of limitations and weaknesses of the models and creates reports for the respective managers, the Internal Audit, and the Control Commission for the Evaluation of Models and Risk Committees.

Compliance, integrity, ethics and competition

Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to suppliers, services providers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have.

These principles are supported by policies, internal standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization's Board of Directors.

Independent audit

In compliance with the CVM Resolution No. 162/22 the Bradesco Organization has an Independent Audit Hiring Policy with guidelines in line with the applicable laws and regulations.

The Bradesco Organization hired services from KPMG Auditores Independentes Limited not related to the Financial Statements Consolidated Audit. These non-audit services do not constitute a conflict of interest or loss of independence in the execution of the audit work of the financial statements in accordance with the auditor's independence policies. Information related to the audit fees is made available annually in our Reference Form at the close of the year.

Social Investments

FUNDAÇÃO BRADESCO

Founded in 1956, Fundação Bradesco is the largest private social investment project in the country. Since it was established, it has invested in education as the cornerstone of the comprehensive development of children and young people throughout the country by promoting free education and standards of excellence on a wide range of levels.

All 40 school units are proprietary and are distributed in the 26 Brazilian states and the Federal District. They have primarily been set up in regions where there is severe socioeconomic vulnerability, helping to develop the region through the transformational impact on the lives of students and the communities around them, thereby shifting the educational reality of the entire country.

Fundação Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the items needed to ensure equal learning in all regions of Brazil.

R$ 1.4 billion

Investment Forecast for 2024

These investments will enable:

R$1.046 billion are allocated for Activity Expenses.

R$321.8 million are for investments in infrastructure and Educational Technology.

SCHOOL NETWORK

Over 42,000 students benefited primarily in Basic Education – Early Childhood Education to High School and Technical Professional Education throughout Brazil.

VIRTUAL SCHOOL

Around 1,8 million users have successfully completed at least one of the free crash courses available on the portal.

BRADESCO ESPORTES (SPORTS)

We encourage sport as an activity that supports the development of children and young people by means the Bradesco *Esportes e Educação* (Sports and Education) Program. For over 30 years, we have been teaching female's volleyball and basketball at our Training Center for girls aged 8 to 18, providing guidance on citizenship, health and developing potential talent. The aim of the Center is to guarantee the right of access to sport through daily activities, guided by physical education teachers, coaches and technical trainers, and through participation in internal and external sporting events. We do this at Bradesco Foundation schools, municipal Sports Centers, Unified Educational Centers (CEUs), state and private schools and at our sports development center, all in Osasco (State of São Paulo), with around 2,000 girls being trained.

In addition, the program enables the empowerment and protagonism of our athletes in the community, promoting new opportunities for all of them to develop their different potentials.

Recognitions

- Bradesco Bank was recognized by the Cia de Talentos group as one of the 10 companies that professionals most dream of working for.
- Bradesco was featured in the Valor Inovação Brasil 2024 Award, making it into the ranking of the 150 Most Innovative Companies in the Country for the tenth consecutive year.

Acknowledgements

The performance and results achieved reflect the achievement of the Organization's strategy, which is always geared towards the pursuit of high standards of quality and efficiency. For these successful achievements, we would like to thank our shareholders and clients for their support and trust, as well as our employees and other associates for their efficient and diligent work.

Cidade de Deus, October 29, 2024

Board of Directors and Board of Executive Officers

Index of Notes to the Condensed Consolidated Interim Financial Statements

			R$ thousands
	Note	On September 30, 2024	On December 31, 2023
Assets			
Cash and balances with banks	5	141,100,522	151,053,972
Financial assets at fair value through profit or loss	6a	362,145,832	387,598,377
Financial assets at fair value through other comprehensive income	8	230,268,102	212,849,606
Financial assets at amortized cost			
- Loans and advances to banks, net of provision for expected losses	10	209,101,122	205,102,659
- Loans and advances to customers, net of provision for expected losses	11	644,665,826	579,501,819
- Securities, net of provision for expected losses	9	171,236,474	175,207,077
- Other financial assets	16	86,576,792	56,958,860
Non-current assets held for sale	12	3,526,030	1,328,530
Investments in associates and joint ventures	13	10,741,603	9,616,840
Premises and equipment	14	10,192,624	11,118,009
Intangible assets and goodwill	15	23,193,953	22,107,146
Current income and other tax assets		11,824,945	12,964,018
Deferred tax liabilities	37	99,085,321	92,518,924
Other assets	16	14,043,987	9,597,412
Total assets		**2,017,703,133**	**1,927,523,249**

Liabilities			
Liabilities at amortized cost			
- Deposits from banks	17	348,896,603	323,422,783
- Deposits from customers	18	612,464,439	621,934,680
- Funds from securities issued	19	257,447,673	244,966,258
- Subordinated debts	20	52,494,905	50,337,854
- Other financial liabilities	23	104,881,164	82,619,532
Financial liabilities at fair value through profit or loss	6c	16,442,559	15,542,220
Other financial instruments with credit risk exposure			
- Loan Commitments	11	2,419,532	2,274,316
- Financial guarantees	11	1,279,824	1,202,614
Insurance contract liabilities	21	371,877,346	344,792,222
Other provisions		20,058,804	22,337,844
Current income tax liabilities		2,413,835	1,546,656
Deferred tax liabilities	37c	908,883	1,607,527
Other liabilities	23	58,464,008	47,924,619
Total liabilities		**1,850,049,575**	**1,760,509,125**
Equity	25		
Capital		87,100,000	87,100,000
Treasury shares		(442,735)	-
Capital reserves		35,973	35,973
Profit reserves		82,708,074	76,730,043
Additional paid-in capital		70,496	70,496
Accumulated other comprehensive income		(606,210)	3,159,773
Accumulated profit/(loss)		(1,737,733)	(765,320)
Equity attributable to shareholders of the parent		**167,127,865**	**166,330,965**
Non-controlling interests		**525,693**	**683,159**
Total equity		**167,653,558**	**167,014,124**
Total equity and liabilities		**2,017,703,133**	**1,927,523,249**

The Notes are an integral part of the Condensed Consolidated Interim Financial Statements.

					R$ thousands
	Note	For the three-month period ended September 30		Nine-month period ended September 30	
		2024	2023	2024	2023
Interest and similar income		50,918,570	55,319,058	156,491,337	165,886,995
Interest and similar expenses		(37,292,629)	(40,151,166)	(107,728,846)	(119,316,736)
Interest and similiar income	27	**13,625,941**	**15,167,892**	**48,762,491**	**46,570,259**
Fee and commission income	28	**7,266,080**	**6,948,348**	**20,982,624**	**20,314,971**
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	29	(145,897)	131,373	(2,253,743)	3,114,377
Net gains/(losses) on financial assets at fair value through other comprehensive income		1,037,741	306,734	795,122	1,274,914
Net gains/(losses) on foreign currency transactions		692,264	309,823	1,732,804	76,395
Gross profit from insurance and pension plans	32	2,437,020	1,256,894	5,609,385	3,114,403
- Insurance and pension income		15,220,971	12,519,714	43,033,259	37,613,937
- Insurance and pension expenses		(12,783,951)	(11,262,820)	(37,423,874)	(34,499,534)
Other operating income		**4,021,128**	**2,004,824**	**5,883,568**	**7,580,089**
Expected loss on loans and advances	11	(3,070,420)	(9,287,506)	(17,705,925)	(23,589,994)
Expected loss on other financial assets	8 and 9	(900,349)	(184,008)	(651,887)	(679,130)
Personnel expenses	33	(5,625,937)	(5,157,665)	(16,260,514)	(15,389,791)
Other administrative expenses	34	(4,063,207)	(4,103,732)	(11,960,914)	(11,937,928)
Depreciation and amortization	35	(1,609,400)	(1,531,010)	(4,677,509)	(4,604,336)
Other operating income/(expenses)	36	(4,439,790)	(2,317,437)	(12,070,610)	(8,457,676)
Other operating expense		**(19,709,103)**	**(22,581,358)**	**(63,327,359)**	**(64,658,855)**
Income before income taxes and share of profit of associates and joint ventures		**5,204,046**	**1,539,706**	**12,301,324**	**9,806,464**
Share of profit of associates and joint ventures	13	372,049	518,159	1,304,045	1,577,930
Income before income taxes		**5,576,095**	**2,057,865**	**13,605,369**	**11,384,394**
Income tax benefit / (expense)	37	(631,012)	1,413,179	(272,111)	1,631,725
Net income for the period		**4,945,083**	**3,471,044**	**13,333,258**	**13,016,119**
Attributable to shareholders:					
Shareholders of the parent		4,869,616	3,399,975	13,106,712	12,816,190
Non-controlling interests		75,467	71,069	226,546	199,929
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):					
– Earnings per common share	26	0.44	0.30	1.17	1.14
– Earnings per preferred share	26	0.48	0.33	1.30	1.26

The Notes are an integral part of the Condensed Consolidated Interim Financial Statements.

	Note	R$ thousands			
		For the three-month period ended September 30		Nine-month period ended September 30	
		2024	2023	2024	2023
Net income for the period		**4,945,083**	**3,471,044**	**13,333,258**	**13,016,119**
Items that are or may be reclassified to the consolidated statement of income					
Financial assets at fair value through other comprehensive income					
- Net change in fair value		884,789	(1,533,360)	(8,348,195)	5,050,209
- Gains/(losses) reclassified to profit or loss	30	1,037,741	281,333	795,122	1,249,513
- Tax effect		(683,692)	538,845	3,312,945	(2,555,909)
Unrealized gains/(losses) on hedge	7				
- Cash flow hedge		168,358	400,093	614,902	582,723
- Hedge of investment abroad		268,079	(145,303)	(253,434)	(111,353)
- Tax effect		(205,124)	(114,123)	(160,672)	(220,214)
Foreign exchange differences on translations of foreign operations					
Foreign currency translation differences of foreign operations		(130,242)	71,389	134,630	62,696
Items that will not be reclassified to the consolidated statement of income					
Net change in fair value of equity instruments at fair value through other comprehensive income		(1,643,217)	(53,936)	(1,588,038)	(1,193,659)
Tax effect		571,858	21,632	552,609	424,437
Other		133,345	(362,501)	1,174,148	(621,645)
Total other comprehensive income		**401,895**	**(895,931)**	**(3,765,983)**	**2,666,798**
Total comprehensive income		**5,346,978**	**2,575,113**	**9,567,275**	**15,682,917**
Attributable to shareholders:					
Shareholders of the parent		5,271,511	2,504,044	9,340,729	15,482,988
Non-controlling interests		75,467	71,069	226,546	199,929

The Notes are an integral part of the Condensed Consolidated Interim Financial Statements.

R$ thousands

	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Accumulated other comprehensive income	Accumulated profit/(loss)	Equity attributable to controlling shareholders of the parent	Non-controlling shareholders	Total
				Legal	Statutory						
Balance on December 31, 2022	**87,100,000**	**(224,377)**	**35,973**	**12,584,615**	**60,558,807**	**70,496**	**(718,287)**	**127,704**	**159,534,931**	**475,906**	**160,010,837**
Net income	-	-	-	-	-	-	-	12,816,190	12,816,190	199,929	13,016,119
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	3,225,747	-	3,225,747	-	3,225,747
Foreign currency translation adjustment	-	-	-	-	-	-	62,696	-	62,696	-	62,696
Other	-	-	-	-	-	-	(621,645)	(179,640)	(801,285)	-	(801,285)
Comprehensive income	**-**	**-**	**-**	**-**	**-**	**-**	**2,666,798**	**12,636,550**	**15,303,348**	**199,929**	**15,503,277**
Increase of non-controlling shareholders' interest	-	-	-	-	-	-	-	-	-	(19,750)	(19,750)
Transfers to reserves	-	-	-	670,933	4,139,510	-	-	(4,810,443)	-	-	-
Cancellation of treasury shares		224,377			(224,377)			-	-	-	-
Interest on Shareholders' Equity Dividends paid and/or provisioned	-	-	-	-	-	-	-	(8,608,212)	(8,608,212)		(8,608,212)
Balance on September 30, 2023	**87,100,000**	**-**	**35,973**	**13,255,548**	**64,473,940**	**70,496**	**1,948,511**	**(654,401)**	**166,230,067**	**656,085**	**166,886,152**
Balance on December 31, 2023	**87,100,000**	**-**	**35,973**	**13,340,705**	**63,389,338**	**70,496**	**3,159,773**	**(765,320)**	**166,330,965**	**683,159**	**167,014,124**
Net income	-	-	-	-	-	-	-	13,106,712	13,106,712	226,546	13,333,258
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(5,074,761)	-	(5,074,761)	-	(5,074,761)
Foreign currency translation adjustment	-	-	-	-	-	-	134,630	-	134,630	-	134,630
Other	-	-	-	-	-	-	1,174,148	73,088	1,247,236	-	1,247,236
Comprehensive income	**-**	**-**	**-**	**-**	**-**	**-**	**(3,765,983)**	**13,179,800**	**9,413,817**	**226,546**	**9,640,363**
Capital increase/decrease with reserves	-	-	-	-	-	-	-	-	-	(384,012)	(384,012)
Transfers to reserves	-	-	-	707,611	5,270,420	-	-	(5,978,031)	-	-	-
Acquisition of treasury shares	-	(442,735)	-	-	-	-	-	-	(442,735)	-	(442,735)
Interest on Shareholders' Equity Dividends paid and/or provisioned	-	-	-	-	-	-	-	(8,174,182)	(8,174,182)		(8,174,182)
Balance on September 30, 2024	**87,100,000**	**(442,735)**	**35,973**	**14,048,316**	**68,659,758**	**70,496**	**(606,210)**	**(1,737,733)**	**167,127,865**	**525,693**	**167,653,558**

The Notes are an integral part of the Condensed Consolidated Interim Financial Statements.

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Operating activities		
Income before income taxes	**13,605,369**	**11,384,394**
Adjustments to reconcile income before income tax to net cash flow from operating activities:		
Expected loss on loans and advances	17,705,925	23,589,994
Change in insurance contract liabilities	38,551,994	30,785,101
Net Gains/(Losses) on financial assets at fair value through other comprehensive income	(795,122)	(1,274,914)
Expenses with provisions and contingent liabilities	4,402,013	3,819,617
(Gain)/Loss due to impairment of assets	651,887	679,130
Depreciation	1,986,324	1,985,801
Amortization of intangible assets	2,991,793	2,985,389
Share of profit of associates and joint ventures	(1,304,045)	(1,577,930)
(Gains)/Losses on disposal of non-current assets held for sale	(4,993)	(64,320)
(Gains)/Losses from disposal of premises and equipment	(111,823)	(70,958)
(Gains)/Losses on the sale of investments in associates	12,952	5,611
Effect of changes in foreign exchange rates on cash and cash equivalents	198,899	(167,361)
(Increase)/Decrease in assets	**(162,164,549)**	**(148,239,105)**
Compulsory deposits with the Central Bank	2,996,925	(13,691,500)
Loans and advances to banks	29,036,888	9,071,543
Loans and advances to customers	(158,202,164)	(72,630,815)
Financial assets at fair value through profit or loss	20,298,565	(39,581,455)
Other assets	(56,294,763)	(31,406,878)
Increase/(Decrease) in Changes in Liabilities	**114,829,539**	**152,753,693**
Deposits from banks	52,913,561	67,297,109
Deposits from customers	23,230,494	59,043,532
Financial liabilities at fair value through profit or loss	900,339	8,748,012
Insurance contract liabilities	(11,466,870)	(2,362,053)
Other provisions	(6,681,053)	(5,667,194)
Other liabilities	55,933,068	25,694,287
Cash generated by operations	**30,556,163**	**76,594,142**
Interest received on financial assets at FVTPL and amortized costs	74,688,539	77,880,221
Interest paid	(60,140,476)	(67,752,044)
Income tax and social contribution paid	(5,130,375)	(5,891,786)
Net cash provided by/(used in) operating activities	**39,973,851**	**80,830,533**
Investing activities		
(Acquisitions) of subsidiaries, net of cash and cash equivalents	(211,140)	(84,767)
(Acquisition) of financial assets at fair value through other comprehensive income	(67,269,489)	(32,435,121)
Disposal of financial assets at fair value through other comprehensive income	46,266,635	90,180,348
Maturity of financial assets at amortized cost	65,910,707	29,639,329
(Acquisition) of financial assets at amortized cost	(56,544,790)	(41,475,369)
Disposal of non-current assets held for sale	436,159	377,386
(Acquisitions) of investments in associates	(1,159,572)	(14,333)
Dividends and interest on equity received	292,228	920,445
(Acquisition) of premises and equipment	(1,924,241)	(1,244,105)
Proceeds from sale of premises and equipment	519,153	1,034,570
(Acquisition) of intangible assets	(4,078,470)	(3,849,742)
Interest received on financial assets at FVTPL and amortized costs	22,460,331	33,393,300
Net cash provided by / (used in) investing activities	**4,697,511**	**76,441,941**
Financing activities		
Funds from securities issued	41,091,223	61,822,436
Payments on securities issued	(39,487,343)	(59,818,613)
Funds from subordinated debt issued	-	1,129,800
Payments on subordinated debts	(312,270)	(3,555,122)

	R$ thousands	
	Nine-month period ended September 30	
	2024	**2023**
Lease payments	(1,106,429)	(1,255,568)
Non-controlling interests in subsidiaries	(384,011)	(19,750)
Interest paid	(11,879,623)	(21,705,133)
Interest on shareholders´ equity/dividends paid	(5,872,449)	(8,424,610)
Acquisition of treasury shares	(442,735)	-
Net cash provided by/(used in) financing activities	**(18,393,637)**	**(31,826,560)**
Increase/(Decrease) in cash and cash equivalents	**26,277,725**	**125,445,914**
Cash and cash equivalents		
At the beginning of the period	186,790,580	126,185,421
Effect of changes in foreign exchange rates on cash and cash equivalents	(198,899)	167,361
At period end	212,869,406	251,798,696
Increase/(Decrease) in cash and cash equivalents	**26,277,725**	**125,445,914**

The Notes are an integral part of the Condensed Consolidated Interim Financial Statements.

1) GENERAL INFORMATION

Banco Bradesco S.A. ("Bradesco", the "Bank", the "Company" or, together with its subsidiaries, the "Group") is a publicly traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank is subject to the Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, investment fund management and consortium administration. The insurance segment covers life, pension, health and non-life portfolio.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loans and advances, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, lease and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Company was originally listed on the São Paulo Stock Exchange ("B3") and then subsequently on the New York Stock Exchange ("NYSE").

The condensed consolidated interim financial statements were approved by the Board of Directors on October 29, 2024.

2) MATERIAL ACCOUNTING POLICIES

These condensed consolidated interim financial statements were prepared in accordance with international accounting standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

The preparation of the condensed consolidated interim financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The condensed consolidated interim financial statements also reflect various estimates and assumptions including, but not limited to: adjustments to the provision for expected losses; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on non-financial assets; the useful life of intangible assets; evaluation of the realization of deferred tax assets; assumptions for the calculation of insurance contract liabilities; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements, are disclosed in Note 4.

The condensed consolidated interim financial statements were prepared in accordance with the policies and criteria adopted for the annual consolidated financial statements for the year ended December 31, 2023 and must be analyzed together with said statements.

Some numbers included in these condensed consolidated interim financial statements have been subject to rounding adjustments. Therefore, the values indicated as totals in some tables may not be the arithmetic sum of the numbers that precede them.

a) Consolidation

The condensed consolidated interim financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the condensed consolidated interim financial statements are as follows:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On September 30, 2024	On December 31, 2023	On September 30, 2024	On December 31, 2023
Financial Sector – Brazil						
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM (1)	São Paulo - Brazil	Asset management	-	100.00%	-	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A.	São Paulo - Brazil	Digital Bank	100.00%	100.00%	100.00%	100.00%
Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Asset management	51.00%	51.00%	51.00%	51.00%
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Europa S.A. (2)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (2)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (2) (3)	Georgetown - Cayman Islands	Banking	-	100.00%	-	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Jalisco - Mexico	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bank (5)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On September 30, 2024	On December 31, 2023	On September 30, 2024	On December 31, 2023
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (6)	São Paulo - Brazil	Dental care	52.89%	52.89%	52.89%	52.89%
Insurance - Overseas						
Bradesco Argentina de Seguros S.A. (2) (6)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						
Andorra Holdings S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Investment Funds (7)						
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Priv Performance FICFI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Cred Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Master II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private PB FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	99.37%	99.38%	99.37%	99.38%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF A PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) Company incorporated by Banco Bradesco S.A. on July 31, 2024;
(2) The functional currency of these companies abroad is the Brazilian Real;
(3) Company closed on September 30, 2024;
(4) The functional currency of this company is the Mexican Peso;
(5) The functional currency of this company is the US Dollar;
(6) Accounting information used with date lag of up to 60 days; and
(7) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

a) Standards, amendments and interpretations of standards adopted from January 1, 2024

Amendments to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 issued in October 2022, aim to improve the information disclosed about non-current debts with covenants, so that users of the financial statements understand the risk of such debts being settled in advance. Additionally, they carried out changes that aim to address some concerns raised by users of the financial statements, due to the application of the changes for the Classification of Liabilities as Current and Non-Current, issued in 2020. Early adoption is allowed. The changes took effect from January 1, 2024. It was concluded that there were no impacts with the initial application of this revised standard.

Amendments to IFRS 16 - Leases

The changes, issued in September 2022, provide for the addition of requirements on how an entity accounts for a sale of an asset when it leases that same asset back (leaseback), after the initial date of the transaction. In summary, the seller-lessee shall not recognize any gain or loss relating to the right of use retained by it. The amendments are effective for annual periods beginning on or after January 1, 2024. It was concluded that there were no impacts with the initial application of this revised standard.

Amendments to IAS 7 and IFRS 7 - Statements of Financial Instruments and Cash Flows: Disclosure

The changes refer to the disclosure of information on financial agreements with suppliers that will allow users of the Financial Statements to evaluate their effects on the entity's liabilities and cash flows, in addition to their exposure to the liquidity risk. The amendments are effective for annual periods beginning on or after January 1, 2024. It was concluded that there were no impacts with the initial application of this revised standard.

b) Standards, amendments and interpretations of standards applicable in future periods

Changes to IAS 21 – Lack of Convertibility Between Currencies

The amendments, issued in August 2023, require that useful and complete information be provided in a company's financial statements when one currency cannot be converted into another. The standard establishes that companies adopt a uniform approach when evaluating the possibility of conversion between different currencies. If conversion is not possible, an exchange rate must be determined to be used and this situation must be disclosed appropriately. These changes come into force from January 1, 2025 and the Organization concluded that there will be no initial impacts with the application of this standard.

New IFRS 18 - Presentation and Disclosure in Financial Statements

The new standard, issued in April 2024, replaces IAS 1 - Presentation of Financial Statements and introduces new requirements to improve the disclosure of companies' financial performance, such as: Three categories defined for income and expenses – operational, investments and financing – and new subtotals defined, including operating profit; Disclosure of information on company-specific indicators related to the income statement, called performance measures defined by management; Improved guidance on the organization of information and whether it should be provided in the primary financial statements or notes; Greater transparency for operating expenses; and Specific requirements on how companies, such as banks and insurance companies, classify income and expenses in the operating category. IFRS 18 will come into force on January 1, 2027. The Organization is evaluating the impacts of the new standard.

New IFRS 19 – Subsidiaries without Public Responsibility

The new standard, issued in May 2024, allows eligible subsidiaries to use IFRS accounting standards with reduced disclosures, which will reduce the costs of preparing these subsidiaries' financial statements while maintaining the usefulness of the information to users of its financial statements. IFRS 19 will come into force on January 1, 2027. The Organization is evaluating the impacts of the new standard.

Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

The amendments, issued in May 2024, provide explanations on the classification of financial assets with environmental, social and corporate governance (ESG) and similar characteristics, in addition to addressing criteria on the settlement of liabilities through electronic payment systems. These amendments come into force from January 1, 2026 and the Organization is evaluating the impacts of the new standard.

4) ESTIMATES AND JUDGMENTS

The Company makes estimates and judgments that may affect the reported carrying amounts of assets and liabilities in the next year, with the assumptions determined in accordance with the applicable standard.

Such estimates and judgments are evaluated on an ongoing basis, based on our historical experience and among other factors, including expectations of future events, considered reasonable under current circumstances.

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements are included in the following notes:

- Note 13 Consolidation: whether the Group has de facto control over the investee; and equity-accounted investees: whether the Group has significant influence over the investee; and
- Note 21 - Measurement of insurance liabilities: Methodologies are used considering all

relevant facts and circumstances to determine a systematic and rational method for estimating insurance contract coverage in accordance with the Premium Allocation Model (PAA), General Measurement Model (GMM/BBA) and Variable Rate Model (VFA).

Estimates

Estimates that carry a significant risk as they may have a material impact on the values of assets and liabilities in the next year, with the possibility of actual results being different from those previously established. Below is a table with the accounting estimates and their respective notes:

Accounting estimates	Note
• Fair value of financial instruments (Level II and III)	6 / 8 / 29 / 30 and 40.4
• Expected credit loss	10 / 11 and 40.1
• Impairment of intangible assets and goodwill	15
• Insurance contract liabilities	21
• Other provisions	22
• Realization of deferred income tax	37

For more details on these accounting judgments and estimates, see note 2 and 4 of the Consolidated Financial Statements as of December 31, 2023.

5) CASH, CASH EQUIVALENTS AND BALANCES WITH BANKS

a) Cash, cash equivalents and balances with banks

		R$ thousands
	On September 30, 2024	On December 31, 2023
Cash and due from banks in domestic currency	13,283,192	14,765,830
Cash and due from banks in foreign currency	4,097,720	2,566,314
Reverse repurchase agreements (1) (a)	178,288,495	145,253,145
Discretionary deposits at the Central Bank	17,199,999	24,205,291
Cash and cash equivalents	**212,869,406**	**186,790,580**
Compulsory deposits with the Central Bank (2)	106,519,611	109,516,537
Cash, cash equivalents and balances with banks (b)	**319,389,017**	**296,307,117**
Cash and balances with banks (b) - (a)	**141,100,522**	**151,053,972**

(1) Refers to operations whose maturity on the effective investment date is equal to or less than 90 days and present an insignificant risk of change. In the statement of financial position these are presented as 'loans and advances to banks – refer to note 10; and

(2) Compulsory deposits with the Central Bank of Brazil refers to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets at fair value through profit or loss

		R$ thousands
	On September 30, 2024	On December 31, 2023
Ativos financeiros		
Brazilian government bonds	261,573,175	282,586,266
Bank debt securities	35,002,694	43,844,816
Corporate debt and marketable equity securities	38,940,854	36,257,756
Mutual funds	9,182,508	9,323,075
Brazilian sovereign bonds	637,515	54,167
Foreign governments securities	684,899	118,948
Derivative financial instruments	16,124,187	15,413,349
Total	**362,145,832**	**387,598,377**

b) Maturity

	R$ thousands	
	On September 30, 2024	On December 31, 2023
Maturity of up to one year	61,614,317	95,034,235
Maturity of one to five years	209,493,208	201,297,811
Maturity of five to 10 years	57,770,794	58,350,432
Maturity of over 10 years	10,265,317	7,911,872
No stated maturity	23,002,196	25,004,027
Total	**362,145,832**	**387,598,377**

The financial instruments given as collateral classified as "Financial assets at fair value through profit or loss", totaled R$5,205,547 thousand on September 30, 2024 (R$32,772,513 thousand on December 31, 2023), being composed primarily of Brazilian government bonds.

c) Liabilities at fair value through profit or loss

	R$ thousands	
	On September 30, 2024	On December 31, 2023
Derivative financial instruments	16,442,559	15,542,220
Total	**16,442,559**	**15,542,220**

7) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers' requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Derivative financial instruments are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market-derived information is used in the determination of the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from B3 (the Brazilian securities, commodities and futures exchange), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps and futures and are registered with B3.

Foreign derivative financial instruments refer to swaps, forwards, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

R$ thousands

	On September 30, 2024					On December 31, 2023				
	Notional value	Net notional value (3)	Amortized cost	Fair Value Adjustment	Fair Value	Notional value	Net notional value (3)	Amortized cost	Fair Value Adjustment	Fair Value
Futures contracts										
Purchase commitments:	**130,517,570**	-	-	-	-	**164,372,715**		-	-	-
- Interbank market	93,228,766	-	-	-	-	132,161,908	-	-	-	-
- Foreign currency	18,380,558	-	-	-	-	14,481,278	-	-	-	-
- Other	18,908,246	8,568,746	-	-	-	17,729,529	10,106,786	-	-	-
Sale commitments:	**138,600,091**		-	-	-	**220,715,317**		-	-	-
- Interbank market (1)	94,254,064	1,025,298	-	-	-	163,879,990	31,718,082	-	-	-
- Foreign currency (2)	34,006,527	15,625,969	-	-	-	49,212,584	34,731,306	-	-	-
- Other	10,339,500	-	-	-	-	7,622,743	-	-	-	-
Option contracts										
Purchase commitments:	**1,138,935,405**		**1,044,676**	**85,770**	**1,130,446**	**1,030,322,549**		**3,175,395**	**257,087**	**3,432,482**
- Interbank market	819,620,405	6,319,110	138,986	-	138,986	928,351,318	9,300,669	2,354,374	-	2,354,374
- Foreign currency	38,414,764	32,221,426	60,129	(32,054)	28,075	4,580,443	6,539	77,305	20,244	97,549
- Other	280,900,236	-	845,561	117,824	963,385	97,390,788	-	743,716	236,843	980,559
Sale commitments:	**1,101,810,700**		**(1,736,761)**	**298,647**	**(1,438,114)**	**1,022,551,043**		**(2,071,414)**	**(165,205)**	**(2,236,619)**
- Interbank market	813,301,295	-	(199,041)	-	(199,041)	919,050,649	-	(719,366)	-	(719,366)
- Foreign currency	6,193,338	-	(157,314)	23,157	(134,157)	4,573,904	-	(68,382)	47,472	(20,910)
- Other	282,316,067	1,415,831	(1,380,406)	275,490	(1,104,916)	98,926,490	1,535,702	(1,283,666)	(212,677)	(1,496,343)
Forward contracts										
Purchase commitments:	**52,467,741**		**395,452**	**(4,291)**	**391,161**	**34,113,304**		**(855,134)**	**(3,953)**	**(859,087)**
- Foreign currency	49,287,983	8,972,848	107,204	-	107,204	33,043,985	8,345,257	(849,505)	(551)	(850,056)
- Other	3,179,758	-	288,248	(4,291)	283,957	1,069,319	-	(5,629)	(3,402)	(9,031)
Sale commitments:	**44,393,829**		**76,824**	**(15,203)**	**61,621**	**28,256,407**		**772,080**	**(8,496)**	**763,584**
- Foreign currency (2)	40,315,135	-	(128,616)	-	(128,616)	24,698,728	-	449,969	-	449,969
- Other	4,078,694	898,936	205,440	(15,203)	190,237	3,557,679	2,488,360	322,111	(8,496)	313,615
Swap contracts										
Assets (long position):	**1,056,655,903**		**5,072,827**	**2,344,958**	**7,417,785**	**786,364,992**		**6,973,332**	**828,588**	**7,801,920**
- Interbank market	62,426,858	-	707,891	2,075,266	2,783,157	45,590,283	13,012,809	1,799,507	1,093,110	2,892,617
- Fixed rate	818,109,925	519,829,376	761,113	(203,155)	557,958	541,219,843	102,880,024	1,389,077	(5,992)	1,383,085
- Foreign currency	163,776,789	-	2,843,218	56,030	2,899,248	194,344,754	-	2,960,898	(345,557)	2,615,341

R$ thousands

	On September 30, 2024					On December 31, 2023				
	Notional value	Net notional value (3)	Amortized cost	Fair Value Adjustment	Fair Value	Notional value	Net notional value (3)	Amortized cost	Fair Value Adjustment	Fair Value
- IGPM (General Index of market pricing)	48,780	-	38,530	535	39,065	87,639	-	74,582	3,334	77,916
- Other	12,293,551	4,704,265	722,075	416,282	1,138,357	5,122,473	-	749,268	83,693	832,961
Liabilities (short position):	**779,123,819**		**(7,506,891)**	**(374,380)**	**(7,881,271)**	**783,299,290**		**(8,124,013)**	**(907,138)**	**(9,031,151)**
- Interbank market	223,665,884	161,239,026	(1,699,350)	(299,076)	(1,998,426)	32,577,474	-	(1,721,999)	(1,190,305)	(2,912,304)
- Fixed rate	298,280,549	-	(631,743)	(110,843)	(742,586)	438,339,819	-	(1,734,296)	(614,622)	(2,348,918)
- Foreign currency	249,475,100	85,698,311	(4,414,967)	578	(4,414,389)	284,842,617	90,497,863	(2,985,854)	(109,307)	(3,095,161)
- IGPM (General Index of market pricing)	113,000	64,220	(153,352)	(2,842)	(156,194)	190,560	102,921	(238,476)	(13,896)	(252,372)
- Other	7,589,286	-	(607,479)	37,803	(569,676)	27,348,820	22,226,347	(1,443,388)	1,020,992	(422,396)
Total	**4,442,505,058**		**(2,653,873)**	**2,335,501**	**(318,372)**	**4,069,995,617**		**(129,754)**	**883**	**(128,871)**

Derivatives include operations maturing in D+1 (day after reporting date).

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$58,748,442 thousand (R$102,934,940 thousand on December 31, 2023); and (ii) accounting cash flow hedges to protect DI-indexed (Interbank Deposit Rate) investments totaling R$21,737,802 thousand (R$44,821,117 thousand on December 31, 2023);

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad total R$36,334,589 thousand (R$31,320,736 thousand on December 31, 2023); and

(3) Reflects the net notional value of derivatives of the same type with the same underlying risk.

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

Credit Default Swap – CDS

In general, these represent a bilateral contract in which one of the counterparties buys protection against a credit risk of a particular financial instrument (its risk is transferred). The counterparty that sells the protection receives a remuneration that is usually paid linearly over the life of the operation.

In the event of a default, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the counterparty that sells the protection normally will receive the underlying asset in exchange for said payment.

	R$ thousands	
	On September 30, 2024	On December 31, 2023
Risk received in credit swaps - Notional	**2,462,650**	**2,044,989**
- Debt securities issued by companies	751,429	637,962
- Brazilian government bonds	1,037,291	808,158
- Foreign government bonds	673,930	598,869
Risk transferred in credit swaps - Notional	**(1,585,397)**	**(1,297,469)**
- Companies bonds	(136,203)	-
- Brazilian government bonds	(784,526)	(706,830)
- Foreign government bonds	(664,668)	(590,639)
Total net credit risk value	**877,253**	**747,520**

The contracts related to credit derivative transactions described above are due in 2029. There were no credit events, as defined in the agreements, during the period.

The Company has the following hedge accounting transactions:

Cash Flow Hedge

The financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the operating results of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Strategy	R$ thousands			
	Hedge instrument nominal value	Hedge object carrying amount	Accumulated fair value adjustments in equity (gross of tax effects)	Accumulated fair value adjustments in equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	21,737,802	22,165,391	(50,369)	(27,703)
Hedge of interest payments on funding (1)	58,748,442	59,585,706	(124,753)	(68,845)
Total on September 30, 2024	**80,486,244**	**81,751,097**	**(175,122)**	**(96,548)**
Hedge of interest receipts from investments in securities (1)	44,821,117	45,285,081	138,891	76,390
Hedge of interest payments on funding (1)	102,934,940	103,287,896	(779,599)	(428,779)
Total on December 31, 2023	**147,756,057**	**148,572,977**	**(640,708)**	**(352,389)**

(1) Refers to the DI interest rate risk, using DI Futures contracts in B3, Swaps and e FED funds, with the maturity dates until 2027, making the cash flow fixed.

In December 2021, Bradesco terminated some hedge accounting instruments to protect cash flows. The fair value changes of these hedging instruments, previously

recorded in accumulated OCI, will be appropriated to profit or loss, according to the result of the hedged item. For the nine-month period ended September 30, 2024, the amount of R$663,157 thousand was reclassified to the statement of income, net of tax effects. The accumulated balance in OCI on September 30, 2024 is R$45,531 thousand, this amount will be appropriated to profit or loss until the year 2027.

There were no gains/(losses) related to the cash flow accounting hedge, recorded in profit or loss for the nine-month period ended September 30, 2024 and 2023.

Fair value hedge – financial instruments classified in this category are intended to offset risks arising from exposure to changes in the fair value of the hedged item. The hedged items are securities classified as Available for Sale. Increases or decreases in fair value that are effectively hedged are recognized in the income statement. Increases or decreases in fair value will be recognized directly in equity only: (i) in case of hedge ineffectiveness; or (ii) when the hedged item is settled.

Strategy	R$ thousands			
	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Debenture hedge	472,753	482,556	17,314	9,523
Total on September 30, 2024 (1)	**472,753**	**482,556**	**17,314**	**9,523**

(1) Referring to the risk of Debentures, using Swap contracts, with maturity dates through 2034. The effectiveness verified in the hedge portfolio is in accordance with the provisions of Bacen Circular No. 3,082/02. There were no strategies in this operation as of December 31, 2023.

There were no gains/(losses) related to the fair value accounting hedge, recorded in equity accounts, in the period ended September 30, 2024 and 2023.

Hedge of investments abroad

The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the Group. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of accumulated OCI, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the statement of income.

Strategy	R$ thousands			
	Hedge instrument nominal value	Hedge object carrying amount	Accumulated fair value adjustments in equity (gross of tax effects)	Accumulated fair value adjustments in equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	4,969,015	4,644,456	(956,162)	(501,435)
Total on September 30, 2024	**4,969,015**	**4,644,456**	**(956,162)**	**(501,435)**
Hedge of exchange variation on future cash flows (1)	4,477,297	4,149,708	(702,728)	(368,528)
Total on December 31, 2023	**4,477,297**	**4,149,708**	**(702,728)**	**(368,528)**

(1) For subsidiaries with functional currency is different from the *Real*, using Forward and Futures contracts of US dollar, with the objective of hedging the foreign investment referenced to MXN (Mexican Peso) and US$ (American Dollar).

The gains/(losses) related to the ineffectiveness of the hedge of foreign operations, recorded in profit or loss, for the nine-month period ended September 30, 2024 was R$(5,717) thousand (R$1,345 thousand in 2023).

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The nominal values do not reflect the actual risk assumed by the Group, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Group particularly to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments are recognized in "Net gains/(losses) on financial assets and liabilities at fair value through profit or loss", in the consolidated statement of income.

Offsetting of financial assets and liabilities

A financial asset and a financial liability are offset and their net value presented in the Statement of Financial Position when, and only when, there is a legally enforceable right to offset the amounts recognized and the Group intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously. The right of set-off is exercised upon the occurrence of certain events, such as the default of bank loans or other credit events.

The table below presents financial assets and liabilities subject to net settlement:

						R$ thousands
	On September 30, 2024			On December 31, 2023		
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Ativos financeiros						
Reverse repurchase agreements	190,035,808	-	190,035,808	186,599,349	-	186,599,349
Derivative financial instruments	16,124,187	-	16,124,187	15,413,349	-	15,413,349
Financial liabilities						
Securities sold under agreements to repurchase	149,831,292	-	149,831,292	169,570,218	-	169,570,218
Derivative financial instruments	16,442,559	-	16,442,559	15,542,220	-	15,542,220

In the periods on September 30, 2024 and 2023, Bradesco did not offset any financial assets and financial liabilities in its Statement of Financial Position.

8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

a) Financial assets at fair value through other comprehensive income

	R$ thousands			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Brazilian government bonds	203,769,061	553,034	(6,620,367)	197,701,728
Corporate debt securities	1,526,282	45,491	(34,474)	1,537,299
Bank debt securities	5,936,893	33,737	(58,051)	5,912,579
Brazilian sovereign bonds	7,502,913	377,281	(33,159)	7,847,035
Foreign governments securities	7,313,706	22,039	-	7,335,745
Mutual funds	4,791,086	22,490	-	4,813,576
Marketable equity securities and other stocks	6,699,653	413,092	(1,992,605)	5,120,140
Balance on September 30, 2024	**237,539,594**	**1,467,164**	**(8,738,656)**	**230,268,102**
Brazilian government bonds	181,505,226	4,177,028	(2,473,306)	183,208,948
Corporate debt securities	1,389,653	26,930	(46,617)	1,369,966
Bank debt securities	6,400,767	10,895	(30,304)	6,381,358
Brazilian sovereign bonds	6,412,372	292,990	(35,319)	6,670,043
Foreign governments securities	7,404,614	2,690	(2,549)	7,404,755
Mutual funds	2,407,603	33,609	(158,249)	2,282,963
Marketable equity securities and other stocks	6,489,814	494,838	(1,453,079)	5,531,573
Balance on December 31, 2023	**212,010,049**	**5,038,980**	**(4,199,423)**	**212,849,606**

b) Maturity

	R$ thousands			
	On September 30, 2024		On December 31, 2023	
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	58,858,566	58,822,288	20,801,969	20,741,673
From 1 to 5 years	94,211,352	92,030,177	111,918,413	112,979,885
From 5 to 10 years	39,672,069	39,238,318	38,526,607	39,467,969
Over 10 years	33,306,868	30,243,603	31,865,643	31,845,543
No stated maturity	11,490,739	9,933,716	8,897,417	7,814,536
Total	**237,539,594**	**230,268,102**	**212,010,049**	**212,849,606**

The financial instruments given as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$92,575,975 thousand on September 30, 2024 (R$52,026,509 thousand on December 31, 2023), being composed mostly of Brazilian government bonds.

c) Investments in equity instruments designated at fair value through other comprehensive income

	R$ thousands		
	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	6,699,653	(1,579,513)	5,120,140
Total on September 30, 2024	**6,699,653**	**(1,579,513)**	**5,120,140**
Marketable equity securities and other stocks	6,489,814	(958,241)	5,531,573
Total on December 31, 2023	**6,489,814**	**(958,241)**	**5,531,573**

The Company adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a given market.

d) Reconciliation of expected losses of financial assets at FVOCI:

				R$ thousands
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets at FVOCI on December 31, 2022	**129,812**	**6,180**	**165,292**	**301,284**
Transferred to Stage 1	-	-	-	-
Transferred to Stage 2	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	-	-	-	-
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	(70,184)	(2,741)	(72,984)	(145,909)
Expected loss of financial assets at FVOCI on September 30, 2023	**59,628**	**3,439**	**92,308**	**155,375**
Expected loss of financial assets at FVOCI on December 31, 2023	**41,160**	**2,979**	**92,745**	**136,884**
Transferred to Stage 1	-	(12)	(378)	(390)
Transferred to Stage 2	(35)	-	-	(35)
Transferred to Stage 3	(362)	-	-	(362)
Transfer from Stage 1	-	35	362	397
Transfer from Stage 2	12	-	-	12
Transfer from Stage 3	378	-	-	378
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	5,104	(486)	23,085	27,703
Expected loss of financial assets at FVOCI on September 30, 2024	**46,257**	**2,516**	**115,814**	**164,587**

9) BONDS AND SECURITIES AT AMORTIZED COST

a) Securities at amortized cost

				R$ thousands
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair Value
Securities:				
Brazilian government bonds	55,108,672	1,021,671	(4,176,288)	51,954,055
Corporate debt securities	116,127,802	2,291,259	(869,831)	117,549,230
Balance on September 30, 2024	**171,236,474**	**3,312,930**	**(5,046,119)**	**169,503,285**
Securities:				
Brazilian government bonds	54,282,125	4,007,277	(4,653,464)	53,635,938
Corporate debt securities	120,924,952	1,387,469	(580,298)	121,732,123
Balance on December 31, 2023 (1)	**175,207,077**	**5,394,746**	**(5,233,762)**	**175,368,061**

(1) On January 1, 2023, with the adoption of IFRS 17, Management reclassified Bonds and Securities measured at amortized cost to measured at FVOCI, in the amount of R$36,639,102 thousand. This reclassification was due to alignment of the strategy of assets related to insurance contract liabilities; and

(2) Unrealized gains and losses on assets at amortized cost have not been recognized in comprehensive income.

b) Maturity

	R$ thousands			
	On September 30, 2024		On December 31, 2023	
	Amortized cost	Fair Value	Amortized cost	Fair Value
Due within one year	55,495,466	55,556,079	26,708,054	26,853,215
From 1 to 5 years	65,854,957	66,544,745	108,111,315	108,612,106
From 5 to 10 years	25,762,929	26,108,377	17,408,132	17,311,782
Over 10 years	24,123,122	21,294,084	22,979,576	22,590,958
Total	**171,236,474**	**169,503,285**	**175,207,077**	**175,368,061**

The financial instruments given as collateral, classified as financial assets at amortized cost, totalled R$37,381,141 thousand on September 30, 2024 (R$25,937,875 thousand on December 31, 2023), being composed mostly of Brazilian government bonds.

c) Reconciliation of expected losses of financial assets at amortized cost

	R$ thousands			
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost on December 31, 2022	**472,396**	**130,796**	**2,437,639**	**3,040,831**
Transferred to Stage 1	-	(14,893)	-	(14,893)
Transferred to Stage 2	-	-	-	-
Transferred to Stage 3	(2,572)	(48,452)	-	(51,024)
Transfer from Stage 1	-	-	2,572	2,572
Transfer from Stage 2	14,893	-	48,452	63,345
Transfer from Stage 3	-	-	-	-
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	(101,544)	(19,758)	946,341	825,039
Expected loss of financial assets at amortized cost on September 30, 2023	**383,173**	**47,693**	**3,435,004**	**3,865,870**
Expected loss of financial assets at amortized cost on December 31, 2023	**370,902**	**186,825**	**4,587,539**	**5,145,266**
Transferred to Stage 1	-	(2,458)	(2,002)	(4,460)
Transferred to Stage 2	(1,692)	-	(1,086)	(2,778)
Transferred to Stage 3	(20,859)	(34,862)	-	(55,721)
Transfer from Stage 1	-	1,692	20,859	22,551
Transfer from Stage 2	2,458	-	34,862	37,320
Transfer from Stage 3	2,002	1,086	-	3,088
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	233,568	(94,312)	484,928	624,184
Expected loss of financial assets at amortized cost on September 30, 2024	**586,379**	**57,971**	**5,125,100**	**5,769,450**

(1) The expected loss expense is recorded as "Expected Loss on Other Financial Assets" in the Consolidated Statement of Income.

10) LOANS AND ADVANCES TO BANKS

	R$ thousands	
	On September 30, 2024	On December 31, 2023
Reverse repurchase agreements (1)	190,035,808	186,599,349
Loans to financial institutions	19,102,032	18,504,300
Expected credit loss	(36,718)	(990)
Total	**209,101,122**	**205,102,659**

(1) On September 30, 2024, it included financial investments given in guarantee in the amount of R$132,125,721 thousand (R$127,843,191 thousand on December 31, 2023).

11) LOANS AND ADVANCES TO CUSTOMERS

a) Loans and advances to customers by type of product

		R$ thousands
	On September 30, 2024	**On December 31, 2023**
Companies	**302,259,483**	**269,421,350**
- Financing and On-lending	**129,219,805**	**104,729,799**
- Financing and export	42,346,304	28,957,241
- Housing loans	28,185,569	24,534,805
- Onlending BNDES/Finame	19,163,147	17,515,937
- Vehicle loans	22,029,519	22,316,453
- Import	12,081,775	7,183,123
- Leases	5,413,491	4,222,240
- Borrowings	**158,602,242**	**151,245,208**
- Working capital	92,099,837	82,843,536
- Rural loans	11,691,311	12,807,395
- Other	54,811,094	55,594,277
- Limit operations (1)	**14,437,436**	**13,446,343**
- Credit card	8,418,793	8,003,405
- Overdraft for corporates/Individuals	6,018,643	5,442,938
Individuals	**388,106,616**	**360,265,349**
- Financing and On-lending	**138,543,343**	**127,765,221**
- Housing loans	97,712,237	89,315,143
- Vehicle loans	33,833,861	31,408,501
- Onlending BNDES/Finame	6,706,995	6,866,782
- Other	290,250	174,795
- Borrowings	**172,655,169**	**155,605,725**
- Payroll-deductible loans	96,743,678	90,960,703
- Personal credit	40,194,641	31,309,283
- Rural loans	14,328,811	12,534,155
- Other	21,388,039	20,801,584
- Limit operations (1)	**76,908,104**	**76,894,403**
- Credit card	71,037,972	71,926,643
- Overdraft for corporates/Individuals	5,870,132	4,967,760
Total portfolio	**690,366,099**	**629,686,699**
Expected credit loss	**(45,700,273)**	**(50,184,880)**
Total of net loans and advances to customers	**644,665,826**	**579,501,819**

(1) Refers to outstanding operations with pre-established limits linked to current account and credit card, whose credit limits are automatically recomposed as the amounts used are paid.

b) Finance Lease Receivables

Loans and advances to customers include the following finance lease receivables.

		R$ thousands
	On September 30, 2024	**On December 31, 2023**
Gross investments in finance lease receivables:		
Up to one year	2,142,102	1,681,751
From one to five years	3,327,412	2,581,232
Over five years	177,451	131,390
Impairment loss on finance lease receivables	(52,467)	(46,144)
Net investment	**5,594,498**	**4,348,229**
Net investments in finance lease:		
Up to one year	2,122,307	1,663,550
From one to five years	3,297,337	2,556,255
Over five years	174,854	128,424
Total	**5,594,498**	**4,348,229**

c) Reconciliation of the gross book value of loans and advances to customers

R$ thousands

Stage 1	Balance on December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on September 30, 2024
Companies	**230,134,580**	**(3,013,025)**	**(2,599,204)**	**1,156,986**	**139,678**	**149,209,919**	**(105,827,830)**	**-**	**269,201,104**
- Financing	97,907,233	(1,095,976)	(626,462)	219,667	18,970	57,639,246	(31,420,943)	-	122,641,735
- Borrowings	121,553,604	(1,655,149)	(1,604,586)	849,274	116,784	88,273,139	(73,226,579)	-	134,306,487
- Revolving	10,673,743	(261,900)	(368,156)	88,045	3,924	3,297,534	(1,180,308)	-	12,252,882
Individuals	**298,686,536**	**(6,398,096)**	**(5,783,359)**	**3,852,480**	**657,151**	**137,784,665**	**(96,533,257)**	**-**	**332,266,120**
- Financing	114,370,195	(3,242,020)	(1,154,868)	2,112,313	133,800	39,440,256	(25,595,028)	-	126,064,648
- Borrowings	126,474,656	(1,852,885)	(2,258,468)	979,716	420,084	83,984,409	(62,911,955)	-	144,835,557
- Revolving	57,841,685	(1,303,191)	(2,370,023)	760,451	103,267	14,360,000	(8,026,274)	-	61,365,915
Total	**528,821,116**	**(9,411,121)**	**(8,382,563)**	**5,009,466**	**796,829**	**286,994,584**	**(202,361,087)**	**-**	**601,467,224**

R$ thousands

Stage 2	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on September 30, 2024
Companies	**12,538,317**	**(1,156,986)**	**(4,163,178)**	**3,013,025**	**302,883**	**2,347,872**	**(5,921,476)**	**-**	**6,960,457**
- Financing	1,909,771	(219,667)	(318,892)	1,095,976	7,930	340,277	(976,958)	-	1,838,437
- Borrowings	9,848,560	(849,274)	(3,632,868)	1,655,149	285,967	1,851,201	(4,715,589)	-	4,443,146
- Revolving	779,986	(88,045)	(211,418)	261,900	8,986	156,394	(228,929)	-	678,874
Individuals	**22,711,786**	**(3,852,480)**	**(4,032,048)**	**6,398,096**	**1,025,013**	**6,355,875**	**(7,672,374)**	**-**	**20,933,868**
- Financing	9,342,632	(2,112,313)	(1,050,340)	3,242,020	78,669	1,271,189	(2,534,648)	-	8,237,209
- Borrowings	8,719,543	(979,716)	(1,545,049)	1,852,885	867,912	4,055,973	(4,300,637)	-	8,670,911
- Revolving	4,649,611	(760,451)	(1,436,659)	1,303,191	78,432	1,028,713	(837,089)	-	4,025,748
Total	**35,250,103**	**(5,009,466)**	**(8,195,226)**	**9,411,121**	**1,327,896**	**8,703,747**	**(13,593,850)**	**-**	**27,894,325**

Stage 3									R$ thousands
	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Maturities/Early Settlements	(Write off)	Balance on September 30, 2024
Companies	**26,748,453**	**(139,678)**	**(302,883)**	**2,599,204**	**4,163,178**	**11,230,000**	**(5,344,587)**	**(12,855,765)**	**26,097,922**
- Financing	4,912,796	(18,970)	(7,930)	626,462	318,892	147,804	140,686	(1,380,106)	4,739,634
- Borrowings	19,843,042	(116,784)	(285,967)	1,604,586	3,632,868	10,771,332	(5,490,581)	(10,105,888)	19,852,608
- Revolving	1,992,615	(3,924)	(8,986)	368,156	211,418	310,864	5,308	(1,369,771)	1,505,680
Individuals	**38,867,027**	**(657,151)**	**(1,025,013)**	**5,783,359**	**4,032,048**	**12,834,529**	**(7,461,062)**	**(17,467,109)**	**34,906,628**
- Financing	4,052,392	(133,800)	(78,669)	1,154,868	1,050,340	517,792	(1,037,393)	(1,284,044)	4,241,486
- Borrowings	20,411,507	(420,084)	(867,912)	2,258,468	1,545,049	9,720,662	(6,183,211)	(7,315,800)	19,148,679
- Revolving	14,403,128	(103,267)	(78,432)	2,370,023	1,436,659	2,596,075	(240,458)	(8,867,265)	11,516,463
Total	65,615,480	(796,829)	(1,327,896)	8,382,563	8,195,226	24,064,529	(12,805,649)	(30,322,874)	61,004,550

Consolidated - All stages					R$ thousands
	Balance on December 31, 2023	Originated	Maturities/Early Settlements	(Write off)	Balance on September 30, 2024
Companies	**269,421,350**	**162,787,791**	**(117,093,893)**	**(12,855,765)**	**302,259,483**
- Financing	104,729,800	58,127,327	(32,257,215)	(1,380,106)	129,219,806
- Borrowings	151,245,206	100,895,672	(83,432,749)	(10,105,888)	158,602,241
- Revolving	13,446,344	3,764,792	(1,403,929)	(1,369,771)	14,437,436
Individuals	**360,265,349**	**156,975,069**	**(111,666,693)**	**(17,467,109)**	**388,106,616**
- Financing	127,765,219	41,229,237	(29,167,069)	(1,284,044)	138,543,343
- Borrowings	155,605,706	97,761,044	(73,395,803)	(7,315,800)	172,655,147
- Revolving	76,894,424	17,984,788	(9,103,821)	(8,867,265)	76,908,126
Total	629,686,699	319,762,860	(228,760,586)	(30,322,874)	690,366,099

R$ thousands

Stage 1	Balance on December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on September 30, 2023
Companies	**260,930,040**	**(3,305,123)**	**(3,985,125)**	**768,734**	**34,664**	**110,806,299**	**(134,082,546)**	**-**	**231,166,943**
- Financing	104,459,244	(1,010,138)	(574,336)	344,632	8,675	37,402,699	(40,433,127)	-	100,197,649
- Borrowings	144,212,730	(1,974,054)	(2,764,621)	368,448	19,925	70,710,043	(91,158,903)	-	119,413,568
- Revolving	12,258,066	(320,931)	(646,168)	55,654	6,064	2,693,557	(2,490,516)	-	11,555,726
Individuals	**292,656,355**	**(10,941,428)**	**(7,650,157)**	**4,032,193**	**256,575**	**94,266,797**	**(86,553,360)**	**-**	**286,066,975**
- Financing	109,442,423	(5,783,168)	(986,440)	2,430,847	65,788	25,112,800	(22,503,030)	-	107,779,220
- Borrowings	125,648,075	(2,664,139)	(2,721,054)	680,398	134,751	60,611,029	(58,052,134)	-	123,636,926
- Revolving	57,565,857	(2,494,121)	(3,942,663)	920,948	56,036	8,542,968	(5,998,196)	-	54,650,829
Total	**553,586,395**	**(14,246,551)**	**(11,635,282)**	**4,800,927**	**291,239**	**205,073,096**	**(220,635,906)**	**-**	**517,233,918**

R$ thousands

Stage 2	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on September 30, 2023
Companies	**10,397,088**	**(768,734)**	**(2,430,579)**	**3,305,123**	**481,668**	**3,334,492**	**(5,815,053)**	**-**	**8,504,005**
- Financing	2,098,408	(344,632)	(349,995)	1,010,138	60,897	319,258	(855,754)	-	1,938,320
- Borrowings	7,289,645	(368,448)	(1,755,001)	1,974,054	413,402	2,864,513	(4,645,488)	-	5,772,677
- Revolving	1,009,035	(55,654)	(325,583)	320,931	7,369	150,721	(313,811)	-	793,008
Individuals	**31,531,058**	**(4,032,193)**	**(6,734,120)**	**10,941,428**	**892,595**	**6,468,901**	**(10,179,686)**	**-**	**28,887,983**
- Financing	13,494,747	(2,430,847)	(1,353,384)	5,783,168	63,751	2,233,106	(3,242,540)	-	14,548,001
- Borrowings	10,764,215	(680,398)	(2,205,825)	2,664,139	786,746	3,390,480	(6,164,111)	-	8,555,246
- Revolving	7,272,096	(920,948)	(3,174,911)	2,494,121	42,098	845,315	(773,035)	-	5,784,736
Total	**41,928,146**	**(4,800,927)**	**(9,164,699)**	**14,246,551**	**1,374,263**	**9,803,393**	**(15,994,739)**	**-**	**37,391,988**

R$ thousands

Stage 3	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Maturities/Early Settlements	(Write off)	Balance on September 30, 2023
Companies	**27,927,899**	**(34,664)**	**(481,668)**	**3,985,125**	**2,430,579**	**10,488,047**	**(4,639,527)**	**(7,851,453)**	**31,824,338**
- Financing	5,049,959	(8,675)	(60,897)	574,336	349,995	202,263	(186,581)	(776,785)	5,143,615
- Borrowings	21,410,798	(19,925)	(413,402)	2,764,621	1,755,001	9,886,252	(4,836,880)	(6,017,759)	24,528,706
- Revolving	1,467,142	(6,064)	(7,369)	646,168	325,583	399,532	383,934	(1,056,909)	2,152,017
Individuals	**33,424,124**	**(256,575)**	**(892,595)**	**7,650,157**	**6,734,120**	**14,546,720**	**(1,250,190)**	**(18,469,851)**	**41,485,910**
- Financing	3,057,379	(65,788)	(63,751)	986,440	1,353,384	505,143	(797,043)	(1,094,400)	3,881,364
- Borrowings	19,640,162	(134,751)	(786,746)	2,721,054	2,205,825	12,246,376	(3,281,708)	(10,717,395)	21,892,817
- Revolving	10,726,583	(56,036)	(42,098)	3,942,663	3,174,911	1,795,201	2,828,561	(6,658,056)	15,711,729
Total	**61,352,023**	**(291,239)**	**(1,374,263)**	**11,635,282**	**9,164,699**	**25,034,767**	**(5,889,717)**	**(26,321,304)**	**73,310,248**

R$ thousands

Consolidated - All stages	Balance on December 31, 2022	Originated	Maturities/Early Settlements	(Write off)	Balance on September 30, 2023
Companies	**299,255,027**	**124,628,838**	**(144,537,126)**	**(7,851,453)**	**271,495,286**
- Financing	111,607,611	37,924,220	(41,475,462)	(776,785)	107,279,584
- Borrowings	172,913,173	83,460,808	(100,641,271)	(6,017,759)	149,714,951
- Revolving	14,734,243	3,243,810	(2,420,393)	(1,056,909)	14,500,751
Individuals	**357,611,537**	**115,282,418**	**(97,983,236)**	**(18,469,851)**	**356,440,868**
- Financing	125,994,549	27,851,049	(26,542,613)	(1,094,400)	126,208,585
- Borrowings	156,052,452	76,247,885	(67,497,953)	(10,717,395)	154,084,989
- Revolving	75,564,536	11,183,484	(3,942,670)	(6,658,056)	76,147,294
Total	**656,866,564**	**239,911,256**	**(242,520,362)**	**(26,321,304)**	**627,936,154**

d) Reconciliation of expected losses from loans and advances to customers

(Consider expected losses on loans, commitments to be released and financial guarantees provided)

R$ thousands

Stage 1	Balance on December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on September 30, 2024
Companies	**3,710,730**	**(121,768)**	**(159,565)**	**172,365**	**57,248**	**1,879,428**	**(2,200,095)**	**-**	**3,338,343**
- Financing	1,269,857	(27,191)	(13,699)	63,886	6,533	437,888	(431,174)	-	1,306,100
- Borrowings	1,919,049	(81,363)	(122,990)	101,525	48,546	1,305,061	(1,659,668)	-	1,510,160
- Revolving	521,824	(13,214)	(22,876)	6,954	2,169	136,479	(109,253)	-	522,083
Individuals	**6,245,565**	**(195,254)**	**(272,932)**	**287,160**	**264,093**	**2,982,510**	**(2,298,886)**	**-**	**7,012,256**
- Financing	437,273	(37,972)	(22,055)	86,717	31,180	158,644	(245,550)	-	408,237
- Borrowings	2,457,473	(85,474)	(123,378)	147,841	175,271	1,949,412	(1,395,257)	-	3,125,888
- Revolving	3,350,819	(71,808)	(127,499)	52,602	57,642	874,454	(658,079)	-	3,478,131
Total	**9,956,295**	**(317,022)**	**(432,497)**	**459,525**	**321,341**	**4,861,938**	**(4,498,981)**	**-**	**10,350,599**

R$ thousands

Stage 2	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on September 30, 2024
Companies	**2,407,449**	**(172,365)**	**(896,157)**	**121,768**	**118,755**	**478,442**	**(980,968)**	**-**	**1,076,924**
- Financing	277,782	(63,886)	(62,319)	27,191	3,331	51,998	10,233	-	244,330
- Borrowings	1,968,250	(101,525)	(778,486)	81,363	111,493	387,035	(966,276)	-	701,854
- Revolving	161,417	(6,954)	(55,352)	13,214	3,931	39,409	(24,925)	-	130,740
Individuals	**3,073,021**	**(287,160)**	**(953,159)**	**195,254**	**377,539**	**1,205,431**	**(725,068)**	**-**	**2,885,858**
- Financing	468,003	(86,717)	(95,707)	37,972	20,458	120,967	(26,375)	-	438,601
- Borrowings	1,860,757	(147,841)	(517,678)	85,474	322,692	855,178	(683,053)	-	1,775,529
- Revolving	744,261	(52,602)	(339,774)	71,808	34,389	229,286	(15,640)	-	671,728
Total	**5,480,470**	**(459,525)**	**(1,849,316)**	**317,022**	**496,294**	**1,683,873**	**(1,706,036)**	**-**	**3,962,782**

Stage 3									R$ thousands
	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on September 30, 2024
Companies	**17,045,918**	**(57,248)**	**(118,755)**	**159,565**	**896,157**	**5,313,165**	**4,880,140**	**(12,855,765)**	**15,263,177**
- Financing	2,405,662	(6,533)	(3,331)	13,699	62,319	81,476	711,252	(1,380,106)	1,884,438
- Borrowings	13,348,041	(48,546)	(111,493)	122,990	778,486	5,065,248	3,349,073	(10,105,888)	12,397,911
- Revolving	1,292,215	(2,169)	(3,931)	22,876	55,352	166,441	819,815	(1,369,771)	980,828
Individuals	**21,179,127**	**(264,093)**	**(377,539)**	**272,932**	**953,159**	**6,723,411**	**8,803,183**	**(17,467,109)**	**19,823,071**
- Financing	1,380,788	(31,180)	(20,458)	22,055	95,707	215,686	1,298,880	(1,284,044)	1,677,434
- Borrowings	10,928,409	(175,271)	(322,692)	123,378	517,678	4,838,838	2,382,952	(7,315,800)	10,977,492
- Revolving	8,869,930	(57,642)	(34,389)	127,499	339,774	1,668,887	5,121,351	(8,867,265)	7,168,145
Total	**38,225,045**	**(321,341)**	**(496,294)**	**432,497**	**1,849,316**	**12,036,576**	**13,683,323**	**(30,322,874)**	**35,086,248**

Consolidated - All stages					R$ thousands
	Balance on December 31, 2023	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on September 30, 2024
Companies	**23,164,097**	**7,671,035**	**1,699,077**	**(12,855,765)**	**19,678,444**
- Financing	3,953,301	571,362	290,311	(1,380,106)	3,434,868
- Borrowings	17,235,340	6,757,344	723,129	(10,105,888)	14,609,925
- Revolving	1,975,456	342,329	685,637	(1,369,771)	1,633,651
Individuals	**30,497,713**	**10,911,352**	**5,779,229**	**(17,467,109)**	**29,721,185**
- Financing	2,286,064	495,297	1,026,955	(1,284,044)	2,524,272
- Borrowings	15,246,639	7,643,428	304,642	(7,315,800)	15,878,909
- Revolving	12,965,010	2,772,627	4,447,632	(8,867,265)	11,318,004
Total	**53,661,810**	**18,582,387**	**7,478,306**	**(30,322,874)**	**49,399,629**

(1) Relates to early settlements, maturities and modifications.

R$ thousands

Stage 1	Balance on December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on September 30, 2023
Companies	**4,709,225**	**(149,603)**	**(264,303)**	**114,360**	**27,276**	**1,597,516**	**(2,294,616)**	**-**	**3,739,855**
- Financing	1,560,991	(30,090)	(19,913)	55,513	12,028	287,704	(558,881)	-	1,307,352
- Borrowings	2,461,407	(99,330)	(201,747)	53,177	9,134	1,199,456	(1,550,901)	-	1,871,196
- Revolving	686,827	(20,183)	(42,643)	5,670	6,114	110,356	(184,834)	-	561,307
Individuals	**8,596,907**	**(442,167)**	**(510,974)**	**361,683**	**148,225**	**2,113,384**	**(4,015,681)**	**-**	**6,251,377**
- Financing	691,697	(76,629)	(32,747)	119,607	16,507	150,008	(472,138)	-	396,305
- Borrowings	3,332,473	(168,782)	(190,338)	148,762	73,721	1,477,165	(2,043,370)	-	2,629,631
- Revolving	4,572,737	(196,756)	(287,889)	93,314	57,997	486,211	(1,500,173)	-	3,225,441
Total	**13,306,132**	**(591,770)**	**(775,277)**	**476,043**	**175,501**	**3,710,900**	**(6,310,297)**	**-**	**9,991,232**

R$ thousands

Stage 2	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on September 30, 2023
Companies	**2,486,457**	**(114,360)**	**(775,466)**	**149,603**	**252,053**	**862,026**	**(977,069)**	**-**	**1,883,244**
- Financing	327,687	(55,513)	(99,066)	30,090	27,693	31,054	(6,453)	-	255,492
- Borrowings	1,903,891	(53,177)	(587,245)	99,330	220,132	794,955	(926,788)	-	1,451,098
- Revolving	254,879	(5,670)	(89,155)	20,183	4,228	36,017	(43,828)	-	176,654
Individuals	**6,185,062**	**(361,683)**	**(2,132,410)**	**442,167**	**348,610**	**1,146,688**	**(2,191,641)**	**-**	**3,436,793**
- Financing	925,342	(119,607)	(165,118)	76,629	15,324	115,839	(165,040)	-	683,369
- Borrowings	3,704,642	(148,762)	(1,082,143)	168,782	308,412	828,998	(1,958,125)	-	1,821,804
- Revolving	1,555,078	(93,314)	(885,149)	196,756	24,874	201,851	(68,476)	-	931,620
Total	**8,671,519**	**(476,043)**	**(2,907,876)**	**591,770**	**600,663**	**2,008,714**	**(3,168,710)**	**-**	**5,320,037**

R$ thousands

Stage 3	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on September 30, 2023
Companies	**18,698,277**	**(27,276)**	**(252,053)**	**264,303**	**775,466**	**5,179,542**	**4,600,232**	**(7,851,453)**	**21,387,038**
- Financing	2,345,361	(12,028)	(27,693)	19,913	99,066	102,541	679,608	(776,785)	2,429,983
- Borrowings	15,386,054	(9,134)	(220,132)	201,747	587,245	4,873,440	2,771,772	(6,017,759)	17,573,233
- Revolving	966,862	(6,114)	(4,228)	42,643	89,155	203,561	1,148,852	(1,056,909)	1,383,822
Individuals	**18,538,069**	**(148,225)**	**(348,610)**	**510,974**	**2,132,410**	**6,708,026**	**14,121,750**	**(18,469,851)**	**23,044,543**
- Financing	1,123,181	(16,507)	(15,324)	32,747	165,118	179,547	972,134	(1,094,400)	1,346,496
- Borrowings	11,130,490	(73,721)	(308,412)	190,338	1,082,143	5,509,115	5,235,520	(10,717,395)	12,048,078
- Revolving	6,284,398	(57,997)	(24,874)	287,889	885,149	1,019,364	7,914,096	(6,658,056)	9,649,969
Total	**37,236,346**	**(175,501)**	**(600,663)**	**775,277**	**2,907,876**	**11,887,568**	**18,721,982**	**(26,321,304)**	**44,431,581**

R$ thousands

Consolidated - All stages	Balance on December 31, 2022	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on September 30, 2023
Companies	**25,893,959**	**7,639,084**	**1,328,547**	**(7,851,453)**	**27,010,137**
- Financing	4,234,039	421,299	114,274	(776,785)	3,992,827
- Borrowings	19,751,352	6,867,851	294,083	(6,017,759)	20,895,527
- Revolving	1,908,568	349,934	920,190	(1,056,909)	2,121,783
Individuals	**33,320,038**	**9,968,098**	**7,914,428**	**(18,469,851)**	**32,732,713**
- Financing	2,740,220	445,394	334,956	(1,094,400)	2,426,170
- Borrowings	18,167,605	7,815,278	1,234,025	(10,717,395)	16,499,513
- Revolving	12,412,213	1,707,426	6,345,447	(6,658,056)	13,807,030
Total	**59,213,997**	**17,607,182**	**9,242,975**	**(26,321,304)**	**59,742,850**

(1) Relates to early settlements, maturities and modifications.

e) Sensitivity analysis

The measurement of expected credit losses incorporates prospective information based on projections of economic scenarios, which are developed by a team of specialists and approved in accordance with the Organization's risk governance. Each economic scenario has the evolution over time of a list of macroeconomic variables, among which are: inflation indices (IPCA), economic activity indices (GDP, unemployment, etc.), Brazilian interest rates and currencies, reflecting the expectations and assumptions of each scenario. Projections are reviewed at least annually, being timelier in cases of material events that may materially alter future prospects.

The estimate of the expected credit loss is made by combining multiple scenarios, which are weighted according to the probability assigned to each scenario, with the base scenario being the most likely. In order to determine possible oscillations in the expected loss resulting from economic projections, simulations were carried out by changing the weighting of the scenarios used in the calculation of the expected loss. The table below shows the probabilities attributed to each scenario and the impacts:

	On September 30, 2024 - R$ thousand			
	Weighting			Constitution/ (Reversion)
	Base Scenario	Optimistic Scenario*	Pessimistic Scenario**	
Simulation 1	100%	-	-	(3,926)
Simulation 2	-	100%	-	(303,289)
Simulation 3	-	-	100%	780,279

* Scenario in which the economy grows more than expected.
** Scenario in which the economy grows less than expected.

f) Expected loss on loans and advances

	R$ thousands			
	For the three-month period ended September 30		Nine-month period ended September 30	
	2024	2023	2024	2023
Amount recorded	8,661,722	10,448,690	26,060,693	26,850,157
Amount recovered	(5,591,302)	(1,161,184)	(8,354,768)	(3,260,163)
Expected loss on loans and advances	**3,070,420**	**9,287,506**	**17,705,925**	**23,589,994**

g) Loans and advances to customers renegotiated

The total balance of "Loans and advances to customers renegotiated" includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client's creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client's actual payment capacity.

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousands	
	On September 30, 2024	On September 30, 2023
Opening balance	**39,111,735**	**34,353,489**
Amount renegotiated	21,685,708	33,927,542
Amount received/Others (1)	(15,332,538)	(21,145,591)
Write-offs	(9,003,475)	(8,108,948)
Closing balance	**36,461,430**	**39,026,492**
Expected loss on loans and advances	(17,014,592)	(16,878,309)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	**19,446,838**	**22,148,183**

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	46.7%	43.2%
Total renegotiated loans and advances as a percentage of the total loan portfolio	5.3%	6.2%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	5.7%	6.8%

(1) Includes the settlement of renegotiated contracts through new operations.

At the time a loan is modified, Management considers the new loan's conditions and renegotiated maturity, and it is no longer considered past due. From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the client's capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in memorandum accounts, as well as any gains from renegotiations, are recognized only when received.

12) NON-CURRENT ASSETS HELD FOR SALE

	R$ thousands	
	On September 30, 2024	On December 31, 2023
Non-current assets held for sale		
Real estate	1,077,259	991,486
Vehicles and similar	378,956	314,041
Machinery and equipment	526	776
Other (1)	2,069,289	22,227
Total	**3,526,030**	**1,328,530**

(1) Includes R$ 2,060,445 thousand of shares in publicly held companies received as payment, intended for disposal and available for sale.

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale are those for which selling expectation, in their current condition, is highly probable to occur within a year.

13) INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

a) Breakdown of investments in associates and joint ventures

R$ thousands

Companies	On September 30, 2024							For the nine-month period ended September 30, 2024		
	Equity interest	Shareholding interest with voting rights	Investment book value	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Revenue (2)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	102,498	5,078,664	1,937,487	4,524,287	1,979,376	(2,333)	525,561	(11,665)
Tecnologia Bancária S.A. (3)	24.55%	24.32%	244,651	884,321	2,343,634	442,086	1,804,324	7,083	1,387,393	28,851
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	561,131	2,747,616	2,242,693	3,039,960	788,477	21,229	1,888,038	53,072
Gestora de Inteligência de Crédito S.A. (3)	16.82%	16.00%	57,508	195,037	1,060,258	269,636	644,768	(3,565)	238,496	(21,195)
Other (4) (5)			7,497,810					586,315		
Total investments in associates			**8,463,598**					**608,729**		
Elo Participações S.A. (4) (6)	50.01%	50.01%	2,278,005	859,854	4,591,516	572,534	81,445	695,316	1,435,578	1,389,006
Total investments in joint ventures			**2,278,005**					**695,316**		
Total on September 30, 2024			**10,741,603**					**1,304,045**		

(1) The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable;
(2) Revenue from financial intermediation or revenue from the provision of services;
(3) Companies with equity accounting using balance sheets with a reporting date delay in relation to the base date of the financial statements, permitted by regulation. In the nine-month period ended September 30, 2024, the Organization received dividends of R$2,204 thousand from Empresa Tecnologia Bancária S.A.;
(4) In August 2024, the auction of the unified public offering for the acquisition of common shares issued by Cielo S.A. was held to convert its registration as a publicly-held company from category "A" to "B" with the Securities and Exchange Commission and exit from the New segment Market of B3 S.A., with this, the Organization's total participation in Cielo S.A. became 50.72%, with 30.61% direct participation and 20.11% indirect participation, through the companies of the Elopar Group (as of December 31, 2023, total participation was 31.41%, with direct participation being 30.06%). The Organization received from Cielo S.A, interest on equity of R$151,453 thousand, accumulated as of September 30, 2024. More information in Note 42;
(5) Primarily includes investments in publicly held companies and Cielo S.A.; and
(6) Brazilian company, provider of services related to credit and debit cards and other means of payment. The Organization received dividends of R$64,922 thousand in the nine-month period ended September 30, 2024 from Empresa Elo Participações Ltda.

Companies											R$ thousands
	On December 31, 2023								Nine-months ended September 30, 2023		
	Equity interest	Shareholding interest with voting rights	Investment book value	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities		Equity in net income (loss)	Revenue (1)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	105,766	4,294,581	2,198,375	4,276,354	1,689,663		(2,359)	565,536	(10,537)
Tecnologia Bancária S.A. (2)	24.55%	24.32%	237,568	964,701	2,300,906	1,182,701	1,106,646		(410)	1,898,052	(49,739)
Swiss Re Corporate Solutions Brasil (2)	40.00%	40.00%	549,669	3,156,150	1,721,943	3,387,628	361,839		17,356	1,440,300	43,390
Gestora de Inteligência de Crédito S.A. (2)	16.82%	16.00%	61,073	153,360	1,092,648	269,606	613,865		(6,164)	206,277	(34,259)
Other (3)			7,234,917						923,625		
Total investments in associates			**8,188,993**						**932,048**		
Elo Participações S.A. (4)	50.01%	50.01%	1,427,847	1,023,779	2,627,543	563,008	103,084		645,882	(59,979)	1,274,502
Total investments in joint ventures			**1,427,847**						**645,882**		
Total on December 31, 2023			**9,616,840**								
Total on September 30, 2023									**1,577,930**		

(1) Revenue from financial intermediation or revenue from the provision of services;
(2) Companies with equity accounting using statements of financial position with a reporting date delay of up to 60 days, allowed by regulation;
(3) It primarily includes investments in public companies Cielo S.A. and Fleury S.A. The Group received R$191,601 thousand in dividends and interest on equity in the nine-month period ended September 30, 2023, from the company Cielo S.A.; and
(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. Up to September 30, 2023, the Group received R$722,650 thousand in dividends from this investment.

The Group does not have contingent liabilities from investments in associated companies, which it is partially or totally responsible for.

b) Changes in associates and joint ventures

	R$ thousands	
	2024	2023
Initial balances	**9,616,840**	**8,970,513**
Acquisitions	1,160,010	14,333
Share of profit of associate and joint ventures	1,304,045	1,577,930
Dividends/Interest on equity	(1,351,286)	(390,709)
Other	12,432	(488,100)
Balance on September 30	**10,741,603**	**9,683,967**

14) PROPERTY AND EQUIPMENT

a) Composition of property and equipment by class

				R$ thousands
	Estimated useful life	Cost	Accumulated depreciation	Net notional value
Buildings	4%	8,144,094	(5,313,984)	2,830,110
Land	-	888,401	-	888,401
Installations, property and equipment for use	10%	5,325,333	(2,851,929)	2,473,404
Security and communication systems	10% to 20%	392,483	(273,155)	119,328
Data processing systems	20% to 40%	13,620,878	(9,964,579)	3,656,299
Transportation systems	10% to 20%	397,734	(172,652)	225,082
Balance on September 30, 2024 (1)		**28,768,923**	**(18,576,299)**	**10,192,624**

	Estimated useful life	Cost	Accumulated depreciation	Net notional value
Buildings	4%	8,386,525	(4,776,314)	3,610,211
Land	-	912,088	-	912,088
Installations, property and equipment for use	10%	6,070,838	(2,996,346)	3,074,492
Security and communication systems	10%	404,802	(278,452)	126,350
Data processing systems	20% to 40%	12,361,949	(9,056,887)	3,305,062
Transportation systems	10% to 20%	237,034	(147,228)	89,806
Balance on December 31, 2023 (1)		**28,373,236**	**(17,255,227)**	**11,118,009**

(1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

The Group enters into lease agreements as a lessee, primarily, for data processing and property and equipment, which are recorded as buildings and equipment leased in property and equipment. See Note 23 for disclosure of the obligation.

b) Change in property and equipment by class

R$ thousands

	Buildings	Land	Installations, property and equipment for use	Security and communications systems	Data processing systems	Transportation systems	Total (1)
Balance on December 31, 2022	**4,119,473**	**929,066**	**3,228,655**	**74,791**	**3,523,783**	**95,354**	**11,971,122**
Additions	667,601	-	486,383	65,016	785,373	17,783	2,022,156
Write-offs	(470,352)	(13,966)	(534,082)	-	-	(719)	(1,019,119)
Depreciation (2)	(549,064)	-	(386,342)	(19,658)	(1,013,830)	(16,907)	(1,985,801)
Balance on September 30, 2023	**3,767,658**	**915,100**	**2,794,614**	**120,149**	**3,295,326**	**95,511**	**10,988,358**
Balance on December 31, 2023	**3,610,211**	**912,088**	**3,074,492**	**126,350**	**3,305,062**	**89,806**	**11,118,009**
Additions	78,966	-	596,123	17,985	1,535,316	160,999	2,389,389
Write-offs	(385,775)	(23,687)	(916,953)	(2,035)	-	-	(1,328,450)
Depreciation (2)	(473,292)	-	(280,258)	(22,972)	(1,184,079)	(25,723)	(1,986,324)
Balance on September 30, 2024	**2,830,110**	**888,401**	**2,473,404**	**119,328**	**3,656,299**	**225,082**	**10,192,624**

(1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16; and

(2) The difference to the value presented in the depreciation expense note refers to the expense attributable to insurance results and, in accordance with IFRS 17, must be presented under this heading of the Income Statement.

15) INTANGIBLE ASSETS AND GOODWILL

a) Change in intangible assets and goodwill by class

						R$ thousands
		Intangible Assets				
	Goodwill	Acquisition of financial service rights (1)	*Software (1)*	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2022	**6,542,091**	**3,554,635**	**6,949,393**	**1,252,485**	**501,209**	**18,799,813**
Additions/(reductions)	31,634	1,354,932	2,456,177	7,855	12,941	**3,863,539**
Amortization (2)	-	(1,256,202)	(1,172,875)	(167,519)	(388,793)	**(2,985,389)**
Balance on September 30, 2023	**6,573,725**	**3,653,365**	**8,232,695**	**1,092,821**	**125,357**	**19,677,963**
Balance on December 31, 2023	**6,596,649**	**5,811,168**	**8,463,216**	**1,115,481**	**120,632**	**22,107,146**
Additions/(reductions)	133,993	1,064,322	2,512,075	104,921	263,289	**4,078,600**
Amortization (2)	-	(1,347,306)	(1,282,016)	(202,032)	(160,439)	**(2,991,793)**
Balance on September 30, 2024	**6,730,642**	**5,528,184**	**9,693,275**	**1,018,370**	**223,482**	**23,193,953**

(1) Rate of amortization: acquisition of rights to provide financial services – in accordance with contract agreement; software – up to 10%, customer portfolio and others; and

(2) The difference of R$256,724 thousand (2023 - R$319,153 thousand) in relation to the amount presented in note 35 refers to expenses attributable to insurance contracts which are presented in the Income Statement in the caption "Insurance and pension income".

b) Composition of goodwill by segment

	R$ thousands	
	On September 30, 2024	**On December 31, 2023**
Banking	6,230,002	6,107,282
Insurance	500,640	489,367
Total	**6,730,642**	**6,596,649**

The Cash Generation Units (GCUs) containing goodwill in the banking segment and the insurance segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2024 and 2023.

16) OTHER ASSETS

a) Other assets

	R$ thousands	
	On September 30, 2024	**On December 31, 2023**
Ativos financeiros (1) (2)	**86,576,792**	**56,958,860**
Foreign exchange transactions (3)	46,408,522	27,704,682
Debtors for guarantee deposits (4)	21,582,676	20,787,578
Securities trading	10,074,113	3,720,053
Trade and credit receivables	5,716,322	2,667,921
Receivables	2,795,159	2,078,626
Other assets	**14,043,987**	**9,597,412**
Other debtors	3,037,900	3,405,012
Prepaid expenses	3,404,378	2,934,506
Interbank and interdepartmental accounts	944,458	297,291
Other (5)	6,657,251	2,960,603
Total	**100,620,779**	**66,556,272**

(1) Financial assets accounted for at amortized cost;
(2) In 2024 and 2023, there were no expected losses for other financial assets;
(3) Mainly refers to purchases in foreign currency made by the Organization on behalf of customers and rights in the institution's domestic currency, resulting from exchange sale operations;
(4) It refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature; and
(5) Primarily includes material in inventory, amounts receivable, other advances, advances and payments to be reimbursed and investment property.

17) DEPOSITS FROM BANKS

Financial liabilities called "Deposits from banks" are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

a) Composition by nature

	R$ thousands	
	On September 30, 2024	**On December 31, 2023**
Demand deposits	1,423,943	1,503,278
Interbank deposits	2,835,289	2,354,799
Securities sold under agreements to repurchase	280,297,259	272,404,788
Borrowings	38,182,757	22,809,333
Onlending	26,157,355	24,350,585
Total	**348,896,603**	**323,422,783**

18) DEPOSITS FROM CUSTOMERS

Financial liabilities called "Deposits from customers" are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

a) Composition by nature

	R$ thousands	
	On September 30, 2024	On December 31, 2023
Demand deposits	43,972,517	49,634,288
Savings deposits	129,742,946	131,003,553
Time deposits	438,748,976	441,296,839
Total	**612,464,439**	**621,934,680**

19) FUNDS FROM SECURITIES ISSUED

a) Composition by type of security issued and location

	R$ thousands	
	On September 30, 2024	On December 31, 2023
Instruments Issued – Brazil:		
Real estate credit notes	55,046,667	52,115,729
Agribusiness notes	44,603,697	40,062,692
Financial bills	107,073,882	105,426,827
Letters property guaranteed	38,328,150	36,144,798
Subtotal	**245,052,396**	**233,750,046**
Securities – Overseas:		
Euronotes	4,235,826	3,442,593
Securities issued through securitization – (item (b))	4,378,219	3,925,938
Subtotal	**8,614,045**	**7,368,531**
Structured Operations Certificates	**3,781,232**	**3,847,681**
Total	**257,447,673**	**244,966,258**

b) Securities issued through securitization

Since 2003, Bradesco uses certain arrangements to optimize its activities of funding and liquidity management by means of a Specific Purpose Entity (SPE). This SPE, which is named International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payer.

The long-term instruments issued by the SPE and sold to investors will be settled with funds from the payment orders flows. The Company is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPE.

The funds deriving from the sale of current and future payment orders flows, received by the SPE, must be maintained in a specific bank account until they reach a given minimum level.

c) Changes in securities issued

	R$ thousands	
	2024	2023
Opening balances on January 1	**244,966,258**	**222,257,328**
Issuance	41,091,223	61,822,436
Interest accrued	19,926,124	21,078,397
Settlement and interest payments	(49,153,600)	(75,968,103)
Foreign exchange variation	617,668	705,551
Balance on September 30	**257,447,673**	**229,895,609**

20) SUBORDINATED DEBTS

a) Composition of subordinated debt

Maturity	Original term in years	Nominal amount	On September 30, 2024	On December 31, 2023
				R$ thousands
In Brazil:				
Financial bills:				
2024	-	-	-	133,720
2025	7	3,871,906	6,470,887	5,952,305
2027	7	401,060	621,026	566,936
2024	-	-	-	277,420
2025	8	3,328,102	3,606,177	3,669,281
2026	8	694,800	1,159,514	1,066,237
2028	8	55,437	85,932	78,390
2030	8	2,368,200	3,262,456	2,976,339
2024	9	1,000	3,299	10,634
2025	9	362,212	733,352	677,550
2027	9	89,700	159,274	146,531
2025	10	178,937	625,773	959,846
2026	10	196,196	552,330	501,506
2027	10	256,243	510,182	472,023
2028	10	248,300	490,474	451,350
2030	10	134,500	204,846	190,207
2031	10	7,270,000	10,963,503	9,973,583
2032	10	5,378,500	7,369,886	6,714,453
2033	10	531,000	607,462	557,446
2026	11	2,500	4,187	4,133
2027	11	47,046	99,972	91,696
2028	11	74,764	154,858	143,520
Perpetual	-	13,798,555	14,809,515	14,722,748
Total (1)			**52,494,905**	**50,337,854**

(1) Includes the amount of R$38,788,951 thousand (R$39,279,827 thousand on December 31, 2023), referring to subordinated debts recognized in "Eligible Debt Capital Instruments" for regulatory capital purpose.

b) Changes in subordinated debt

	R$ thousands	
	2024	2023
Opening balances on January 1	**50,337,854**	**52,241,332**
Issuance	-	1,129,800
Interest accrued	4,682,687	5,353,234
Settlement and interest payments	(2,525,636)	(9,110,765)
Balance on September 30	**52,494,905**	**49,613,601**

21) INSURANCE CONTRACTS

a) Insurance contract liabilities

	R$ thousands	
	On September 30, 2024	On December 31, 2023
Remaining coverage liability	**356,108,835**	**331,148,632**
- Premium allocation approach	3,190,806	3,256,881
General model/variable fee approach	**352,918,029**	**327,891,751**
- Present value of future cash flows	326,692,592	301,644,946
- Non-financial risk adjustment	1,848,686	1,832,047
- Contract Service Margin	24,376,751	24,414,758
Liability for incurred claims	**15,768,511**	**13,643,590**
- Present value of estimated future cash flows	15,222,416	13,150,546
- Non-financial risk adjustment	546,095	493,044
Total Insurance contract liabilities	**371,877,346**	**344,792,222**

b) Remaining coverage for general model (BBA)/variable fee approach (VFA)

						R$ thousands
	On September 30, 2024			On December 31, 2023		
	Non-Onerous Contracts	Onerous Contracts	Total	Non-Onerous Contracts	Onerous Contracts	Total
Present value of estimated future cash outflows	**411,573,714**	**34,254,659**	**445,828,373**	**388,031,144**	**36,009,806**	**424,040,950**
- Acquisition costs	3,539,631	75,610	3,615,241	3,318,639	72,598	3,391,237
- Claims and other directly attributable expenses	408,034,083	34,179,049	442,213,132	384,712,505	35,937,208	420,649,713
Present value of estimated future cash inflows	(113,087,464)	(6,048,317)	(119,135,781)	(115,748,997)	(6,647,007)	(122,396,004)
Non-financial risk adjustment	996,761	851,925	1,848,686	994,571	837,476	1,832,047
Contract Service Margin	23,850,235	526,516	24,376,751	23,928,554	486,204	24,414,758
Total remaining coverage of the general model/variable rate model	**323,333,246**	**29,584,783**	**352,918,029**	**297,205,272**	**30,686,479**	**327,891,751**

c) Realization of contract service margin

R$ thousands

	Due within one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Issued Insurance Contracts							
- Insurance Contract	2,406,091	2,350,928	1,890,822	1,608,737	1,380,091	14,740,082	24,376,751
General model/variable fee approach on September 30, 2024	**2,406,091**	**2,350,928**	**1,890,822**	**1,608,737**	**1,380,091**	**14,740,082**	**24,376,751**
Issued Insurance Contracts							
- Insurance Contract	2,489,957	2,423,170	1,883,419	1,624,982	1,405,499	14,587,731	24,414,758
General model/variable fee approach on December 31, 2023	**2,489,957**	**2,423,170**	**1,883,419**	**1,624,982**	**1,405,499**	**14,587,731**	**24,414,758**

d) Changes in the carrying amount of insurance contract liabilities

R$ thousands

Liabilities for remaining coverage and claims incurred	Liabilities for Remaining Coverage			Liabilities Incurred Claims (LIC) - General Model/Variable Rate Approach (BBA/VFA)			Claims Incurred Liabilities (PSI) - Premium Allocation Approach (PAA)		
	Excluding Loss Component	Loss Component	Total Liabilities for Remaining Coverage	Present value of future cash flow (PV FCF)	Risk adjustment (RA)	Total liability for incurred claims - BBA and VFA	Best Output Estimate (BEL)	Risk adjustment (RA)	Total liability for claims incurred - PAA
Opening balances on January 1	**324,510,532**	**6,638,099**	**331,148,631**	**1,302,911**	**71,948**	**1,374,859**	**11,847,674**	**421,058**	**12,268,732**
Insurance revenue	**(43,033,259)**	**-**	**(43,033,259)**	**-**	**-**	**-**	**-**	**-**	**-**
- Total retrospective method contracts	(39,272,562)	-	(39,272,562)	-	-	-	-	-	-
- Fair value method contracts	(3,760,697)	-	(3,760,697)	-	-	-	-	-	-
Insurance expenses	**-**	**280,815**	**280,815**	**423,833**	**(2,889)**	**420,944**	**1,052,893**	**43,740**	**1,096,633**
- Release relating to incurred claims liabilities	-	-	-	(1,976,296)	(43,629)	(2,019,925)	(21,563,170)	(430,358)	(21,993,528)
- Constitution regarding incurred claims liabilities	-	-	-	2,400,129	40,740	2,440,869	22,616,063	474,098	23,090,161
- Constitution of onerous contracts	-	280,815	280,815	-	-	-	-	-	-
Financial expenses	**16,105,180**	**-**	**16,105,180**	**85,419**	**5,134**	**90,553**	**645,091**	**23,595**	**668,686**
- Financial expenses of insurance contracts	16,105,180	-	16,105,180	85,419	5,134	90,553	645,091	23,595	668,686
Total changes in statement of comprehensive income	**(1,805,990)**	**-**	**(1,805,990)**	**(17,005)**	**(2,145)**	**(19,150)**	**(118,400)**	**(14,346)**	**(132,746)**
Agreements recognized in the period	**89,669,302**	**-**	**89,669,302**	**-**	**-**	**-**	**-**	**-**	**-**
Estimated cash flows	**(36,255,844)**	**-**	**(36,255,844)**	**-**	**-**	**-**	**-**	**-**	**-**
- Premiums received and investment component	(24,606,654)	-	(24,606,654)	-	-	-	-	-	-
- Acquisition cash flow	(174,140)	-	(174,140)	-	-	-	-	-	-
- Experience adjustment	(11,475,050)	-	(11,475,050)	-	-	-	-	-	-
Balance on September 30, 2024	**349,189,921**	**6,918,914**	**356,108,835**	**1,795,158**	**72,048**	**1,867,206**	**13,427,258**	**474,047**	**13,901,305**

R$ thousands

Liabilities for remaining coverage and claims incurred	Liabilities for Remaining Coverage			Liabilities Incurred Claims (LIC) - General Model/Variable Rate Approach (BBA/VFA)			Claims Incurred Liabilities (PSI) - Premium Allocation Approach (PAA)		
	Excluding Loss Component	Loss Component	Total Liabilities for Remaining Coverage	Present value of future cash flow (PV FCF)	Risk adjustment (RA)	Total liability for incurred claims - BBA and VFA	Best Output Estimate (BEL)	Risk adjustment (RA)	Total liability for claims incurred - PAA
Opening balances on January 1	**286,301,736**	**6,220,387**	**292,522,123**	**2,043,562**	**52,340**	**2,095,902**	**9,888,451**	**249,489**	**10,137,940**
Insurance revenue	**(38,412,130)**	**-**	**(38,412,130)**	**-**	**-**	**-**	**-**	**-**	**-**
- Total retrospective method contracts	(34,538,170)	-	(34,538,170)	-	-	-	-	-	-
- Fair value method contracts	(3,873,960)	-	(3,873,960)	-	-	-	-	-	-
Insurance expenses	**(182,358)**	**(305,338)**	**(487,696)**	**(718,936)**	**(16,264)**	**(735,200)**	**1,006,288**	**28,859**	**1,035,147**
- Release relating to incurred claims liabilities	-	(152)	(152)	(2,077,298)	(50,446)	(2,127,744)	(17,706,769)	(434,429)	(18,141,198)
- Constitution regarding incurred claims liabilities	-	-	-	1,358,362	34,182	1,392,544	18,713,057	463,288	19,176,345
- Constitution of onerous contracts	-	(305,186)	(305,186)	-	-	-	-	-	-
Financial expenses	**16,062,815**	**9,414**	**16,072,229**	**103,885**	**2,878**	**106,763**	**619,180**	**15,956**	**635,136**
- Financial expenses of insurance contracts	16,062,815	9,414	16,072,229	103,885	2,878	106,763	619,180	15,956	635,136
Total changes in statement of comprehensive income	**953,024**	**-**	**953,024**	**11,306**	**391**	**11,697**	**73,494**	**1,625**	**75,119**
Agreements recognized in the period	**78,617,914**	**112,845**	**78,730,759**	**-**	**-**	**-**	**-**	**-**	**-**
Estimated cash flows	**(30,144,365)**	**582,566**	**(29,561,799)**	**-**	**-**	**-**	**-**	**-**	**-**
- Premiums received and investment component	(20,615,371)	-	(20,615,371)	-	-	-	-	-	-
- Acquisition cash flow	(182,358)	-	(182,358)	-	-	-	-	-	-
- Experience adjustment	(9,528,994)	582,566	(8,946,428)	-	-	-	-	-	-
Balance on September 30, 2023	**313,196,636**	**6,619,874**	**319,816,510**	**1,439,817**	**39,345**	**1,479,162**	**11,587,413**	**295,929**	**11,883,342**

e) Changes in the carrying amount of insurance liabilities measured under the general model/variable rate approach (BBA/VFA)

						R$ thousands
	On September 30, 2024			On September 30, 2023		
	Best Output Estimate (BEL)	Risk adjustment (RA)	Contractual Service Margin (CSM)	Best Output Estimate (BEL)	Risk adjustment (RA)	Contractual Service Margin (CSM)
Opening balance on January 1	**301,644,946**	**1,832,047**	**24,414,758**	**264,487,571**	**1,892,919**	**22,162,317**
Changes related to the current period	**(146,314)**	**(115,620)**	**(2,693,282)**	**(269,885)**	**(127,603)**	**(2,263,424)**
- Coverage margin recognized in the period	-	-	(2,693,282)	-	-	(2,263,424)
- Changes in the risk adjustment recognized in the period	-	(115,620)	-	-	(127,603)	-
- Appropriation related to best output estimate - BEL	(146,314)	-	-	(269,885)	-	
Changes related to future periods	**38,793,766**	**40,240**	**2,001,635**	**36,414,387**	**(12,970)**	**3,738,083**
- Changes in estimates that adjust the contractual service margin	(9,041,277)	(19,833)	8,675,955	(5,187,511)	(180,940)	3,505,025
- Changes in estimates that do not adjust the contractual service margin	(1,762,378)	(56,577)	-	970,294	19,903	-
- Appropriation regarding best output estimate - CSM	-	-	(11,328,736)	-	-	(6,614,136)
- Contracts initially recognized in the period	49,597,421	116,650	4,654,416	40,631,604	148,067	6,847,194
Total technical changes	**38,647,452**	**(75,380)**	**(691,647)**	**36,144,502**	**(140,573)**	**1,474,659**
- Acquisition cash flows	(174,140)	-	-	(183,124)	-	-
Total financial expenses	**15,365,383**	**92,019**	**653,640**	**15,354,759**	**117,977**	**555,891**
- Financial expenses of insurance contracts	15,365,383	92,019	653,640	15,354,759	117,977	555,891
Estimated cash flows	**(28,791,049)**	**-**	**-**	**(25,516,154)**	**-**	**-**
- Premiums received	(24,606,654)	-	-	(21,557,371)	-	-
- Claims and other insurance expenses	(4,184,395)	-	-	(3,958,783)	-	-
Balance on September 30	**326,692,592**	**1,848,686**	**24,376,751**	**290,287,554**	**1,870,323**	**24,192,867**

f) Contractual service margin

						R$ thousands
	On September 30, 2024			On September 30, 2023		
	Contracts measured at fair value in transition	Contracts evaluated by the total retrospective method	Total	Contracts measured at fair value in transition	Contracts evaluated by the total retrospective method	Total
Opening balance on January 1	11,313,528	13,101,230	24,414,758	11,186,865	10,975,452	22,162,317
Changes from the current period	**(997,872)**	**(1,695,410)**	**(2,693,282)**	**(834,952)**	**(1,428,472)**	**(2,263,424)**
- Contract service margin recognized in the period	(997,872)	(1,695,410)	(2,693,282)	(834,952)	(1,428,472)	(2,263,424)
Changes in relation to future periods	**(820,324)**	**2,821,959**	**2,001,635**	**1,124,056**	**2,614,027**	**3,738,083**
- Contracts initially recognized	86,021	4,568,395	4,654,416	129,134	6,718,060	6,847,194
- Changes in estimates that adjust the contract service margin	(906,345)	(1,746,436)	(2,652,781)	994,922	(4,104,033)	(3,109,111)
Insurance result	**(1,818,196)**	**1,126,549**	**(691,647)**	**289,104**	**1,185,555**	**1,474,659**
Financial expenses of insurance contracts	**53,667**	**599,973**	**653,640**	**44,562**	**511,329**	**555,891**
Balance on September 30	9,548,999	14,827,752	24,376,751	11,520,531	12,672,336	24,192,867

g) Changes in other comprehensive income

		R$ thousands
	Nine-month period ended September 30	
	2024	2023
Opening balance on January 1	1,265,455	2,385,912
Changes in other comprehensive income	**1,174,373**	**(621,631)**
Income and expenses recognized in the period in Other comprehensive income	1,957,886	(1,039,757)
Deferred taxes	(783,513)	418,126
Balance on September 30	2,439,828	1,764,281

h) Insurance income

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Amounts related to changes in liabilities for remaining coverage (LRC)	**43,033,259**	**38,927,142**
Outputs related to general model contracts	3,749,589	3,578,413
Non-financial risk adjustment change	115,620	127,603
Contract service margin recognized for general model and variable rate	2,693,282	2,263,424
Contract-related outputs premiums allocation approach	36,474,768	32,957,702
Insurance Revenue	**43,033,259**	**38,927,142**

i) Insurance financial expense

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Changes in obligation to pay arising from return on investment	(5,972,713)	(7,747,616)
Interest Accreditation	(16,864,419)	(16,754,110)
Amounts recognized in income	**(22,837,132)**	**(24,501,726)**
Effect of changes in interest rates	1,957,886	(1,039,757)
Amounts recognized in other comprehensive income	**1,957,886**	**(1,039,757)**
Financial expenses of insurance contracts	**(20,879,246)**	**(25,541,483)**

j) Claims development

The claims development table is intended to illustrate the inherent insurance risk, comparing claims paid with their respective provisions, starting from the year in which the claim was reported. The upper part of the table shows the variation in the provision over the years. The provision varies as more accurate information regarding the frequency and severity of claims is obtained. The lower part of the table demonstrates the reconciliation of the amounts with the account balances.

R$ thousands

Occurrence/Payment	Payment year 1	Payment year 2	Payment year 3	Payment year 4	Payment year 5	Payment year 6	Payment year 7	Payment year 8	Payment year 9	Payment year 10
Year of occurrence 1	3,104,771	3,536,684	3,258,906	3,257,589	3,277,053	3,298,586	3,313,238	3,316,995	3,322,725	3,335,803
Year of occurrence 2	3,427,875	3,521,792	3,235,284	3,240,472	3,260,018	3,272,721	3,279,732	3,278,838	3,290,286	-
Year of occurrence 3	3,498,241	3,774,250	3,445,545	3,462,346	3,472,603	3,494,316	3,499,862	3,499,667	-	
Year of occurrence 4	3,331,082	3,588,905	3,291,660	3,297,314	3,316,389	3,325,017	3,334,575	-	-	-
Year of occurrence 5	3,082,625	3,407,027	3,132,358	3,149,532	3,162,255	3,175,139	-	-	-	-
Year of occurrence 6	3,085,909	3,441,988	3,098,130	3,099,128	3,108,389	-	-	-	-	-
Year of occurrence 7	4,183,306	4,110,461	3,729,515	3,721,561	-	-	-	-	-	-
Year of occurrence 8	4,526,932	4,933,198	4,694,646	-	-	-	-	-	-	-
Year of occurrence 9	4,872,846	5,225,340	-	-	-	-	-	-	-	-
Year of occurrence 10	5,331,728	-	-	-	-	-	-	-	-	-
Payments accumulated up to September 30, 2024	5,331,728	5,225,340	4,694,646	3,721,561	3,108,389	3,175,139	3,334,575	3,499,667	3,290,286	3,335,803
Estimate of claims on September 30, 2024	18,410,283	6,604,148	5,232,742	4,061,549	3,292,239	3,302,651	3,433,741	3,577,563	3,347,460	3,335,803
Estimated claims payable on September 30, 2024	**13,078,555**	**1,378,808**	**538,096**	**339,988**	**183,850**	**127,512**	**99,166**	**77,896**	**57,174**	**-**

	R$ thousands
Estimated claims payable	15,881,045
Adjustment to present value	(1,249,424)
Adjustment for non-financial risk	269,585
Other estimates	867,305
Liabilities for claims incurred on September 30, 2024	**15,768,511**

22) PROVISIONS, CONTINGENTS ASSETS AND LIABILITIES

a) Contingent assets

Contingent assets are not recognized in the financial statements. There are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts and such amounts are recorded as receivable only when collection is considered certain.

b) Provisions classified as probable losses

The Company is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic timecards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually significant amounts.

II - Civil claims

These are claims for indemnification primarily related to banking products and services and the inflation indexation alleged to have been lost resulting from economic plans. These lawsuits are individually controlled through a system and provisioned whenever the loss is determined to be probable, considering the opinion of legal advisors, nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to

reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney's General Office (AGU) and intervention of the Central Bank of Brazil (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) has suspended all outstanding lawsuits, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions ("legal obligations") which have been fully provisioned have their procedural evolution through the Judiciary and administrative spheres, monitored regularly. The most significant are:

- PIS and Cofins - R$3,224,257 thousand (R$3,099,917 thousand on December 31, 2023): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,950,852 thousand (R$1,954,679 thousand on December 31, 2023): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding Income Tax on such financial contributions;

- PIS and Cofins - R$816,694 thousand (R$754,518 thousand on December 31, 2023): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$520,530 thousand (R$500,775 thousand on December 31, 2023): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV - Provisions by nature

	R$ thousands	
	On September 30, 2024	On December 31, 2023
Labor claims	2,845,686	4,622,138
Civil claims	8,302,414	8,587,613
Provision for tax risks	7,308,444	7,059,304
Total	**18,456,544**	**20,269,055**

V - Changes in other provisions

	R$ thousands		
	Labor	Civil	Tax
Balance on December 31, 2022	**6,009,966**	**7,989,207**	**7,477,364**
Adjustment for inflation	491,770	369,123	364,227
Provisions, net of (reversals and write-offs)	947,989	2,217,359	(570,851)
Payments	(2,317,106)	(2,820,687)	(358,683)
Balance on September 30, 2023	**5,132,619**	**7,755,002**	**6,912,057**
Balance on December 31, 2023	**4,622,138**	**8,587,613**	**7,059,304**
Adjustment for inflation	314,573	338,146	294,729
Provisions, net of (reversals and write-offs)	1,431,712	2,034,166	(11,313)
Payments	(3,522,737)	(2,657,511)	(34,276)
Balance on September 30, 2024	**2,845,686**	**8,302,414**	**7,308,444**

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on September 30, 2024, R$10,865,274 thousand (R$9,977,528 thousand on December 31, 2023) for civil claims and R$47,043,330 thousand (R$46,704,117 thousand on December 31, 2023) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2012 to 2015 – R$12,049,962 thousand (R$11,475,238 thousand on December 31, 2023): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- COFINS – 1999 to 2014 – R$9,796,133 thousand (R$9,460,147 thousand on December 31, 2023): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- IRPJ and CSLL – 2006 to 2020 – R$9,112,187 thousand (R$9,105,361 thousand on December 31, 2023), relating to goodwill amortization being disallowed on the acquisition of investments;

- IRPJ and CSLL deficiency note – 2008 to 2019 – R$3,160,519 thousand (R$3,093,382 thousand on December 31, 2023): relating to disallowance of expenses with credit losses;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,263,760 thousand (R$1,340,697 thousand on December 31, 2023): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- ISSQN – Commercial Leasing Companies – R$1,774,985 thousand (R$1,790,997 thousand on December 31, 2023): the requirement of this tax by municipalities other than those where the companies are located, for which the tax is collected in the form of law, with cases of formal nullities occurring in the constitution of the tax credit;

- PIS and COFINS notifications and disallowances of compensations – R$1,858,844 thousand (R$1,796,192 thousand on December 31, 2023): relates to the constitutionality of the expansion of the calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- Interest on Own Capital (TJLP) – Base year 2019 – R$192,979 (R$181,038 thousand on December 31, 2023): IRPJ/CSLL assessments relating to the year 2019 questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP); and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$190,452 thousand (R$183,904 thousand on December 31, 2023): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

d) Other subjects

There is currently a criminal case against two former executive members directors, which is being processed in the 10th Federal Court of the Judiciary Section of the Federal District, arising from a Federal Police Investigation named "Operation Zelotes", investigation of the alleged improper performance of members of the Administrative Council of Tax Appeals (CARF). The court of first instance acquitted the two former executive directors, pending final judgment.

23) OTHER LIABILITIES

a) Other liabilities

	R$ thousands	
	On September 30, 2024	On December 31, 2023
Financial liabilities	**104,881,164**	**82,619,532**
Credit card transactions (1)	31,021,879	30,582,224
Foreign exchange transactions (2)	46,579,122	28,301,211
Loan assignment obligations	3,761,214	4,201,705
Capitalization bonds	9,520,454	9,200,285
Securities trading	10,578,190	6,714,714
Lease liabilities (Note 23b)	3,420,305	3,619,393
Other liabilities	**58,464,008**	**47,924,619**
Third party funds in transit (3)	9,774,968	7,794,465
Provision for payments	12,053,816	11,703,242
Sundry creditors	7,189,476	5,740,511
Social and statutory	6,626,408	6,696,788
Other taxes payable	1,720,317	2,144,388
Liabilities for acquisition of assets and rights	833,098	449,814
Payment of taxes and other contributions	7,207,908	939,724
Obligations for quotas of investment funds	2,363,353	4,120,052
Other (4)	10,694,664	8,335,635
Total	**163,345,172**	**130,544,151**

(1) Refers to amounts payable to merchants;
(2) Primarily refers to Bradesco's sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations;
(3) Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas; and
(4) Includes credits for resources to be released and obligations for payment resources.

b) Lease liabilities

	R$ thousands
Balance on December 31, 2022	**4,596,412**
Remeasurement and new contracts	162,451
Payments	(1,255,568)
Appropriation of financial charges	449,544
Foreign exchange variation	7,672
Balance on September 30, 2023	**3,960,511**
Balance on December 31, 2023	**3,619,393**
Remeasurement and new contracts	498,340
Payments	(1,106,429)
Appropriation of financial charges	388,147
Foreign exchange variation	20,854
Balance on September 30, 2024	**3,420,305**

Maturity of the leases

The maturity of these financial liabilities as of September 30, 2024 is divided as follows: R$850,158 thousand up to one year (R$983,660 thousand up to 1 year as of December 31, 2023), R$2,180,959 thousand between 1 and 5 years (R$2,938,012 thousand between one to five years as of December 31, 2023) and R$309,703 thousand over 5 years (R$453,272 thousand for more than five years as of December 31, 2023).

Impacts on the statement of income

The impact on the income for the nine-month period ended September 30, 2024, was: "Expenses of depreciation" – R$503,610 thousand (R$568,361 thousand for the nine-month period ended September 30, 2023), "Interest and similar expenses" – R$388,147 thousand (R$449,544 thousand for the nine-month period ended September 30, 2023) and "Expenses of the foreign exchange variation" – R$20,854 thousand (R$7,672 thousand for the nine-month period ended September 30, 2023).

Expenses for the nine-month period ended September 30, 2024, with short-term contracts were R$241 thousand (R$908 thousand for the nine-month period ended September 30, 2023).

24) LOAN COMMITMENTS, FINANCIAL GUARANTEES AND SIMILAR INSTRUMENTS

The table below summarizes the total risk represented by loan commitments, financial guarantees and similar instruments:

	R$ thousands	
	On September 30, 2024	On December 31, 2023
Commitments to extend credit (1)	326,047,941	299,288,995
Financial guarantees (2)	113,393,935	105,816,558
Letters of credit for imports	1,308,212	439,463
Total	**440,750,088**	**405,545,016**

(1) It includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and
(2) It refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as other loans and advances. Letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The letters of credit are subject to customer credit evaluation by the Management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances.

25) EQUITY

a) Capital and shareholders' rights

i. Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On September 30, 2024	On December 31, 2023
Common	5,330,304,681	5,330,304,681
Preferred	5,311,865,547	5,311,865,547
Subtotal	**10,642,170,228**	**10,642,170,228**
Treasury (common shares)	(18,046,000)	-
Treasury (preferred shares)	(16,031,600)	-
Total outstanding shares	**10,608,092,628**	**10,642,170,228**

All the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco's annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Company has no obligation that is exchangeable for or convertible into shares. As a result, its diluted earnings per share is the same as the basic earnings per share.

In occurring any operation that changes the number of shares, simultaneously with the transaction in the Brazilian market, and with the same timeframes, an identical procedure is adopted in the international market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

b) Reserves

Capital reserves

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders' shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual corporate profit (as presented in the financial statements prepared in accordance with accounting practices adopted in Brazil (BRGAAP), applicable to institutions authorized to operate by the Central Bank of Brazil), after absorbing accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or absorb losses, but cannot be distributed in the form of dividends.

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Company's active operations and may be formed by up to 100% of

net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders' Meeting, with the accumulated value limited to 95% of the Company's paid-in capital share amount.

c) Interest on equity/Dividends

The distribution of income is calculated on corporate income, as presented in the financial statements prepared in accordance with accounting practices adopted in Brazil (BRGAAP), applicable to institutions authorized to operate by the Central Bank of Brazil.

At a meeting of the Board of Directors on June 6, 2024, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first half of 2024, in the amount of R$4,000,000 thousand, of which R$0.359141 per common share and R$0.395055 per preferred share, whose payment will be until January 31, 2025.

At a meeting of the Board of Directors on September 19, 2024, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the second half of 2024, in the amount of R$2,000,000 thousand, of which R$0.179571 per common share and R$0.197528 per preferred share, whose payment will occur until April 30, 2025.

Interest on shareholders' equity for the nine-month period ended September 30, 2024, is calculated as follows:

	R$ thousands	% (1)
Net income for the period	14,152,213	
(-) Legal reserve	707,611	
Adjusted calculation basis	**13,444,602**	
Monthly and intermediary interest on shareholders' equity (gross), paid	1,731,235	
Provisioned intermediary interest on shareholders' equity (gross)	6,000,000	
Additional provisioned interest on equity (gross)	442,947	
Withholding income tax on interest on shareholders' equity	(1,226,127)	
Interest on shareholders' equity (net) accumulated on September 30, 2024	**6,948,055**	**51.68**
Interest on shareholders' equity (net) accumulated on September 30, 2023	**7,316,980**	**57.40**

(1) Percentage of interest on shareholders' equity/the adjusted calculation basis.

Interest on equity were paid or recognized in provisions, as follows:

Description					R$ thousands
	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred			
Monthly interest on shareholders' equity paid	0.155249	0.170774	1,734,603	260,190	1,474,413
Intermediary interest on shareholders' equity paid	0.178997	0.196897	2,000,000	300,000	1,700,000
Supplementary interest on shareholders´ equity paid	0.436182	0.479799	4,873,609	731,042	4,142,567
Total paid or accrued in the nine-month period ended September 30, 2023	**0.770428**	**0.847470**	**8,608,212**	**1,291,232**	**7,316,980**
Monthly interest on shareholders' equity paid	0.155248	0.170773	1,731,235	259,685	1,471,550
Provisioned intermediary interest on shareholders' equity (1)	0.538712	0.592583	6,000,000	900,000	5,100,000
Supplementary interest on shareholders' equity provisioned	0.039770	0.043747	442,947	66,442	376,505
Total paid or accrued in the nine-month period ended September 30, 2024	**0.733731**	**0.807104**	**8,174,182**	**1,226,127**	**6,948,055**

(1) Totaling R$4 billion to be paid by January 31, 2025 and R$2 billion to be paid by April 30, 2025.

d) Treasury shares

On October 31, 2023, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from November 07, 2023 to May 07, 2025, up to 106,584,881 book-entry, registered shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock.

On September 30, 2024, 18,046,000 common shares and 16,031,600 preferred shares remained in treasury, amounting to R$442,735 thousand. The minimum, average and maximum cost per ordinary share (ON) is R$11.98, R$12.39 and R$12.61 and per preferred share (PN) is R$13.32, R$13.67 and R$13.97 respectively. The market value of these shares, on September 30, 2024, was R$13.09 per common share and R$14.70 per preferred share.

26) EARNINGS PER SHARE

a) Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Nine-month period ended September 30	
	2024	2023
Net earnings attributable to the Organization's common shareholders (R$ thousand)	**6,241,291**	**6,102,952**
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	**6,865,421**	**6,713,238**
Weighted average number of common shares outstanding (thousands)	5,316,745	5,330,305
Weighted average number of preferred shares outstanding (thousands)	5,299,832	5,311,866
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	1.17	1.14
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	1.30	1.26

b) Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

27) NET INTEREST INCOME

	R$ thousands			
	For the three-month period ended September 30		Nine-month period ended September 30	
	2024	2023	2024	2023
Interest and similar income				
Loans and advances to banks	6,677,142	8,236,240	21,016,712	21,331,061
Loans and advances to customers:				
- Loans	25,799,197	25,251,059	74,162,687	77,452,219
- Leases	192,981	152,169	525,852	428,002
Financial assets:				
- At fair value through profit or loss	8,265,295	9,734,830	24,823,089	27,450,512
- Fair value through other comprehensive income	4,235,148	3,268,393	14,807,797	14,099,812
- At amortized cost	3,514,579	5,994,760	14,522,824	17,602,360
Compulsory deposits with the Central Bank	2,229,930	2,669,449	6,617,508	7,501,374
Other financial interest income	4,298	12,158	14,868	21,655
Total	**50,918,570**	**55,319,058**	**156,491,337**	**165,886,995**
Interest and similar expenses				
Deposits from banks:				
- Interbank deposits	(484,148)	(702,803)	(1,049,283)	(1,571,008)
- Funding in the open market	(7,457,873)	(8,232,689)	(21,638,861)	(24,050,471)
- Borrowings and onlending	(1,914,845)	(1,608,878)	(5,477,847)	(4,563,181)
Deposits from customers:				
- Savings accounts	(2,029,323)	(2,321,213)	(5,919,389)	(6,971,334)
- Time deposits	(8,943,398)	(11,292,789)	(26,781,346)	(31,930,335)
Funds from securities issued	(6,494,256)	(6,861,168)	(19,620,258)	(21,178,042)
Subordinated debts	(1,596,608)	(1,761,849)	(4,682,687)	(5,353,234)
Insurance contract liabilities	(8,208,384)	(7,187,677)	(22,079,661)	(23,143,815)
Technical capitalization provisions	(163,794)	(182,100)	(479,514)	(555,316)
Total	**(37,292,629)**	**(40,151,166)**	**(107,728,846)**	**(119,316,736)**
Interest and similiar income	**13,625,941**	**15,167,892**	**48,762,491**	**46,570,259**

28) FEE AND COMISSION INCOME

	R$ thousands			
	For the three-month period ended September 30		Nine-month period ended September 30	
	2024	2023	2024	2023
Fee and commission income				
Credit card income	2,428,632	2,363,198	7,206,091	7,053,822
Current accounts	1,734,517	1,725,864	5,131,237	5,366,958
Collections	386,517	425,194	1,170,483	1,311,632
Guarantees	339,819	279,843	984,437	841,470
Asset management	399,469	333,919	1,042,233	1,021,537
Consortium management	680,399	587,323	1,966,247	1,682,437
Custody and brokerage services	373,359	313,898	1,059,290	927,478
Capital Markets / Financial Advisory	480,876	526,258	1,160,897	917,253
Payments	92,268	105,563	301,742	325,422
Other	350,224	287,288	959,967	866,962
Total	**7,266,080**	**6,948,348**	**20,982,624**	**20,314,971**

29) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	R$ thousands			
	For the three-month period ended September 30		Nine-month period ended September 30	
	2024	2023	2024	2023
Income from investments in securities	(331,907)	115,583	(1,643,737)	1,417,690
Derivative financial instruments	186,010	15,790	(610,006)	1,696,687
Total	**(145,897)**	**131,373**	**(2,253,743)**	**3,114,377**

30) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Net gains and losses on financial assets at FVOCI consist primarily of changes in the fair value of financial assets mainly fixed income securities when they are sold.

31) NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS

Net gains and losses on foreign currency transactions primarily consists mainly of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

32) GROSS PROFIT FROM INSURANCE AND PENSION PLANS

				R$ thousands
	For the three-month period ended September 30		Nine-month period ended September 30	
	2024	2023	2024	2023
Revenue from PAA contracts	12,585,666	11,337,351	36,474,768	32,957,702
Revenue from BBA contracts	1,719,246	1,612,352	5,121,360	4,648,607
Revenue from VFA Contracts	916,059	883,216	1,437,131	1,320,833
Insurance Revenue	**15,220,971**	**13,832,919**	**43,033,259**	**38,927,142**
Claims incurred	(10,029,103)	(9,606,942)	(30,258,688)	(29,234,533)
Acquisition costs	(1,904,238)	(2,070,210)	(4,328,261)	(3,930,900)
Administrative Expenses	(815,294)	(895,478)	(2,589,442)	(2,545,190)
Onerous Contracts	(49,397)	4,569	(281,717)	(77,637)
Insurance contract expenses	**(12,798,032)**	**(12,568,061)**	**(37,458,108)**	**(35,788,260)**
Insurance result	**2,422,939**	**1,264,858**	**5,575,151**	**3,138,882**
Reinsurance result	14,081	(7,964)	34,234	(24,479)
Gross profit from insurance and pension plans	**2,437,020**	**1,256,894**	**5,609,385**	**3,114,403**

33) PERSONNEL EXPENSES

				R$ thousands
	For the three-month period ended September 30		Nine-month period ended September 30	
	2024	2023	2024	2023
Salaries	(2,801,606)	(2,595,829)	(8,049,410)	(7,612,234)
Benefits	(1,427,121)	(1,346,079)	(4,176,860)	(3,926,982)
Social security charges	(978,667)	(929,943)	(2,856,534)	(2,760,297)
Employee profit sharing	(383,748)	(259,224)	(1,064,116)	(1,026,165)
Training	(34,795)	(26,590)	(113,594)	(64,113)
Total	**(5,625,937)**	**(5,157,665)**	**(16,260,514)**	**(15,389,791)**

34) OTHER ADMINISTRATIVE EXPENSES

				R$ thousands
	For the three-month period ended September 30		Nine-month period ended September 30	
	2024	2023	2024	2023
Outsourced services	(1,283,099)	(1,183,487)	(3,627,572)	(3,426,325)
Communication	(150,639)	(201,661)	(499,111)	(660,411)
Data processing	(619,409)	(551,343)	(1,816,495)	(1,658,376)
Advertising and marketing	(239,093)	(232,758)	(731,887)	(682,996)
Asset maintenance	(335,382)	(345,528)	(1,029,133)	(993,484)
Financial system	(393,146)	(494,120)	(1,061,307)	(1,216,690)
Rental	(22,686)	(19,987)	(61,382)	(41,905)
Security and surveillance	(131,424)	(146,888)	(413,333)	(445,113)
Transport	(179,217)	(196,437)	(543,581)	(560,331)
Water, electricity and gas	(74,234)	(77,543)	(262,479)	(247,369)
Advances to FGC (Deposit Guarantee Association)	(202,866)	(198,708)	(606,968)	(579,736)
Supplies	(28,256)	(29,643)	(96,398)	(88,420)
Travel	(32,218)	(24,019)	(93,775)	(72,209)
Other	(371,538)	(401,610)	(1,117,493)	(1,264,563)
Total	**(4,063,207)**	**(4,103,732)**	**(11,960,914)**	**(11,937,928)**

35) DEPRECIATION AND AMORTIZATION

				R$ thousands
	For the three-month period ended September 30		Nine-month period ended September 30	
	2024	2023	2024	2023
Amortization expenses	(938,892)	(906,492)	(2,735,069)	(2,666,236)
Depreciation expenses	(670,508)	(624,518)	(1,942,440)	(1,938,100)
Total	**(1,609,400)**	**(1,531,010)**	**(4,677,509)**	**(4,604,336)**

36) OTHER OPERATING INCOME/(EXPENSES)

				R$ thousands
	For the three-month period ended September 30		Nine-month period ended September 30	
	2024	2023	2024	2023
Tax expenses	(1,923,091)	(1,695,741)	(5,221,225)	(5,407,916)
Legal provision	(1,710,196)	(1,893,893)	(4,401,187)	(3,829,161)
Income from sales of non-current assets, investments, and premises and equipment, net	72,856	52,313	103,864	129,667
Card marketing expenses	(1,033,802)	(898,207)	(3,141,846)	(2,602,425)
Other	154,443	2,118,091	589,784	3,252,159
Total	**(4,439,790)**	**(2,317,437)**	**(12,070,610)**	**(8,457,676)**

37) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges

				R$ thousands
	For the three-month period ended September 30		Nine-month period ended September 30	
	2024	2023	2024	2023
Income before income tax and social contribution	**5,576,095**	**2,057,865**	**13,605,369**	**11,384,394**
Total burden of income tax (25%) and social contribution (20%) at the current rates	**(2,509,243)**	**(926,039)**	**(6,122,416)**	**(5,122,977)**
Effect of additions and exclusions in the tax calculation:	-			
Earnings (losses) of associates and joint ventures	167,422	233,171	586,820	710,069
Interest on equity	1,282,127	1,275,991	3,678,382	3,873,695
Other amounts (1)	428,682	830,056	1,585,103	2,170,938
Income tax benefit/(expense)	**(631,012)**	**1,413,179**	**(272,111)**	**1,631,725**
Effective rate	-11.3%	68.7%	-2.0%	14.3%

(1) Primarily, includes: (i) the equalization of the effective rate of financial companies except banks, insurance companies and non-financial companies, in relation to that shown; and (ii) the incentivized deductions.

b) Composition of income tax and social contribution in the consolidated statement of income

				R$ thousands
	For the three-month period ended September 30		Nine-month period ended September 30	
	2024	2023	2024	2023
Current taxes:				
Income tax and social contribution expense	**(2,116,396)**	**(1,654,388)**	**(5,640,047)**	**(5,978,047)**
Deferred tax liabilities:				
Constitution/realization in the period on temporary additions and exclusions	1,602,097	3,242,470	5,537,766	7,883,601
Use of opening balances of:				
Social contribution loss	(78,342)	(49,534)	(182,341)	(235,597)
Income tax loss	(94,968)	(55,900)	(224,373)	(285,725)
Addition for:				
Social contribution loss	15,711	(33,225)	68,013	89,069
Income tax loss	40,886	(36,244)	168,871	158,424
Total deferred tax benefit	**1,485,384**	**3,067,567**	**5,367,936**	**7,609,772**
Income tax benefit / (expense)	**(631,012)**	**1,413,179**	**(272,111)**	**1,631,725**

c) Deferred income tax and social contribution presented in the consolidated statement of financial position

				R$ thousands
	Balance on December 31, 2023	Amount recorded	Amount realized	Balance on September 30, 2024
Provisions for credit losses	59,099,785	12,628,233	(6,762,819)	64,965,199
Civil provisions	3,778,419	280,822	(419,210)	3,640,031
Tax provisions	3,241,356	209,128	(82,809)	3,367,675
Labor provisions	2,068,011	212,292	(1,005,874)	1,274,429
Impairment of securities and investments	3,249,695	1,397,261	(1,168,888)	3,478,068
Non-financial assets held for sale	735,678	163,755	(186,186)	713,247
Adjustment to fair value of securities	270,017	574,575	(49,419)	795,173
Amortization of goodwill	403,841	11,901	(17,761)	397,981
Provision for interest on own capital	-	199,329	-	199,329
Other	5,356,240	2,004,072	(2,072,403)	5,287,909
Total deductible taxes on temporary differences	**78,203,042**	**17,681,368**	**(11,765,369)**	**84,119,041**
Income tax and social contribution losses in Brazil and overseas	18,893,423	236,884	(406,714)	18,723,593
Subtotal	**97,096,465**	**17,918,252**	**(12,172,083)**	**102,842,634**
Adjustment to fair value of securities at fair value through other comprehensive income	1,180,023	2,660,275	(763,170)	3,077,128
Total deferred tax assets (1)	**98,276,488**	**20,578,527**	**(12,935,253)**	**105,919,762**
Deferred tax liabilities (1)	7,365,091	1,437,614	(1,059,381)	7,743,324
Net deferred taxes (1)	**90,911,397**	**19,140,913**	**(11,875,872)**	**98,176,438**

	R$ thousands			
	Balance on December 31, 2022	Amount recorded	Amount realized	Balance on September 30, 2023
Provisions for credit losses	51,069,942	13,028,912	(6,598,826)	57,500,028
Civil provisions	3,509,401	430,255	(537,710)	3,401,946
Tax provisions	3,262,369	233,755	(305,535)	3,190,589
Labor provisions	2,686,565	293,562	(685,032)	2,295,095
Impairment of securities and investments	2,441,248	591,544	(295,383)	2,737,409
Non-financial assets held for sale	761,800	161,421	(200,858)	722,363
Adjustment to fair value of securities	80,520	217,430	(34,738)	263,212
Amortization of goodwill	406,655	16,687	(17,762)	405,580
Provision for interest on own capital	-	2,193,126	-	2,193,126
Other	4,252,333	2,172,437	(1,732,303)	4,692,467
Total deductible taxes on temporary differences	**68,470,833**	**19,339,129**	**(10,408,147)**	**77,401,815**
Income tax and social contribution losses in Brazil and overseas	19,128,543	247,493	(521,322)	18,854,714
Subtotal	**87,599,376**	**19,586,622**	**(10,929,469)**	**96,256,529**
Adjustment to fair value of securities at fair value through other comprehensive income	3,767,052	408,755	(2,317,575)	1,858,232
Total deferred tax assets (1)	**91,366,428**	**19,995,377**	**(13,247,044)**	**98,114,761**
Deferred tax liabilities (1)	8,785,135	2,021,040	(973,659)	9,832,516
Net deferred taxes (1)	**82,581,293**	**17,974,337**	**(12,273,385)**	**88,282,245**

(1) Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position within each taxable entity, which was a total of R$6,834,441 thousand in 2024 (R$(5,755,476) thousand in 2023).

d) Expected realization of deferred tax assets on temporary differences and carry-forward tax losses

	On September 30, 2024 - R$ thousand				
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2024	3,890,654	3,064,445	122,281	50,034	7,127,414
2025	2,324,230	1,802,337	152,163	86,759	4,365,489
2026	6,152,336	4,882,385	137,342	75,139	11,247,202
2027	5,434,769	4,313,773	530,989	396,314	10,675,845
2028	6,879,788	5,281,669	498,254	373,921	13,033,632
2029	4,969,796	3,953,800	628,790	522,981	10,075,367
2030	6,045,472	4,777,853	1,562,180	1,230,356	13,615,861
2031	4,950,915	3,942,470	1,949,383	1,551,889	12,394,657
2032	5,143,037	4,051,903	2,614,893	2,117,335	13,927,168
2033	1,308,394	949,015	1,938,644	2,183,946	6,379,999
Total	**47,099,391**	**37,019,650**	**10,134,919**	**8,588,674**	**102,842,634**

The projection of realization of tax credits is an estimate and is not directly related to the expectation of accounting profits and contemplates the rules for losses incurred when receiving credits, established by Law No. 14,467/2022 and MP No. 1,261/24.

e) Deferred tax liabilities

	R$ thousands			
	Balance on December 31, 2023	**Amount recorded**	**Amount realized**	**Balance on September 30, 2024**
Fair value adjustment to securities and derivative financial instruments	1,150,588	9,828	(953,496)	206,920
Difference in depreciation	616,829	173,374	-	790,203
Judicial deposit	1,787,400	187,363	(30,012)	1,944,751
Other	3,810,274	1,067,049	(75,873)	4,801,450
Total deferred tax benefit	**7,365,091**	**1,437,614**	**(1,059,381)**	**7,743,324**

	R$ thousands			
	Balance on December 31, 2022	**Amount recorded**	**Amount realized**	**Balance on September 30, 2023**
Fair value adjustment to securities and derivative financial instruments	1,310,556	418,311	(246,612)	1,482,255
Difference in depreciation	434,496	127,952	-	562,448
Judicial deposit	2,735,883	460,613	(314,424)	2,882,072
Other	4,304,200	1,014,164	(412,623)	4,905,741
Total deferred tax benefit	**8,785,135**	**2,021,040**	**(973,659)**	**9,832,516**

f) Income tax and social contribution on adjustments recognized directly in other comprehensive income

						R$ thousands
	On September 30, 2024			On September 30, 2023		
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets at fair value through other comprehensive income	(8,779,643)	3,704,882	(5,074,761)	5,577,433	(2,351,686)	3,225,747
Exchange differences on translations of foreign operations	244,782	(110,152)	134,630	62,696	-	62,696
Other	2,134,815	(960,667)	1,174,148	(1,130,264)	508,619	(621,645)
Total	**(6,400,047)**	**2,634,064**	**(3,765,983)**	**4,509,865**	**(1,843,067)**	**2,666,798**

38) OPERATING SEGMENTS

The Company operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Company also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally, we are engaged in insurance, supplemental Pension Plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following segment information was prepared based on reports made available to Management to evaluate performance and make decisions regarding the allocation of resources for investments and other purposes. Our Management uses accounting information prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Central Bank for the purposes of making decisions about allocation of resources to the segments and assessing their performance. The information of the segments shown in the following tables considers the specific procedures and other provisions of the Brazilian Financial Institutions Accounting Plan which includes the proportional consolidation of associates and joint ventures and the non-consolidation of exclusive funds.

The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

Our operations are substantially conducted in Brazil. Additionally, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover, we also have subsidiaries abroad, namely: Banco Bradesco Europa S.A. (Luxembourg), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong), Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico) and Bradesco Bank.

No revenue from transactions with a single customers or counterparty represented 10% of the Company's revenue in the period of six months period ended on 2024 and 2023.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

On September 30, 2024 - R$ thousand

	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	122,656,824	27,660,835	245,767	(319,913)	150,243,513	(1,111,402)	(2,041,332)	9,674,741	156,765,520
Expenses from financial intermediation (4)	(70,301,365)	(22,559,175)	-	319,920	(92,540,620)	339,639	3,832,776	(19,360,641)	(107,728,846)
Financial margin	**52,355,459**	**5,101,660**	**245,767**	**7**	**57,702,893**	**(771,763)**	**1,791,444**	**(9,685,900)**	**49,036,674**
Expected Credit Loss Associated with Credit Risk expense	(24,964,235)	-	-	-	(24,964,235)	-	-	6,606,423	(18,357,812)
Gross income from financial intermediation	**27,391,224**	**5,101,660**	**245,767**	**7**	**32,738,658**	**(771,763)**	**1,791,444**	**(3,079,477)**	**30,678,862**
Other income from insurance, pension plans and capitalization bonds	-	8,188,762	-	20,474	8,209,236	-	-	(1,983,272)	6,225,964
Fee and commission income and income from banking fees	26,468,404	1,436,978	47,745	(21,338)	27,931,789	(4,304,109)	(1,720,292)	(924,764)	20,982,624
Personnel expenses	(16,671,800)	(2,015,745)	(52,495)	-	(18,740,040)	822,190	-	1,657,336	(16,260,514)
Other administrative expenses (5)	(15,564,021)	(1,612,739)	(24,436)	271,389	(16,929,807)	728,573	(197,698)	(239,491)	(16,638,423)
Tax expenses	(4,819,179)	(1,055,930)	(13,322)	-	(5,888,431)	667,206	-	-	(5,221,225)
Share of profit (loss) of associates and jointly controlled entities	93,356	182,670	-	-	276,026	1,027,244	-	775	1,304,045
IR/CSI and Other income/expenses	(9,387,638)	(3,702,872)	(84,176)	(270,532)	(13,445,218)	1,830,659	126,546	3,749,938	(7,738,075)
Net Income in September 30, 2024	**7,510,346**	**6,522,784**	**119,083**	**-**	**14,152,213**	**-**	**-**	**(818,955)**	**13,333,258**
Total assets	**1,754,884,513**	**446,471,923**	**2,996,196**	**(126,993,362)**	**2,077,359,270**	**(12,759,020)**	**(63,390,539)**	**16,493,422**	**2,017,703,133**
Investments in associates and joint ventures	**73,917,708**	**4,493,182**	**2,106**	**(73,281,610)**	**5,131,386**	**5,676,362**	**-**	**(66,145)**	**10,741,603**
Total liabilities	**1,553,966,399**	**411,966,017**	**44,632**	**(53,711,752)**	**1,912,265,296**	**(12,759,020)**	**(63,390,539)**	**13,933,838**	**1,850,049,575**

(1) Refers to: adjustments to exclude the effects of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, Crediare, etc.);
(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;
(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the expected loss for financial assets, business models, effective interest rates, business combinations and insurance contracts;
(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and
(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

On September 30, 2023 - R$ thousands

	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	126,901,280	28,875,043	380,577	(524,375)	155,632,525	(2,304,750)	(1,678,908)	18,703,814	170,352,681
Expenses from financial intermediation (4)	(76,259,414)	(23,699,131)	(17)	537,799	(99,420,763)	415,230	3,798,858	(24,110,061)	(119,316,736)
Financial margin	**50,641,866**	**5,175,912**	**380,560**	**13,424**	**56,211,762**	**(1,889,520)**	**2,119,950**	**(5,406,247)**	**51,035,945**
Expected Credit Loss Associated with Credit Risk expense	(28,217,344)	-	-	-	(28,217,344)	-	-	3,948,220	(24,269,124)
Gross income from financial intermediation	**22,424,522**	**5,175,912**	**380,560**	**13,424**	**27,994,418**	**(1,889,520)**	**2,119,950**	**(1,458,027)**	**26,766,821**
Other income from insurance, pension plans and capitalization bonds	-	7,270,872	-	22,153	7,293,025	-	-	(3,567,108)	3,725,917
Fee and commission income and income from banking fees	25,131,237	1,322,958	3,842	(22,631)	26,435,406	(3,935,743)	(1,485,665)	(699,027)	20,314,971
Personnel expenses	(15,723,430)	(1,945,632)	(21,898)	-	(17,690,960)	665,128	-	1,636,041	(15,389,791)
Other administrative expenses (5)	(15,381,034)	(1,482,692)	(11,050)	323,216	(16,551,560)	719,604	(363,550)	(346,758)	(16,542,264)
Tax expenses	(4,828,523)	(1,075,376)	(17,745)	-	(5,921,644)	513,728	-	-	(5,407,916)
Share of profit (loss) of associates and jointly controlled entities	105,527	333,942	-	-	439,469	1,137,838	-	623	1,577,930
IR/CSI and Other income/expenses	(5,027,070)	(3,102,704)	(113,563)	(336,162)	(8,579,499)	2,788,965	(270,735)	4,031,720	(2,029,549)
Net Income in September 30, 2023	**6,701,229**	**6,497,280**	**220,146**	**-**	**13,418,655**	**-**	**-**	**(402,536)**	**13,016,119**
Total assets	**1,643,946,191**	**402,673,525**	**4,133,387**	**(119,457,669)**	**1,931,295,434**	**(9,953,633)**	**(39,823,907)**	**13,541,215**	**1,895,059,109**
Investments in associates and joint ventures	**72,466,062**	**3,015,239**	**1,143**	**(71,461,858)**	**4,020,586**	**5,734,286**	**-**	**(70,905)**	**9,683,967**
Total liabilities	**1,450,407,362**	**365,864,737**	**306,637**	**(47,995,811)**	**1,768,582,925**	**(9,953,633)**	**(39,823,907)**	**9,367,572**	**1,728,172,957**

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, Crediare, etc.);
(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;
(3) Adjustments due to differences in accounting standards used in management reports and in the Organization's financial statements that were prepared in IFRS. The main adjustments refer to the expected loss of financial assets, business models, effective interest rate, business combination and insurance contracts;
(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and
(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

As shown in the table and note (2) above, the adjustments arising from the differences between the criteria, procedures and rules used to prepare the operating segments in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen and the international accounting standard, in accordance with the pronouncements issued by the IASB. The main adjustments to net equity and results respectively are: (i) expected losses of financial assets – R$(459) million (2023 – R$151 million) – R$(609) million (2023 – R$848 million); (ii) business models/effective interest rate/others – R$(490) million (2023 – R$1,691 million) – R$45 million (2023 – R$(211) million); (iii) insurance contracts – R$376 million (2023 – R$(1,347) million) – R$(595) million (2023 – R$(1,396) million); and (iv) business combination - R$4,768 million (2023 – R$4,654 million) – R$115 million (2023 – R$157 million).

39) TRANSACTIONS WITH RELATED PARTIES

The Company has a policy for transactions with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

R$ thousands

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On September 30, 2024	On December 31, 2023	On September 30, 2024	On December 31, 2023	On September 30, 2024	On December 31, 2023	On September 30, 2024	On December 31, 2023
Assets								
Securities and derivative financial instruments	-	-	616,805	597,902	-	-	616,805	597,902
Loans and other assets	9	13	2,077,365	3,535,976	158,869	188,985	2,236,243	3,724,974
Liabilities								
Customer and financial institution resources	4,885,795	3,730,162	369,205	971,846	468,725	521,191	5,723,725	5,223,199
Funds from securities and subordinated debt issued	21,800,402	19,045,768	-	-	786,687	1,324,020	22,587,089	20,369,788
Other liabilities (4)	2,079,232	2,298,873	12,113,277	13,392,843	2,108	1,801	14,194,617	15,693,517

Nine-month period ended September 30 - R$ thousands

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2024	2023	2024	2023	2024	2023	2024	2023
Income/(expenses)								
Interest and similiar income	(2,162,062)	(2,396,175)	30,958	(149,632)	(105,257)	(148,350)	(2,236,361)	(2,694,157)
Income from services provided	92	123	103,180	183,367	47	132	103,319	183,622
Other expenses net of other operating revenues	79,642	64,605	(2,089,521)	(1,635,948)	(16,396)	(16,764)	(2,026,275)	(1,588,107)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.;
(2) Companies listed in Note 13;
(3) Members of the Board of Directors and the Board of Executive Officers; and
(4) It includes interest on equity.

a) Remuneration of key management personnel

The following is established each year at the Annual Shareholders' Meeting:

- The annual total amount of management compensation, set forth at the Board of Directors' Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and
- The amount allocated to finance Management Pension Plans, within the Employee and Management pension plan of the Bradesco Company.

For 2024, the maximum amount of R$618,177 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Company, and R$605,000 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB (class B preferred shares) shares issued by BBD Participações S.A. and/or PN (preferred shares) shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a Management compensation policy for financial institutions.

Short-term benefits for Management

	R$ thousands			
	For the three-month period ended September 30		Nine-month period ended September 30	
	2024	2023	2024	2023
Salaries	112,820	161,713	357,699	474,499
Total	**112,820**	**161,713**	**357,699**	**474,499**

Post-employment benefits

	R$ thousands			
	For the three-month period ended September 30		Nine-month period ended September 30	
	2024	2023	2024	2023
Defined contribution pension plans	140,419	164,254	405,470	459,262
Total	**140,419**	**164,254**	**405,470**	**459,262**

The Company has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

b) Equity participation

The members of the Board of Directors and the Board of the Executive Officers had, together directly, the following shareholding in Bradesco:

Direct ownership	On September 30, 2024	On December 31, 2023
Common shares	0.32%	0.33%
Preferred shares	0.90%	0.83%
Total shares (1)	**0.61%**	**0.58%**

(1) On September 30, 2024, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 1.66% of common shares, 0.92% of preferred shares and 1.29% of all shares (on December 31, 2023 – 1.63% of common shares, 0.85% of preferred shares and 1.24% of all shares).

40) RISK MANAGEMENT

The risk management activity is highly strategic due to the increasing complexity of products and services and the globalization of the Company's business. The dynamism of the markets leads the Company to constantly seek to improve this activity.

The Company carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

Scope of Risk Management

Managing risks is one of the Organization's priorities and, to this end, the established procedures are based on best market practices and ongoing acculturation, in order to keep risks at acceptable levels.

This management allows for the achievement of strategic objectives, business sustainability, timeliness and effectiveness in resource allocation decisions, in addition to preparing the Organization to face sudden changes in the economic, regulatory or technological scenario.

The scope of the Organization's risk management reaches the broadest vision, allowing the risks of the Economic-Financial Consolidation[1] to be supported by the Corporate Risk Management Process. The main risks monitored by the Organization are: solvency, liquidity, credit, market, social and environmental, climate, model, operational, strategy, contagion, cybersecurity, compliance and reputational.

Risk Appetite Statement (RAS)

The risk appetite refers to the types and levels of risks that the Company is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument that summarizes the risk culture of the Company.

The Risk Appetite Statement is reviewed on annual basis[2], or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

Appetite monitoring is carried out by monitoring the established indicators, through effective control processes, in which managers are informed about risk exposures and the respective use of current limits. Reporting is carried out through an alert system, which facilitates communication and highlights any exceptions that require adjustment measures, permeating all areas of the Organization, supporting Senior Management in assessing whether the results are consistent with the risk appetite.

---

[1] Includes the regulatory scope of the Prudential Conglomerate and other Consolidated companies.

[2] The Risk Committee, in relation to the RAS, has the following attributions: to assess the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management, taking risks into account individually and in an integrated manner; and b) to supervise compliance, by the institution's Board of Executive Officers, with the terms of the RAS.

Dimensions of Risk Appetite

For the many types of risks, whether measurable or not, the Company established control approaches, observing the main global dimensions: Solvency, Liquidity, Profitability, Credit, Market, Operational, Cyber Security, Social, Environmental, Climate, Reputation, Model and Qualitative Risks.

Risk and Capital Management Structures

The risk and capital management structure are made up of several committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Company in strategic decision making.

Among the governance forums related to the topic, the following stand out:

- **The Board of Directors** approves and reviews risk management strategies, policies and risk and capital management frameworks, including the appetite and exposure limits by type of risk, as well as the stress testing program, its results and the scenarios and assumptions applied;
- **Risk Committee** is responsible for assess the structure of the Company's risk management and occasionally propose improvements and challenge the Group's risk structure in the face of new trends and threats, as well as to advise the Board of Directors in the performance of its assignments related to the management and control of risks and capital;
- **The Audit Committee** reviews the integrity of the financial statements and recommends to the Executive Board correction or improvement of policies, practices and procedures identified within the scope of its attributions;
- **Integrated Risk Management and Capital Allocation Committee – COGIRAC**, which aims to advise the CEO in the performance of his duties related to the management and control of all risks and the Organization's capital.

More details about Corporate Governance are available on the Investor Relations website (bradescori.com.br – Corporate Governance).

Stress Test Program

The risk management structure has a stress test program defined as a coordinated set of processes and routines, containing own methodologies, documentation and governance, whose principal purpose is to identify potential vulnerabilities of the institution. Stress tests are exercises of prospective evaluation of the potential impacts of specific events and circumstances on capital, on liquidity or on the value of a particular portfolio of the Company, being used as a tool for risk management.

In the Stress Testing Program, the scenarios and results are validated by COGIRAC, evaluated by the Risk Committee and deliberated by the Board of Directors, which is also responsible for approving the program and the guidelines to be followed.

40.1. Capital Management

The Group manages capital involving the control and business areas, in accordance with the guidelines of the Executive Board and the Board of Directors and has a governance structure composed of Commissions, Committees and the highest body is

the Board of Directors.

The Organization has a structure responsible for complying with the determinations of the Central Bank of Brazil, relevant to capital management activities and for supporting the Senior Management with analyzes and projections of the availability and need for capital, identifying threats and opportunities that contribute to the planning sufficiency and optimization of capital levels.

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Company's strategic goals to support the risks inherent to its activities.

To calculate the Basel Ratio, the Organization presents information relating to the Prudential Conglomerate (regulatory requirement of the Central Bank of Brazil) which Management considers to be the Group's most relevant regulatory requirement as it covers a significant part of the Group's companies. Other controlled and associated companies are subject to additional regulatory requirements at the entity level and have specific regulations on capital requirements. All met the minimum requirements on December 31, 2023 and 2022.

In this way, it adopt's a forward-looking stance, of three years, when elaborating its capital plan, anticipating the need for capital, as well as establishing procedures and contingency actions to be considered in adverse scenarios, taking into account possible changes in the conditions of the regulatory, economic and business environment in which it operates.

To ensure a sound capital composition to support the development of its activities and to ensure adequate coverage of risks incurred, the group maintains periodic monitoring of capital projections considering a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The management buffer is in line with market practices and the regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The results from the Group's capital projections are submitted to the Senior Management, pursuant to the governance established. In addition, the Company's regulatory capital sufficiency is monitored by periodically calculating the Basel Ratio, Tier I Ratio and Common Equity Ratio of the Prudential Conglomerate (the Prudential Conglomerates is a sub-set of the consolidated Organization defined for regulatory capital purposes and includes: (i) the financial institutions authorized to function by the Central Bank of Brazil; (ii) consortium administrators; (iii) payment institutions; (iv) companies that acquire credit operations, including real estate or credit rights; (v) other legal entities domiciled in Brazil which invest in these companies; and (vi) funds in which any of the other members of the Prudential Conglomerate hold or retain substantial risks and / or benefits).

Details of Reference Equity (PR), Capital and Liquidity Ratios

The following table presents the main metrics established by prudential regulation (orders financial institutions to comply with requirements to cope with risks associated with their financial activities), such as regulatory capital, leverage ratio and liquidity

indicators:

Calculation basis - Basel Ratio	R$ thousands	
	Basel III	
	On September 30, 2024	On December 31, 2023
	Prudential Conglomerate	
Regulatory capital - values		
Common equity	112,401,276	110,689,318
Level I	127,210,791	125,412,066
Reference Equity - RE	151,190,227	149,969,145
Risk-weighted assets (RWA) - amounts		
Total RWA	1,000,932,001	947,737,574
Regulatory capital as a proportion of RWA		
Index of Common equity - ICP	11.2%	11.7%
Tier I Capital	12.7%	13.2%
Basel Ratio	15.1%	15.8%
Additional Common Equity (ACP) as a proportion of RWA		
Additional Common Equity Conservation - ACPConservation	2.50%	2.50%
Additional Contracyclic Common Equity - ACPContracyclic	0.00%	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.50%	3.50%
Excess Margin of Common Equity	3.23%	3.68%
Leverage Ratio (AR)		
Total exposure	1,815,707,144	1,714,042,678
AR	7.0%	7.3%
Short Term Liquidity Indicator (LCR)		
Total High Quality Liquid Assets (HQLA)	207,142,998	248,691,252
Total net cash outflow	132,421,550	129,797,562
LCR	156.4%	191.6%
Long Term Liquidity Indicator (NSFR)		
Available stable funding (ASF)	952,932,612	934,324,784
Stable resources required (RSF)	783,770,959	737,181,037
NSFR	121.6%	126.7%

(1) Failure to comply with ACP (public civil action) rules would result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

40.2. Credit risk

Credit risk refers to the possibility of losses associated with the borrower's or counterparty's failure to comply with their financial obligations under the terms agreed, as well as the fall in value of loan agreements resulting from deterioration in the borrower's risk rating, the reduction in gains or remunerations, benefits granted to borrowers in renegotiations, recovery costs and other costs related to the counterparty's noncompliance with the financial obligations. Additionally, it includes the concentration risk and the country/transfer risk.

Credit risk management in the Company is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of transactions in order to preserve the integrity and autonomy of the processes.

The Company controls the exposure to credit risk which comprises mainly loans and advances, loan commitments, financial guarantees provided, securities and

derivatives.

With the objective of not compromising the quality of the portfolio, aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

The Company maps the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers and mitigation plans.

Counterparty Credit Risk

The counterparty credit risk to which the Company is exposed includes the possibility of losses due to the non-compliance by counterparties with their obligations relating to the settlement of financial asset trades involving bilateral flows, including the settlement of derivative financial instruments.

The Company exercises control over the replacement cost and potential future exposures from operations where there is counterparty credit risk. Thereby, each counterparty's exposure referring to this risk is treated in the same way and is part of general credit limits granted by the Company's to its customers.

In short, the Counterparty Credit Risk management covers the modeling and monitoring (i) of the consumption of the credit limit of the counterparties, (ii) of the portion of the adjustment at fair value of the portfolio of credit derivatives (CVA – Credit Value Adjustment), segregated by counterparty, and (iii) of the respective regulatory and economic capital. The methodology adopted by the Company establishes that the credit exposure of the portfolio to certain counterparty can be calculated based on the Replacement Cost (RC) of its operations in different scenarios of the financial market, which is possible through the Monte Carlo simulation process.

In the context of risk management, the Company conducts studies of projection of capital, for example of the Stress Test of the ICAAP (Evaluation of Capital Adequacy) and TEBU (Bottom-Up Stress Test). These are multidisciplinary programs involving minimally the areas of Business and Economic Departments, of Budget/Result and Risk.

Regarding the forms of mitigating the counterparty credit risk that the Company is exposed to, the most usual is the composition of guarantees as margin deposits and disposal of public securities, which are made by the counterparty with the Company or with other trustees, whose counterparty's risks are also appropriately evaluated.

The calculation of the value of the exposure relating to credit risk of the counterpart arising from operations with derivative instruments subject to the calculation of the capital requirement through the standardized approach (RWA_{CPAD}) has been updated for the SA-CCR Approach (Standardized Approach for Counterparty Credit Risk), following the Annex I of BCB Resolution No. 229, of 2022.

Credit-Risk Management Process

The credit risk management process is conducted in a corporation-wide manner. This process involves several areas with specific duties, ensuring an efficient structure. Credit risk measurement and control are conducted in a centralized and independent manner.

Both the governance process and limits are validated by the Integrated Risk and Capital Allocation Management Committee, submitted for approval by the Board of Directors, and reviewed at least once a year.

The structure of credit risk management is part of the second line of the Company, several areas actively participate in improving the client risk rating models.

This structure reviews the internal processes, including the roles and responsibilities and training and requirements, as well as conducts periodic reviews of risk evaluation processes to incorporate new practices and methodologies.

Credit Concession

The Company's strategy is to maintain a wide client base and a diversified credit portfolio, both in terms of products and segments, commensurate with the risks undertaken and appropriate levels of provisioning and concentration.

Under the responsibility of the Credit Department, lending procedures are based on the Company's credit policy emphasizing the security, quality and liquidity of the lending. The process is guided by the risk management governance and complies with the rules of the Central Bank of Brazil.

The methodologies adopted value business agility and profitability, with targeted and appropriate procedures oriented to the granting of credit transactions and establishment of operating limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data, behaviors and transactional) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to the submission of proposals depends on its size, the total exposure to the Company, the guarantees offered, the level of restriction and their credit risk score/rating. All business proposals are subject to technical analysis and approval of by the Credit Department.

In its turn, the Executive Credit Committees was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Department. According to the size of the operations/limits proposed, this Committee, may then submit the proposal for approval by the Board of Directors.

Loan proposals pass through an automated system with parameters set to provide information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations.

There are exclusive Credit and Behavior Scoring systems for the assignment of high volume, low principal loans in the Retail segment, meant to provide speed and reliability, while standardizing the procedures for loan analysis and approval.

Business is diversified wide-spread and aimed at individuals and legal entities with a

proven payment capacity and solvency, seeking to support them with guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted.

Credit Risk Rating

The Company has a process of Governance practices and follow-ups. Practices include the Governance of Concession Limits and Credit Recovery, which, depending on the size of the operation or of the total exposure of the counterpart, require approval at the level of the Board of Directors. In addition, follow-ups are made frequently of the portfolio, with evaluations as to their evolution, delinquency, provisions, vintage studies, and capital, among others.

In addition to the process and governance of limits for approval of credit and recovery, in the risk appetite defined by the Company, the concentration limits of operations for the Economic Group, Sector and Transfer (concentration per countries) are monitored. In addition to the indicators of concentration, a specific indicator was established for the level of delinquencies above 90 days for Individuals (PF), the indicator of problem asset and an indicator of Margin of Economic Capital of Credit Risk, in order to monitor and track the capital in the economic and regulatory visions.

The credit risk assessment methodology, in addition to providing data to establish the minimum parameters for lending and risk management, also enables the definition of Special Credit Rules and Procedures according to customer characteristics and size. Thus, the methodology provides the basis not only for the pricing of operations, but also for defining the guarantees.

The methodology used also follows the requirements established by the Resolution No. 4,945 of the National Monetary Council and includes analysis of social and environmental risks in projects, aimed at evaluating customers' compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of operations contracted by the Company's economic groups/ customers is distributed on a graduation scale in levels. This ensures greater adherence to the requirements set forth in the Basel Capital Accord and preserves the criteria established by Resolution No. 2,682 of the National Monetary Council for the constitution of the applicable provisions.

In a simplified manner, the risk classifications of the operations are determined on the basis of the credit quality of economic groups/ customers defined by the Customer Rating, warranties relating to the contract, modality of the credit product, behavior of delinquencies in the payment, notes/restrictions and value of credit contracted.

Customer rating for economic groups are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are carried out by economic group and periodically monitored in order to preserve the quality of the loan portfolio.

For individuals, in general, Customer Ratings are also based on statistical procedures and analysis of variables that discriminate risk behavior. This is done through the application of statistical models for credit evaluation.

The Customer Rating is used, in sets with several decision variables, to analyze the granting and/or renewal of operations and credit limits, as well as for monitoring the deterioration of the customers' risk profile.

Control and Monitoring

The credit risk of the Company has its control and corporate follow-up performed in the Credit Risk area of the Integrated Risk Control Department – DCIR. The Department advises the Executive Committee on Risk Management, in which methodologies for measuring credit risk are discussed and formalized. Significant issues discussed in this Committee are reported to the Integrated Risk and Capital Allocation Management Committee.

In addition to committee meetings, the area holds monthly meetings with all product and segment executives and officers, with a view to inform them about the evolution of the loan portfolio, delinquency, troubled assets, restructurings, credit recoveries, losses, limits and concentrations of portfolios, allocation of economic and regulatory capital, among others.

The area also monitors any internal or external event that may cause a significant impact on the Company's credit risk, such as spin-offs, bankruptcies and crop failures, in addition to monitoring economic activity in the sectors to which the company has significant risk exposures.

Internal Report

Credit risk is monitored on a timely basis in order to maintain the risk levels within the limits established by the Company. Managerial reports on risk control are provided to all levels of business, from branches to Senior Management.

With the objective of highlighting the risk situations, that could result in the customers' inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, national managers, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers, such as assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others, providing both a macro-level and detailed view of the information, and also enabling a specific loan operation to be viewed.

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

Measurement of Credit Risk

Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality

and characteristics of customers, operations, and mitigating factors, according to processes and internal governance.

The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes.

The estimate of expected loss of financial assets is divided into three categories (stages):

- Stage 1: Financial assets with no significant increase in credit risks;
- Stage 2: Financial assets with significant increase in credit risks; and
- Stage 3: Financial assets that are credit impaired.

The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers' profile, the product type and the current payment status, as shown below:

Retail and Wholesale Portfolios:

- Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;
- Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk;
- Stage 3 (Defaulted or "impaired"): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt;
- Re-categorization from stage 3 to stage 2: Financial assets that settled overdue amounts and whose internal ratings migrated to medium risk;
- Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk; and
- Recategorization from stage 3 to stage 1: Financial assets that returned regular payment leading to reclassification as low risk.

The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD).

The PD parameter refers to the probability of default perceived by the Company regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses.

The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based

on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation.

EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer.

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments:

	R$ thousands			
	On September 30, 2024		On December 31, 2023	
	Gross value	Expected credit loss	Gross value	Expected credit loss
Ativos financeiros				
Cash and balances with banks (Note 5)	141,100,522	-	151,053,972	-
Financial assets at fair value through profit or loss (Note 6)	362,145,832	-	387,598,377	-
Financial assets at fair value through other comprehensive income (Note 8) (1)	230,268,102	(164,587)	212,849,606	(136,884)
Loans and advances to banks (Note 10)	209,137,840	(36,718)	205,103,649	(990)
Loans and advances to customers (Note 11)	690,366,099	(45,700,273)	629,686,699	(50,184,880)
Securities at amortized cost (Note 9)	177,005,924	(5,769,450)	180,352,343	(5,145,266)
Other assets (Note 16)	86,576,792	-	56,958,860	-
Other financial instruments with credit risk exposure				
Loan Commitments (Note 11 and 24)	327,356,153	(2,419,532)	299,728,458	(2,274,316)
Financial guarantees (Note 11 and 24)	113,393,935	(1,279,824)	105,816,558	(1,202,614)
Total risk exposure	**2,337,351,199**	**(55,370,384)**	**2,229,148,522**	**(58,944,950)**

(1) Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.

Loans and advances to customers

Concentration of credit risk

	R$ thousands	
	On September 30, 2024	On December 31, 2023
Largest borrower	0.8%	1.1%
10 largest borrowers	4.6%	5.0%
20 largest borrowers	7.1%	7.7%
50 largest borrowers	11.3%	11.4%
100 largest borrowers	14.5%	14.4%

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.

				R$ thousands
	On September 30, 2024	%	On December 31, 2023	%
Public sector	**5,413,934**	**0.8**	**5,756,517**	**0.9**
Private sector	**684,952,165**	**99.2**	**623,930,182**	**99.1**
Total	**690,366,099**	**100.0**	**629,686,699**	**100.0**
Companies	**302,259,483**	**43.8**	**269,419,141**	**42.8**
Real estate and construction activities	23,535,211	3.4	21,251,317	3.4
Retail	35,490,542	5.1	37,908,281	6.0
Services	73,118,952	10.6	59,998,219	9.5
Transportation and concession	25,666,396	3.7	28,194,418	4.5
Automotive	8,086,474	1.2	6,735,346	1.1
Food products	12,418,098	1.8	11,341,529	1.8
Wholesale	18,280,960	2.6	16,342,183	2.6
Production and distribution of electricity	9,218,056	1.3	8,063,510	1.3
Oil, derivatives and aggregate activities	6,925,781	1.0	5,035,237	0.8
Other industries	89,519,013	13.0	74,549,101	11.8
Individuals	**388,106,616**	**56.2**	**360,267,558**	**57.2**

Credit Risk Mitigation

Potential credit losses are mitigated using a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives, or netting arrangements. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its fair value, the guarantors' counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument – its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated throughout the period of the transaction. In the case default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

The table below shows the fair value of guarantees of loans and advances to customers.

	R$ thousands			
	On September 30, 2024		On December 31, 2023	
	Book value (1)	Fair Value of Guarantees	Book value (1)	Fair Value of Guarantees
Companies	**302,259,483**	**168,226,597**	**269,421,350**	**141,547,243**
Stage 1	269,201,104	157,689,087	230,134,580	131,107,974
Stage 2	6,960,457	4,883,828	12,538,317	4,806,138
Stage 3	26,097,922	5,653,682	26,748,453	5,633,131
			-	-
Individuals	**388,106,616**	**264,632,248**	**360,265,349**	**239,695,044**
Stage 1	332,266,120	237,171,991	298,686,536	210,647,223
Stage 2	20,933,868	17,255,026	22,711,786	19,838,577
Stage 3	34,906,628	10,205,231	38,867,027	9,209,244
Total	**690,366,099**	**432,858,845**	**629,686,699**	**381,242,287**

(1) Of the total balance of loan operations, R$429,358,197 thousand (December 31, 2023 – R$389,063,079 thousand) refers to operations without guarantees.

40.3. Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and market interest rates of the Company's financial instruments, such as your asset and liability transactions that may have mismatched amounts, maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Company's exposure to market risk profile is in line with the guidelines established by the governance process, with limits monitored on a timely basis independently of the business areas.

All transactions that expose the Company to market risk are identified, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

In line with the best Corporate Governance practices, with the objective of preserving and strengthening the management of market risk in the Group, as well as complying with the provisions of Resolution No. 4,557 of the National Monetary Council, the Board of Directors approved the Market Risk, which is reviewed at least annually by the competent Committees and by the Board of Directors, providing the main guidelines for accepting, controlling and managing market risk. In addition to this policy, the Group has specific rules to regulate the market risk management process, as follows:

- Classification of Operations;
- Reclassification of Operations;
- Trading of Public or Private Securities;
- Use of Derivatives; and
- Hedging.

Market Risk Management Process

The market risk management process is a corporation wide process, comprising from business areas to the Board of Directors; it involves various areas, each with specific duties in the process. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Company be the first financial institution in the country authorized by the Central Bank of Brazil to use

its internal market risk models to calculate regulatory capital requirements since January 2013. This process is also revised at least once a year by the Committees and approved the Board of Directors itself.

Determination of Limits

Proposed market-risk limits are validated by specific Committees and submitted for approval by the Integrated Risk and Capital Allocation Management Committee, and then for approval by the Board of Directors. Based on the business' characteristics, they are segregated into the following Portfolios:

Trading Portfolio: it comprises all financial assets at fair value through profit or loss, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those intended for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The risks of this portfolio are monitored through:

- Value at Risk (VaR);
- Stress Analysis (measurement of negative impact of extreme events, based on historical and prospective scenarios);
- Income; and
- Financial Exposure/Concentration.

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Group's other businesses and their respective hedges. Portfolio risks in these cases are monitored by:

- Variation of economic value due to the variation in the interest rate – ΔEVE (Economic Value of Equity); and
- Variation of the net revenue of interest due to the variation in the rate of interest – ΔNII (Net Interest Income).

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, Value at Risk (VaR), Economic Value of Equity (EVE), Net Interest Income (NII) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure. The use of different methodologies for measuring and evaluating risks is important, as they are always complementary and their combined use allows the capture of different scenarios and situations.

Trading and Regulatory Portfolio

Trading Portfolio risks are mainly controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of extreme economic shocks and events that are financially unfavorable to the Company's positions. The analysis uses stress scenarios prepared by the Market Risk area and the Company's economists based on historical and prospective data for the risk factors in which the Company portfolio.

The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing

exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus Banking Portfolio foreign currency and commodities exposures). It should be noted that for the measurement of all the risk factors of the portfolio of options are applied the historical simulation models and Delta-Gamma-Vega, prevailing the most conservative between the two. A minimum 252-business-day period is adopted to calculate volatilities, correlations and historical returns.

For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio are determined on a credit risk basis, as per Central Bank of Brazil resolution, i.e., are not included in the market risk calculation.

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is mainly based on the Economic Value of Equity (EVE) and Net Interest Income (NII) methodologies, which measure the economic impact on the positions and the impact in the Company's income, respectively, according to scenarios prepared by the Company's economists. These scenarios determine the positive and negative movements of interest rate curves that may affect Company's investments and capital-raising.

The EVE methodology consists of repricing the portfolio exposed to interest rate risk, taking into account the scenarios of increases or decreases of rates, by calculating the impact on present value and total term of assets and liabilities. The economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected. Therefore, the difference between the values obtained for the portfolio will be the Delta EVE.

In the case of the NII – Interest Earning Portion, the methodology intends to calculate the Company's variation in the net interest income (gross margin) due to eventual variations in the interest rate level, that is, the difference between the calculated NII in the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII.

For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the customers are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined, studies for the verification of historical behaviors are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated.

Financial Instrument Pricing

The Mark-to-Market Commission (CMM) is responsible for approving or submitting fair value models to the Market and Liquidity Risk Commission. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the CMM and for the submission of matters to the Executive Committee for Risk Management for reporting or approval, whichever is the case.

Whenever possible, the Bank uses prices and quotes from the securities, commodities and futures exchange and the secondary markets. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are used to price the

instruments, which also follow the same CMM approval procedure and are submitted to the Company's validation and assessment processes.

Fair value criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate.

Financial instruments to be included in the Trading Portfolio must be approved by the Treasury or Products, Services and Partnerships Executive Committee and have their pricing criteria defined by the CMM.

The following principles for the fair value process are adopted by the Company:

- Commitment: the Company is committed to ensuring that the prices used reflect the fair value of the operations. Should information not be found, the Company uses its best efforts to estimate the fair value of the financial instruments;
- Frequency: the formalized fair value criteria are applied on a daily basis;
- Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the fair value criteria;
- Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Company; and
- Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation Areas – AVIM and by Regulatory Agencies.

Control and Follow-Up

Market risk is controlled and monitored by an independent area, the DCIR, which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, Trading Portfolio positions are discussed once every fifteen days by the Treasury Executive Committee, while Banking Portfolio positions and liquidity reports are examined by the Asset and Liability Management Treasury Executive Committee.

At both meetings, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk Management and Capital Allocation Management Committee and submitted to approval of the Board of Directors, which are revised at least once a year.

Should any threshold controlled by the DCIR be exceeded, the head of the business area responsible for the position is informed that threshold was reached, and the Integrated Risk and Capital Allocation Management Committee is called in timely fashion to make a decision. If the Committee decides to raise the threshold and/or maintain the positions, the Board of Directors is called to approve the new threshold or revise the position strategy.

Internal Communication

The market risk department provides daily managerial control reports on the positions

to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

Reporting is conducted through an alert system, which determines the addressees of risk reports as previously determined risk threshold percentage is reached; therefore, the higher the risk threshold consumption, more Senior Management members receive the reports.

Hedging and Use of Derivatives

In order to standardize the use of financial instruments as hedges of transactions and the use of derivatives by the Treasury Department, the Company created specific procedures that were approved by the competent Committees.

The hedge transactions executed by Bradesco's Treasury Department must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the Treasury books, and must use assets and derivatives authorized to be traded in each of their books to:

- control and classify the transactions, respecting the exposure and risk limits in effect;
- alter, modify or revert positions due to changes in the market and to operational strategies; and
- reduce or mitigate exposures to transactions in inactive markets, in conditions of stress or of low liquidity.

For derivatives classified in the "hedge accounting" category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

Cash flow Hedge

Bradesco maintains cash flow hedges. See more details in Note 7.

Standardized and "Continuous Use" Derivatives

Company's Treasury Department may use standardized (traded on an exchange) and "continuous use" (traded over-the-counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as "continuous use" are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as "continuous use" or structured operations cannot be traded without the authorization of the applicable Committee.

Evolution of Exposures

In this section are presented the evolution of financial exposure, the VaR calculated using the internal model and its backtesting and the Stress Analysis.

Financial Exposure – Trading Portfolio (Fair Value)

Risk factors	R$ thousands			
	On September 30, 2024		On December 31, 2023	
	Assets	Liabilities	Assets	Liabilities
Fixed rates	29,300,557	20,684,480	74,840,828	56,337,018
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	7,675,693	6,669,790	14,938,784	10,822,907
Exchange coupon	872,414	898,589	1,195,092	963,862
Foreign Currency	10,660,111	11,536,642	6,263,810	6,391,302
Equities	11,474,508	11,274,205	7,549,052	5,926,077
Sovereign/Eurobonds and Treasuries	15,991,339	14,264,578	8,664,699	7,497,824
Other	1,492,903	877,221	1,735,873	400,706
Total	**77,467,525**	**66,205,505**	**115,188,138**	**88,339,696**

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects was R$22,213 thousand as of September 30, 2024, with the options risk factor classified in the "Others" group as the largest share of the Portfolio's risk.

Risk factors	R$ thousands	
	On September 30, 2024	On December 31, 2023
Fixed rates	1,441	3,010
IGPM/IPCA	5,718	7,671
Exchange coupon	14	311
Foreign Currency	7,792	2,507
Sovereign/Eurobonds and Treasuries	5,610	2,003
Equities	3,815	3,283
Other	11,741	2,340
Correlation/diversification effect	(13,917)	(13,657)
VaR at the end of the period	**22,213**	**7,468**
Average VaR in the period	20,294	14,916
Minimum VaR in the period	7,723	4,982
Maximum VaR in the period	44,197	45,150

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta-Gamma-Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon[3] (the highest between 10 days and the horizon of the portfolio) by the 'square root of time' method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

[3] The maximum amount between the book's holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted.

R$ thousands

Risk factors	On September 30, 2024		On December 31, 2023	
	VaR	Stressed	VaR	Stressed
Interest rate	24,480	52,676	22,441	79,660
Exchange rate	39,528	29,315	12,780	7,654
Commodity price (Commodities)	13,580	16,408	1,188	1,385
Equities	30,646	12,381	6,334	4,904
Correlation/diversification effect	(34,187)	(41,148)	12,569	(8,333)
VaR at the end of the period	**74,047**	**69,632**	**55,312**	**85,270**
Average VaR in the period	70,167	106,142	66,143	121,567
Minimum VaR in the period	32,264	49,561	26,739	54,047
Maximum VaR in the period	124,674	272,495	156,329	287,868

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Central Bank Circular Letters No. 3,646/13 and No. 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier.

VaR Internal Model – Backtesting

The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetical profit or loss, obtained from the same positions used in the VaR calculation, and with the effective profit or loss, also considering the intraday operations for which VaR was estimated.

The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exceptions accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Company, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor.

The daily results corresponding to the last 250 business days, exceeded the respective VaR with the 99% confidence level twice in the hypothetical view and four times in the effective view, in September/24. In June/2024, the daily results corresponding to the last 250 business days exceeded the respective VaR with the 99% confidence level twice in the hypothetical view and four times in the effective view.

According to the document published by the Basel Committee on Banking Supervision, breakouts would be classified as "Bad luck or the markets moved in a way not predicted by the model", that is, the volatility was significantly higher than the expected and/or correlations were different from those assumed by the model.

Stress Analysis – Trading Portfolio

The Company also assesses on a daily basis the possible impacts on profit or loss in stress scenarios considering a holding period of 20 business days, ie, how much prices or interest rates can change in 20 business days based on historical data and prospective scenarios. This metric is monitored with limits established in the governance process. The scenarios are defined for each risk factor and they are represented as a shock or discount factors which are applied to the trading book position, thus, the value calculated represents a possible loss of the trading book in a stress scenario:

	R$ thousands	
	On September 30, 2024	On December 31, 2023
At the end of the year	254,365	148,016
Average in the year	242,428	191,400
Minimum in the year	119,807	94,289
Maximum in the year	473,851	318,578

Note: Values net of tax effects.

Sensitivity Analysis of Financial Exposures

The sensitivity analysis of the Company's financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis and carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions. As of December 31, 2022, the scenarios were:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Company has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Company.

Sensitivity Analysis – Trading Portfolio

R$ thousands

		Trading Portfolio (1)					
		On September 30, 2024			On December 31, 2023		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(70)	(20,376)	(44,188)	(25)	(14,760)	(27,497)
Price indexes	Exposure subject to variations in price index coupon rates	(400)	(38,598)	(72,106)	(3,861)	(130,968)	(266,123)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(2)	(240)	(475)	(18)	(2,783)	(5,489)
Foreign currency	Exposure subject to exchange rate variations	4,733	118,332	236,663	1,507	37,669	75,338
Equities	Exposure subject to variation in stock prices	(1,082)	(27,041)	(54,082)	1,188	29,696	59,392
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(405)	(36,250)	(70,308)	128	8,831	15,365
Other	Exposure not classified in other definitions	(51)	(1,273)	(2,546)	(94)	(2,341)	(4,683)
Total excluding correlation of risk factors		**2,723**	**(5,446)**	**(7,042)**	**(1,175)**	**(74,656)**	**(153,697)**

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 296 bps and 577 bps (scenarios 2 and 3 respectively) on September 30, 2024 (on December 31, 2023 - the values were approximately 245 bps and 480 bps in scenarios 2 and 3 respectively).

Sensitivity Analysis – Trading and Banking Portfolios

R$ thousands

		Trading and Banking Portfolios (1)					
		On September 30, 2024			On December 31, 2023		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(8,758)	(2,877,839)	(5,755,681)	(2,113)	(845,801)	(1,949,962)
Price indexes	Exposure subject to variations in price index coupon rates	(15,343)	(2,348,971)	(4,207,780)	(20,461)	(2,347,022)	(4,307,241)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	681	65,014	111,796	(985)	(112,436)	(216,387)
Foreign currency	Exposure subject to exchange rate variations	115	2,864	5,727	(2,212)	(55,293)	(110,585)
Equities	Exposure subject to variation in stock prices	(33,395)	(834,873)	(1,669,746)	(43,432)	(1,085,794)	(2,171,588)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(537)	(22,261)	(35,105)	(1,172)	(117,366)	(229,078)
Other	Exposure not classified in other definitions	(56)	(1,397)	(2,794)	(41)	(1,016)	(2,031)
Total excluding correlation of risk factors		**(57,293)**	**(6,017,463)**	**(11,553,583)**	**(70,416)**	**(4,564,728)**	**(8,986,872)**

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 297 bps and 584 bps (scenarios 2 and 3 respectively) on September 30, 2024 (on December 31, 2023 - the values were approximately 269 bps and 548 bps in scenarios 2 and 3 respectively).

40.4. Liquidity risk

The Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution to fail to trade a position at market price, due to its larger size as compared to the volume usually traded or in view of any market interruption.

The understanding and monitoring of this risk are crucial to enable the Company to settle operations in a timely manner.

Control and Monitoring

The liquidity risk management of the Company is performed using tools developed on platforms and validated by independent areas of the Company. Among the key metrics and indicators considered in the framework of liquidity risk, are:

- **Information on the Liquidity Coverage Ratio (LCR):** A measure of the sufficiency of liquid instruments to honor the cash outflows of the Company within the next thirty days in a scenario of stress;
- **Net Stable Funding Ratio (NSFR):** A measure of the sufficiency of structural funding to finance long-term assets in the statement of financial position of the Company;
- Loss of deposits to different time horizons;
- Maps of concentration of funding in different visions (product, term and counterpart); and
- Integrated stress exercises where different dimensions of risk are addressed.

Limits were established for the main metrics, which can be strategic (approved up to the level of the Board of Directors) or operational (approved by the Treasury Executive Committee for Asset and Liability Management), based on flags, which trigger different levels of governance according to the percentage of use (consumption) of their respective limits.

Liquidity Risk Mitigation

The governance established for the liquidity risk management includes a series of recommendations to mitigate the risk of liquidity, among the main strategies, are:

- Diversification of funding as to the counterpart, product and term;
- Adoption of managerial limits of liquidity, in addition to those required by the regulator;
- Prior analysis of products which may affect the liquidity before their implementation; and
- Simulations of stress of liquidity of the portfolio.

Stress Tests

Due to the dynamics and criticality of this theme, the management and control of liquidity risk should happen every day and be based on stress scenarios. In this way, the main metric used for the monitoring of the liquidity risk of the Prudential Conglomerate is the Short-term Liquidity Coverage Ratio (LCR), which measures the adequacy of liquid resources to honor the commitments in the next thirty days considering a scenario of stress. Therefore, the daily management is performed

through the stress test.

In addition to the LCR and other metrics of monitoring, simulations of stress scenarios in the long-term are performed, within the integrated stress test program (ICAAP for example), also to evaluate a possible deterioration of liquidity indicators for different time horizons.

Internal communication

Internal communication about liquidity risk, both between departments and between the different layers of internal governance is done through internal reports and committees involving both areas (Treasury and DCIR) and the Company's senior management.

Additionally, reports are distributed daily to the areas involved in management and control, as well as to senior management. Several analysis instruments are part of this process and are used to monitor liquidity, such as:

- Daily distribution of liquidity control instruments;
- Automatic intraday update of liquidity reports for the proper management of the Treasury Department;
- Preparation of reports with past and future movements, based on scenarios;
- Daily verification of compliance with the minimum liquidity level;
- Preparation of complementary reports in which the concentration of funding is presented by type of product, term and counterparty; and
- Weekly reports to senior management with behavior and expectations regarding the liquidity situation.

The liquidity risk management process has an alert system, which determines the appropriate level of reporting of risk reports according to the percentage of use of the established limits. Thus, the lower the liquidity ratios, the higher levels of management of the Company receive the reports.

Undiscounted cash flows of financial liabilities and insurance contracts

The table below presents the cash flows payable for non-derivative financial liabilities and insurance contracts, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

							R$ thousands
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on September 30, 2024	Total on December 31, 2023
Deposits from banks	269,135,224	18,795,422	30,257,274	20,465,920	2,907,781	341,561,621	320,410,105
Deposits from customers	183,071,049	26,743,532	116,655,360	243,515,861	581,544	570,567,346	632,337,290
Funds from securities issued	1,202,937	10,219,331	71,303,201	151,146,370	9,522,164	243,394,003	237,331,491
Subordinated debts	-	3,342	11,860,504	5,749,721	73,597,577	91,211,144	84,376,010
Insurance contract liabilities	681,916,761	12,656,522	8,316,064	29,328,741	102,864,060	835,082,148	704,038,858
Other financial liabilities (1)	63,503,245	26,664,214	7,124,403	5,733,118	1,856,184	104,881,164	82,619,532
Total liabilities on September 30, 2024	**1,198,829,216**	**95,082,363**	**245,516,806**	**455,939,731**	**191,329,310**	**2,186,697,426**	
Total liabilities on December 31, 2023	**1,011,337,350**	**97,354,025**	**184,649,748**	**547,162,896**	**220,609,267**		**2,061,113,286**

(1) Includes credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leases and capitalization bonds.

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The cash flows that the Company estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.

In the Company, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Company are settled at net value, and include:

- Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and
- Interest rate derivatives – interest rate swaps, forward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange.

The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

	R$ thousands						
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on September 30, 2024	Total on December 31, 2023
Differential of swaps payable	79,939	13,317	729,423	538,939	5,658,147	7,019,765	3,101,273
Non-deliverable forwards	5,975,713	213,896	359,299	183,938	-	6,732,846	3,987,714
Purchased	3,391,273	96,196	221,054	64,056	-	3,772,579	1,109,371
Sold	2,584,440	117,700	138,245	119,882	-	2,960,267	2,878,343
Premiums of options	366,198	213,508	311,555	435,965	110,887	1,438,113	2,236,620
Other	607,335	210,821	340,006	159,755	-	1,317,917	1,413,851
Total of derivative liabilities on September 30, 2024	**7,029,185**	**651,542**	**1,740,283**	**1,318,597**	**5,769,034**	**16,508,641**	
Total of derivative liabilities on December 31, 2023	**5,506,835**	**862,607**	**1,745,089**	**1,434,610**	**1,190,317**		**10,739,458**

Statement of financial position by maturities

The tables below show the financial assets and liabilities and insurance contract liabilities of the Group segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

								R$ thousands
	Current			Non-current			Total on September 30, 2024	Total on December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity		
Assets								
Cash and balances with banks	141,100,522	-	-	-	-	-	141,100,522	151,053,972
Financial assets at fair value through profit or loss	347,356,055	2,444,204	2,570,427	5,359,101	4,416,045	-	362,145,832	387,598,377
Financial assets at fair value through other comprehensive income	11,406,210	32,080,953	25,268,841	92,030,177	69,481,921	-	230,268,102	212,849,606
Loans and advances to customers, net of impairment	95,664,563	143,463,106	90,651,589	233,369,605	81,516,963	-	644,665,826	579,501,819
Loans and advances to banks, net of impairment	187,780,498	15,360,736	2,025,706	3,934,182	-	-	209,101,122	205,102,659
Securities, net of provision for expected losses	1,738,787	34,694,205	19,062,474	65,854,957	49,886,051	-	171,236,474	175,207,077
Other financial assets (1)	71,169,046	3,940,327	535,984	8,566,608	2,364,827	-	86,576,792	56,958,860
Total financial assets on September 30, 2024	**856,215,681**	**231,983,531**	**140,115,021**	**409,114,630**	**207,665,807**	**-**	**1,845,094,670**	
Total financial assets on December 31, 2023	**829,873,144**	**177,115,114**	**119,754,483**	**446,666,021**	**194,863,608**	**-**		**1,768,272,370**
Liabilities								
Deposits from banks	284,863,996	28,548,930	16,464,409	18,531,617	487,651	-	348,896,603	323,422,783
Deposits from customers (2)	204,538,486	52,065,200	89,376,235	266,342,311	142,207	-	612,464,439	621,934,680
Funds from securities issued	3,618,773	42,748,362	56,280,696	145,605,081	9,194,761	-	257,447,673	244,966,258
Subordinated debts	-	1,078,468	9,735,246	4,463,522	22,408,154	14,809,515	52,494,905	50,337,854
Other financial liabilities (3)	63,503,245	26,664,214	7,124,403	5,733,118	1,856,184	-	104,881,164	82,619,532
Financial liabilities at fair value through profit or loss	1,178,706	2,427,065	3,147,213	6,678,591	3,010,984	-	16,442,559	15,542,220
Other financial instruments with credit risk exposure							-	
Loan Commitments	-	-	-	2,419,532	-	-	2,419,532	2,274,316
Financial guarantees	176,810	-	-	1,103,014	-	-	1,279,824	1,202,614
Insurance contract liabilities	301,681,997	12,470,305	7,986,630	24,330,442	25,407,972	-	371,877,346	344,792,222
Total financial liabilities on September 30, 2024	**859,562,013**	**166,002,544**	**190,114,832**	**475,207,228**	**62,507,913**	**14,809,515**	**1,768,204,045**	
Total financial liabilities on December 31, 2023	**549,101,588**	**133,303,860**	**154,358,801**	**625,925,479**	**209,680,003**	**14,722,748**		**1,687,092,479**

(1) Includes, primarily, foreign exchange operations, debtors for guarantee deposits and trading and intermediation of values;
(2) Demand and savings deposits and insurance contract liabilities, represented by "VGBL" and "PGBL" products, are classified within a period of 1 to 30 days, without considering the historical average turnover; and
(3) Primarily includes credit card operations, foreign exchange operations, trading and intermediation of securities, financial leasing and capitalization plans.

The tables below show the assets and liabilities of the Company segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

				R$ thousands
	Current	Non-current	Total on September 30, 2024	Total on December 31, 2023
Assets				
Total financial assets	**1,228,314,233**	**616,780,437**	**1,845,094,670**	**1,768,272,370**
Non-current assets held for sale	3,526,030	-	3,526,030	1,328,530
Investments in associated companies	-	10,741,603	10,741,603	9,616,840
Premises and equipment	-	10,192,624	10,192,624	11,118,009
Intangible assets and goodwill	-	23,193,953	23,193,953	22,107,146
Current income and other tax assets	4,282,791	7,542,154	11,824,945	12,964,018
Deferred tax liabilities	20,619,155	78,466,166	99,085,321	92,518,924
Other assets	11,108,265	2,935,722	14,043,987	9,597,412
Total non-financial assets	**39,536,241**	**133,072,222**	**172,608,463**	**159,250,879**
Total assets on September 30, 2024	**1,267,850,474**	**749,852,659**	**2,017,703,133**	
Total assets on December 31, 2023	**1,153,654,161**	**773,869,088**		**1,927,523,249**
Liabilities				
Total financial liabilities	**1,215,679,389**	**552,524,656**	**1,768,204,045**	**1,687,092,479**
Other provisions	4,149,125	15,909,679	20,058,804	22,337,844
Current income tax liabilities	2,413,835	-	2,413,835	1,546,656
Deferred tax liabilities	-	908,883	908,883	1,607,527
Other liabilities	56,206,014	2,257,994	58,464,008	47,924,619
Total non-financial liabilities	**62,768,974**	**19,076,556**	**81,845,530**	**73,416,646**
Total equity	**-**	**167,653,558**	**167,653,558**	**167,014,124**
Total equity and liabilities on September 30, 2024	**1,278,448,363**	**739,254,770**	**2,017,703,133**	
Total equity and liabilities on December 31, 2023	**1,137,312,761**	**790,210,488**		**1,927,523,249**

40.5. Fair value of financial assets and liabilities

For financial instruments that are measured at fair value, disclosure of measurements is required according to the following hierarchical levels of fair value:

- Level 1

  Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government bonds that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

  Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

  Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main non-observable data used in the determination of the fair value are the credit spreads that vary between 3% and 21%.

  To fair value securities which have no consistent, regulatory updated, public price source, Bradesco uses models defined by the mark-to-market Commission and documented in the mark-to-mark manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of financial assets classified as fair value, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

				R$ thousands
	On September 30, 2024			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	**305,481,017**	**38,175,584**	**2,365,044**	**346,021,645**
Brazilian government bonds	261,573,175	-	-	261,573,175
Corporate debt and marketable equity securities	28,931,846	7,643,964	2,365,044	38,940,854
Bank debt securities	4,471,074	30,531,620	-	35,002,694
Mutual funds	9,182,508	-	-	9,182,508
Foreign governments securities	684,899	-	-	684,899
Brazilian sovereign bonds	637,515	-	-	637,515
Derivatives	**(1,861,852)**	**1,942,083**	**(398,603)**	**(318,372)**
Derivative financial instruments (assets)	7,212,103	8,751,170	160,914	16,124,187
Derivative financial instruments (liabilities)	(9,073,955)	(6,809,087)	(559,517)	(16,442,559)
Financial assets at fair value through other comprehensive income	**224,175,492**	**4,605,328**	**1,487,282**	**230,268,102**
Brazilian government bonds	197,688,785	-	12,943	197,701,728
Corporate debt securities	1,283,710	226,224	27,365	1,537,299
Bank debt securities	1,296,963	4,379,104	236,512	5,912,579
Brazilian sovereign bonds	7,847,035	-	-	7,847,035
Foreign governments securities	7,335,745	-	-	7,335,745
Mutual funds	4,813,576	-	-	4,813,576
Marketable equity securities and other stocks	3,909,678	-	1,210,462	5,120,140
Total	**527,794,657**	**44,722,995**	**3,453,723**	**575,971,375**

				R$ thousands
	On December 31, 2023			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	**315,355,048**	**56,028,649**	**801,331**	**372,185,028**
Brazilian government bonds	277,460,786	5,125,479	1	282,586,266
Corporate debt and marketable equity securities	25,063,901	10,392,525	801,330	36,257,756
Bank debt securities	3,334,171	40,510,645	-	43,844,816
Mutual funds	9,323,075	-	-	9,323,075
Foreign governments securities	118,948	-	-	118,948
Brazilian sovereign bonds	54,167	-	-	54,167
Derivatives	**(1,840,440)**	**2,087,979**	**(376,410)**	**(128,871)**
Derivative financial instruments (assets)	3,939,198	11,321,165	152,986	15,413,349
Derivative financial instruments (liabilities)	(5,779,638)	(9,233,186)	(529,396)	(15,542,220)
Financial assets at fair value through other comprehensive income	**206,067,520**	**5,218,058**	**1,564,028**	**212,849,606**
Brazilian government bonds	183,192,342	-	16,606	183,208,948
Corporate debt securities	1,138,187	231,779	-	1,369,966
Bank debt securities	1,087,286	4,986,279	307,793	6,381,358
Brazilian sovereign bonds	6,670,043	-	-	6,670,043
Foreign governments securities	7,404,755	-	-	7,404,755
Mutual funds	2,282,963	-	-	2,282,963
Marketable equity securities and other stocks	4,291,944	-	1,239,629	5,531,573
Total	**519,582,128**	**63,334,686**	**1,988,949**	**584,905,763**

Derivative Assets and Liabilities

The Company's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained from B3 (principal source) and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that have significant unobservable inputs to their valuation models are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousands
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Assets Derivative	Liabilities Derivatives	Total
On December 31, 2022	**700,473**	**1,419,682**	**109,856**	**(644,689)**	**1,585,322**
Included in profit or loss	117,948	15,260	-	-	133,208
Included in other comprehensive income	-	65,020	-	-	65,020
Acquisitions	16,655	-	-	-	16,655
Write-offs	(45,227)	(56,901)	(17,254)	179,811	60,429
Transfers (to)/from other levels (1)	-	-	-	-	-
On September 30, 2023	**789,849**	**1,443,061**	**92,602**	**(464,878)**	**1,860,634**
On December 31, 2023	**801,331**	**1,564,028**	**152,986**	**(529,396)**	**1,988,949**
Included in profit or loss	(86,488)	28,174	-	-	(58,314)
Included in other comprehensive income	-	(44,478)	-	-	(44,478)
Acquisitions	1,690,098	9,340	7,928	(30,121)	1,677,245
Write-offs	(39,897)	(54,499)	-	-	(94,396)
Transfers (to)/from other levels (1)		(15,283)			(15,283)
On September 30, 2024	**2,365,044**	**1,487,282**	**160,914**	**(559,517)**	**3,453,723**

(1) These securities were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters. When there is a reduction in this credit risk, the securities are transferred from level 3 to level 2.

The tables below show the gains/(losses) due to changes in fair value and interest income, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities:

			R$ thousands
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
Interest and similiar income	12,312	26,923	39,235
Net trading gains/(losses) realized and unrealized	105,673	197,493	303,166
Total on December 31, 2023	**117,985**	**224,416**	**342,401**
Interest and similiar income	15,140	28,174	43,314
Net trading gains/(losses) realized and unrealized	(101,628)	(44,478)	(146,106)
Total on September 30, 2024	**(86,488)**	**(16,304)**	**(102,792)**

Sensitivity analysis for financial assets classified as Level 3

	R$ thousands					
	On September 30, 2024					
	Impact on income (1)			Impact on shareholders' equity (1)		
	1	2	3	1	2	3
Interest rate in Reais	-	(44)	(87)	(1)	(333)	(641)
Price indexes	-	-	-	(104)	(14,933)	(27,685)
Exchange coupon	-	-	-	(1)	(159)	(313)
Foreign currency	-	-	-	82	2,038	4,076
Equities	10,079	251,977	503,955	6,578	164,462	328,924

	R$ thousands					
	On December 31, 2023					
	Impact on income (1)			Impact on shareholders' equity (1)		
	1	2	3	1	2	3
Interest rate in Reais	-	-	-	(3)	(622)	(1,181)
Price indexes	-	-	-	(106)	(13,739)	(25,648)
Exchange coupon	-	-	-	(2)	(308)	(603)
Foreign currency	-	-	-	106	2,656	5,312
Equities	3,966	99,152	198,303	6,695	167,386	334,772

(1) Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

	R$ thousands				
	On September 30, 2024				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets (1)					
Loans and advances					
· Financial Institutions	-	209,117,312	-	209,117,312	209,101,122
· Customers	-	-	692,165,342	692,165,342	690,366,099
Securities at amortized cost	62,009,955	98,498,039	9,596,342	170,104,336	177,005,924
Financial liabilities					
Deposits from banks	-	-	358,506,620	358,506,620	348,896,603
Deposits from customers	-	-	613,135,538	613,135,538	612,464,439
Funds from securities issued	-	-	259,227,021	259,227,021	257,447,673
Subordinated debts	-	-	54,423,794	54,423,794	52,494,905

	R$ thousands				
	On December 31, 2023				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets (1)					
Loans and advances					
· Financial Institutions	-	205,228,671	-	205,228,671	205,102,659
· Customers	-	-	625,991,386	625,991,386	629,686,699
Securities at amortized cost	64,639,588	104,956,610	8,999,978	178,596,176	180,352,343
Financial liabilities					
Deposits from banks	-	-	332,089,303	332,089,303	323,422,783
Deposits from customers	-	-	599,473,510	599,473,510	621,934,680
Funds from securities issued	-	-	226,021,936	226,021,936	244,966,258
Subordinated debts	-	-	52,423,119	52,423,119	50,337,854

(1) The amounts of loans and advances are presented net of the allowance for impairment losses.

Below we list the methodologies used to determine the fair values presented above:

Loans and advances to financial institutions: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Loans and advances to customers: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Bonds and securities at amortized cost: Financial assets are carried at amortized cost. See Note 9 regarding the amortized cost.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt

Fair values were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

40.6. Insurance/Underwriting risk

Underwriting risk is the risk related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. The risk arises from an economic situation not matching the Company's expectations at the time of issuing its underwriting policy with regard to the uncertainties existing both in the definition of actuarial assumptions and in the measurement of compliance cash flows, as well as for pricing and calculating premiums and contributions. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Company's estimates.

Historical experience shows that the larger the group of contracts with similar risks, the lower the variability in cash flows. In that way, the risk management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks.

Risk underwriting management is carried out by the Technical Superintendence and the policies of underwriting and acceptance of risks are periodically evaluated.

Uncertainties over estimated future claim payments

Claims are due as they occur, and the Organization must compensate all covered claims that occur during the term of the contract. The estimated cost of claims includes the direct expenses to be incurred in their settlement. Therefore, considering the uncertainties inherent to the process, the final settlement may be different from that initially planned.

Risk management by product

The continuous monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as to assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims).

The main risks associated with Non-Life

The risks associated with Non-Life include, among others:

- Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;
- Unpredictable claims arising from an isolated risk;
- Inaccurate pricing or inadequate underwriting of risks;
- Inadequate reinsurance policies or risk transfer techniques; and
- Insufficient or excessive technical provisions.

Generally, the Non-Life insurance underwritten by the Company is of short duration. The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The main risks inherent to the main Non-Life business lines are summarized as follows:

- Auto insurance includes, among other things, physical damage to the vehicle, loss

of the insured vehicle, third-party liability insurance for vehicles and personal accident for passengers; and
- Business, home and miscellaneous insurance includes, among other things, fire risks (e.g. fire, explosion and business interruption), natural disasters (e.g., earthquakes, storms and floods), as well as liability insurance.

The main risks associated with life insurance and pension plans

Life insurance and Private Pension Plans are generally long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, longevity, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

The risks associated with life insurance and pension plans include:

- Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;
- Policyholder's behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit. On the other hand, high persistence rates for deficit products can increase future losses of these products;
- Group Life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and
- Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

The main risks associated with health insurance

The risks associated with health insurance include, among others:

- Variations in cause, frequency and severity of indemnities of claims compared to expectations;
- Unforeseen claims resulting from isolated risk;
- Incorrect pricing or inadequate subscription of risks; and
- Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured's behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Risk management of non-life, life insurance and pension plans and health insurance

The Board for Risk Management, Internal Controls, Compliance, Privacy and Data Management Board monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription. The implementation of these policies, the treatment of claims, reinsurance and the constitution of technical provisions of these risks are performed by the Superintendent of Actuary and Statistics. The Superintendencies developed mechanisms, such as the analysis of possible accumulations of risks based on monthly reports, which identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies.

For life insurance, pension plans and health insurance, the longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Company operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs. Management adopts assumptions of continuous improvement in the future longevity of the population for the calculation of technical provisions, in order to anticipate and thus be covered by possible impacts generated by the improvement in the life expectancy of the insured/assisted population.

Persistency risk is managed through the frequent management of the Company's historical experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies.

The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels. Specifically, for life insurance and pension plans, mortality and morbidity risks are mitigated through the assignment of catastrophe reinsurance.

Risk Concentration

The Company operates throughout the national territory, and potential exposures to risk concentration are monitored through management reports where the results of insurance contracts sold by branch are observed. The table below shows the concentration of risks based on the values of insurance liabilities:

Insurance liabilities	R$ thousands					
	On September 30					
	2024			2023		
	Gross	Reinsurance	Net of tax	Gross	Reinsurance	Net of tax
Life	23,659,942	25,008	23,634,934	21,483,680	23,514	21,460,166
Pension plans	328,090,622	-	328,090,622	294,092,407	-	294,092,407
Non-Life	3,421,380	59,679	3,361,701	3,418,194	7,729	3,410,465
Health (Health and Dental)	16,705,308	-	16,705,308	14,184,564	-	14,184,564

Sensitivity test

The purpose of the sensitivity test is to measure impacts, in the event of isolated, reasonably possible changes in assumptions inherent to the Organization's operations that may be affected due to the risk underwriting process and that are considered relevant on the balance sheet date.

As risk factors, the following premises were elected:

- Risk-free interest rate – represents the minimum level of profitability that can be taken for granted by the Organization. The test evaluated the impact of an increase in the risk-free interest rate curve;
- Income Conversion – The test evaluated the impact of an increase in the income conversion ratio for annuity contracts;
- Longevity (Improvement) – represents an individual's life expectancy, based on their year of birth, their current age, and other demographic factors, including gender. The test evaluated the impact of an increase in the estimate of improvement in life expectancy for annuity contracts; and
- Loss ratio – is the main indicator of insurance contracts and is equivalent to the ratio between the expenses and the income that the Organization received for the contract. The test assessed the impact of an increase in claims.

Sensitivity test results

The table below shows the resulting increase in insurance liabilities for life insurance with survivorship coverage, pension plans and individual life insurance, considering variations in the risk factor:

	On September 30, 2024 - R$ thousand
Interest Rate - Variation of +5% (*)	**Increases in the insurance liabilities (**)**
Pension Plans	(269,085)

(*) To better reflect the interest rate risk, the projected profitability of balances was sensitized and the bottom-up rate, used to discount flows, was not sensitized.

	On September 30, 2024 - R$ thousand
Conversion into Income - variation of + 5%	**Increases in the insurance liabilities (**)**
Pension Plans	(38,573)

	On September 30, 2024 - R$ thousand
Longevity (Improvement) - Variation of +0,2%	**Increases in the insurance liabilities (**)**
Pension Plans	(127,193)

(**) Reinsurance is not subject to the application of the shock, as it is a non-proportional and immaterial contract.

For non-life insurance, life except individual life, and health including dental insurance, the table below shows the result of the impact on the Organization's income and shareholders' equity if there was an variation in the loss ratio:

Sensitivity - 1% Variation	R$ thousands			
	Gross of reinsurance		Net of reinsurance	
	On September 30, 2024	On September 30, 2023	On September 30, 2024	On September 30, 2023
Non-Life	(41,812)	(40,437)	(41,605)	(40,291)
Life	(27,963)	(25,538)	(27,800)	(25,389)
Health (Health and Dental)	(166,450)	(147,713)	(166,450)	(147,713)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in certain assumptions while other assumptions remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear and therefore greater or lesser impacts should not be interpolated or extrapolated from these results.

Sensitivity analyses do not take account of the fact that assets and liabilities are highly managed and controlled. Additionally, the Company's financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management's view of possible market changes in the near future, which cannot be foreseen with certainty, and they also assume that all interest rates move in the same manner.

Credit risk

Credit risk consists of the possible occur of losses in value of financial assets and reinsurance assets, because of noncompliance, by the counterparty, of its financial obligations according to agreed terms the Company and its subsidiaries, as well as the devaluation of contracts, resulting from the deterioration in the counterparty's risk classification.

This risk may materialize in different ways, among others.

- Losses arising from delinquency, due to lack of payment of the premium or of the installments by the insured person;
- Possibility of any issuer of financial asset not making the payment on the due date or the amortizations provided for each security; and
- Inability or unfeasibility of recovery of commissions paid to brokers when policies are canceled.

Credit risk management

The Company performs various sensitivity analyses and stress tests as tools for management of financial risks. The results of these analyses are used for risk mitigation and to understand the impact on the results and the shareholders' equity of the Company in normal conditions and in conditions of stress. These tests take into account historical scenarios and scenarios of market conditions provisioned for future periods, and their results are used in the process of planning and decision making, as well as the identification of specific risks arising on financial assets and liabilities held by the Company. The management of credit risk for reinsurance operations includes monitoring of exposures to credit risk of individual counterparts in relation to credit ratings by risk assessment companies, such as AM Best, Fitch Ratings and Standard & Poor's and Moody's. The reinsurers are subject to a process of analysis of credit risk on an ongoing basis to ensure that the goals of the mitigation of credit risk will be achieved.

In that sense, credit risk management in the Company is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysis of operations to preserve the integrity and independence of processes. It is a process carried out at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, assessed by the risk management structures of the Company and Banco Bradesco, and based on the gradual deployment of internal models for the determination, measurement and

calculation of capital.

Meetings are held quarterly of the Executive Committee for Risk Management of Grupo Bradesco Seguros, of the Executive Committee of Investments and, monthly, of the Internal Meeting of Asset Allocation by the area of Investment Management of Bradesco Seguros S.A. for the deliberative negotiations, possessing the functions, which are necessary for the regulatory/improvement requirement in the processes of management.

Reinsurance policy

No matter how conservative and selective insurers are in the choice of their partners, the purchase of reinsurance presents, naturally embedded in its operation, a credit risk.

The Bradesco Company's policy for purchasing reinsurance and approval of reinsurers are the responsibility of the Board of Executive Officers, observing to the minimum legal requirements and regulations, some of them aimed at minimizing the credit risk intrinsic to the operation, and considering the shareholders' equity consistent with amounts transferred.

Another important aspect of managing reinsurance operations is the fact that the Company aims to work within its contractual capacity, thereby avoiding the frequent purchases of coverages in optional agreements and higher exposures to the credit risk.

Practically, all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and non-proportional plans by risk and/or by event.

Currently, part of the reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in Management's judgment, reduces the credit risk.

Exposure to insurance credit risk

Management believes that maximum exposure to credit risk arising from premiums to be paid by insured parties is low, since, in some cases, coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by the due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium.

The Company is exposed to concentrations of risk with individual reinsurance companies, due to the nature of the reinsurance market and strict layer of reinsurance companies with acceptable loan ratings. The Company manages the exposures of its reinsurance counterparties, limiting the reinsurance companies that may be used, and regularly assessing the default impact of the reinsurance companies.

Operational risk

Operational risk is the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or resulting from fraud or external events, including legal risk and excluding risks arising from strategic decisions and image of the Organization.

Operational risk management

The Organization approaches operational risk management as a process of continuous improvement, aiming to monitor the dynamic evolution of the business and minimize the existence of gaps that could compromise the quality of this management.

The entire Corporate Governance process for operational risk management is monitored quarterly by the executive committees of Grupo Bradesco Seguros and Banco Bradesco, each with its own specificity, having, among others, the following responsibilities:

- Periodic assessment of operational risks faced and the adequacy of controls and procedures to address the identified risks and their mitigation;
- Development of the Operational Loss Database (DOLD) for reporting operational losses and corrective actions;
- Training and dissemination of the internal control culture;
- Ensure compliance with the Organization's operational risk management and business continuity policies;
- Ensure the effectiveness of the Organization's operational risk and business continuity management process;
- Approve and review definitions and criteria, mathematical and statistical modeling and calculations relating to the amount of capital allocation;
- Evaluate and submit for validation by the Executive Risk Management Committee, with reporting to specific committees, the policy, structure, roles, procedures and responsibilities of the dependencies involved in the process, as well as the reviews carried out annually; and
- Ensure compliance with ethical standards.

Within this scenario, the Organization has mechanisms for evaluating its Internal Controls system to provide reasonable security regarding the achievement of its objectives in order to avoid the possibility of loss caused by non-observance, violation or non-compliance with internal rules and instructions. The internal control environment also contributes to operational risk management, in which the risk map is regularly updated based on self-assessments of risks and controls.

40.7. Operational risk

Operational risk is represented by the possibility of losses resulting from external events or failure, deficiency or inadequacy of internal processes, people or systems. This definition includes the legal risk associated with inadequacy or deficiency in contracts signed by the Organization, sanctions due to non-compliance with legal provisions and compensation for damages to third parties arising from the activities carried out by the Organization.

Operational Risk Management Process

Operational risk management is carried out in a corporate manner and involves several areas with specific responsibilities to ensure an efficient structure, which allows the risks to be adequately assessed and supports managers and Senior Management in

decision-making.

The process comprises steps such as identification, assessment and continuous monitoring of operational risks inherent to the Organization's activities, including new products, services and partners, aiming to adapt them to legislation and procedures and controls, as well as the regulatory environment, the result of which and its main aspects are periodically reported to Senior Management and the regulator.

These procedures are supported by a system of internal controls, being independently certified as to their effectiveness and execution, in order to meet the risk appetite limits established by the Organization.

41) SUPPLEMENTARY PENSION PLANS

Bradesco and its subsidiaries sponsor a private defined contribution pension for its employees, including management, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Kirton Bank S.A. Banco Múltiplo and Ágora Corretora de Seguros S.A. sponsor supplementary pension plans in the variable contribution and defined benefit modalities, through the Baneb Social Security Foundation – Bases, for Baneb employees.

Banco Bradesco S.A. sponsors a supplementary pension plan in the variable contribution format, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a supplementary pension plan in the defined benefit format through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Banco Bradesco S.A., Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Bradescor Corretora de Seguros Ltda., Bradesco Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a supplementary pension plan in the defined benefit modality, through Multibra Fundo de Pensão, for employees from Banco Bamerindus do Brasil S.A..

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for

employees coming from Banco Bamerindus do Brasil S.A., as well the Health Plan of employees from Lloyds.

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total contributions made, in the nine-month period ended September 30, 2024, were R$840,297 thousand (R$918,994 thousand in 2023).

42) OTHER INFORMATION

a) On November 16, 2022, Law No. 14,467 was enacted, establishing new rules for the deductibility of credit losses arising from the activities of financial institutions and other institutions authorized to operate by the Central Bank of Brazil, in the calculation bases for income tax and CSLL, taking effect from January 1, 2025, with the main rule being the application of factors for deducting defaulted transactions (transactions overdue for more than ninety days). With the publication of Provisional Measure No. 1,261 on October 2, 2024, losses on January 1, 2025, relating to credits that are in default on December 31, 2024, which have not been deducted until that date (inventory), may only be excluded in determining real profit and the CSLL calculation basis, at the rate of one eighty-fourth or one hundred and twentieth, for each month of the assessment period, starting in January 2026. This Provisional Measure vetoed the exclusion of losses in 2025 in an amount greater than the real profit for the year; losses not deducted in that period will be treated the same as the inventory on January 1, 2025.

b) On December 20, 2023, Constitutional Amendment No. 132 was enacted, establishing the Consumption Tax Reform, which aims to simplify, modernize the tax system and boost the country's economy by eliminating the complexity of the current tax system. The main change is the creation of the Tax on Transactions with Goods and Services (IBS) which will replace PIS and Cofins contributions, and the Contribution on Goods and Services (CBS) replacing ISS and ICMS. The new taxes are broadly non-cumulative and will have single and uniform legislation throughout the national territory. To implement the Tax Reform there will be a transition phase, which will last from 2026 to 2032. On April 24, 2024, the Federal Government sent the first complementary bill to the National Congress that deals with the regulation of the Tax Reform. The Bank has been following discussions on this topic and awaits other regulations for a precise assessment of the impacts arising from this Constitutional Amendment.

c) On February 05, 2024, it was communicated to the market that the Company and BB Elo Cartões Participações S.A. ("BB Elo" and, jointly with BB Elo, the "Controlling Shareholders"), sent a notice to Cielo S.A. - Instituição de Pagamento ("Company") informing of their decision to proceed with the conversion of the Company's publicly-held company registration from category "A" to "B" issuer, with its consequent delisting from the special listing segment called Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão ("B3"), through the launch of a unified tender offer for the acquisition of common shares, in accordance with the applicable legislation and the Company's bylaws ("Tender Offer").

On July 5, 2024, the CVM approved the registration of the unified public offer for the acquisition of common shares issued by the Company to convert its registration as a publicly held company from category "A" to "B" and delist from the Tender Offer.

On July 10, 2024, the Notice and Valuation Report for the public offer were made available by the Company, the auction for which will be held on August 14, 2024, at 3 pm. The purpose of the OPA will be 902,247,285 common shares issued by the Company, at a cash price of R$5.60 per share, subject to price adjustments based on the CDI provided for in the Notice.

On August 14, 2024, the public offering auction of Cielo S.A. shares was held to convert its registration as a publicly held company from category "A" to "B" with the Securities and Exchange Commission and delist from the Novo Mercado segment of B3 S.A., with which the Offerors acquired 736,857,044 common shares issued by Cielo S.A., representing 27.1% of its share capital. The shares were acquired at the unit price of R$5.82, totaling R$4,288,508 thousand. The Auction was settled on August 16, 2024.

On August 16, 2024, Cielo S.A. reported that it received a notice from Quixaba Empreendimentos e Participações Ltda., BB Elo Cartões Participações S.A., Elo Participações Ltda., Alelo Instituição de Pagamento S.A. and Livelo S.A. ("Bidders"), in which they reported that they jointly became holders of 2,583,914,571 common shares issued by the Company, equivalent to 95.1% of its share capital, as a result of acquisitions of shares made in compliance with the obligation to extend the possibility of sale to the remaining shareholders who did not sell shares held by them within the scope of the auction of the unified public offering for the acquisition of common shares issued by the Company launched by the Bidders ("OPA") during the period of 3 (three) months following the date of its completion. As a result of these acquisitions, shares issued by the Company representing less than 5% of the share capital remain in circulation.

On September 27, 2024, Cielo S.A. reported that the mandatory redemption of all common shares issued by the Company remaining in circulation was approved at the Company's general shareholders' meeting held on that date, pursuant to item 9.1.1 of the Tender Offer notice and the provisions of art. 4, §5, of Law No. 6,404/76 ("Mandatory Redemption"). The operation did not generate relevant effects on the result.

d) Bradesco announced to its shareholders and the market in general that, through its direct subsidiary, Bradesco Holding de Investimentos S.A., it entered into an Investment Agreement on August 8, 2024, after the market closed, with John Deere Brasil S.A., a wholly-owned subsidiary of Deere & Company (USA), one of the world's leading suppliers of equipment for agriculture, construction and forestry, through which Bradesco will make a capital contribution to hold a 50% stake in Banco John Deere S.A. This strategic partnership aims to strengthen Bradesco's position in the agribusiness and construction sectors, while maintaining Banco John Deere with its existing brand.

The completion of the transaction is subject to the fulfillment of certain conditions precedent usual in transactions of this nature, including the appropriate regulatory and competition approvals. The transaction will not have a material impact on Bradesco's capitalization ratio.

Reporting Date October 18, 2024

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Alexandre da Silva Glüher

Members
Denise Aguiar Alvarez
Maurício Machado de Minas
Rubens Aguiar Alvarez
Octavio de Lazari Junior
* Rogério Pedro Câmara

Independent Members
Samuel Monteiro dos Santos Junior
Walter Luis Bernardes Albertoni
Paulo Roberto Simões da Cunha
Denise Pauli Pavarina

Board of Executive Officers

Chief Executive Officer
Marcelo de Araújo Noronha

Executive Vice-Presidents
Cassiano Ricardo Scarpelli
Moacir Nachbar Junior
José Ramos Rocha Neto
Guilherme Muller Leal
Bruno D´Avila Melo Boetger

Executive Officers

João Carlos Gomes da Silva
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Juliano Ribeiro Marcílio
André Luis Duarte de Oliveira
Cintia Scovine Barcelos de Souza
Fernando Freiberger
José Augusto Ramalho Miranda
Marcos Valério Tescarolo
Renata Geiser Mantarro
Vinicius Urias Favarão
Silvana Rosa Machado
Túlio Xavier de Oliveira
Francesco Di Marcello

Officers
Ademir Aparecido Correa Junior
Affonso Correa Taciro Junior
Aires Donizete Coelho
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André Costa Carvalho
André David Marques
André Ferreira Gomes
Antonio Campanha Junior
Bráulio Miranda Oliveira
Bruno Funchal
Carlos Henrique Villela Pedras
Carlos Leibowicz
Carlos Wagner Firetti
Clayton Neves Xavier
Cristina Coelho de Abreu Pinna
Curt Cortese Zimmermann
Daniela Pinheiro de Castro
Danilo Luis Damasceno
Fábio Suzigan Dragone
Fernando Antônio Tenório
Fernando Honorato Barbosa
Francisco Armando Aranda
Jeferson Ricardo Garcia Honorato
José Gomes Fernandes
José Leandro Borges
Juliana Laham
Julio Cardoso Paixão
Júlio César de Almeida Guedes
Layette Lamartine Azevedo Junior
Leandro José Diniz
Leandro Karam Correa Leite
Luis Claudio de Freitas Coelho Pereira
Luiz Philipe Roxo Biolchini
Manoel Guedes de Araujo Neto
Marcelo Sarno Pasquini
*Marcos Alexandre Pina Cavagnoli
Marcos Daniel Boll
Marina Claudia González Martin de Carvalho
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nathalia Lobo Garcia Miranda
Rafael Forte Araújo Cavalcanti
Rafael Padilha de Lima Costa
Ricardo Eleutério da Silva
Roberto França
Roberto Medeiros Paula
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Soraya Bahde
Telma Maria dos Santos Calura
Vasco Azevedo
Vinícius Panaro

Regional Officers
Altair Luiz Guarda
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Pasche Junior

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Paulo Ricardo Satyro Bianchini

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Alexandre da Silva Glüher – Coordinator
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Rogério Pedro Câmara
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Moacir Nachbar Junior
José Ramos Rocha Neto
Silvana Rosa Machado
Ivan Luiz Gontijo Júnior
Affonso Correa Taciro Junior

Risk Committee
Maurício Machado de Minas - Coordinator
Samuel Monteiro dos Santos Junior
Paulo Roberto Simões da Cunha
Octavio de Lazari Junior
Rogério Pedro Câmara

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi – Coordinator
Alexandre da Silva Glüher
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha

Sustainability and Diversity Committee
Maurício Machado de Minas - Coordinator
Alexandre da Silva Glüher
Denise Aguiar Alvarez
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Rogério Pedro Câmara
Marcelo de Araújo Noronha
Moacir Nachbar Junior
Bruno D'Avila Melo Boetger
Juliano Ribeiro Marcílio
Silvana Rosa Machado
André Costa Carvalho
Marcelo Sarno Pasquini

Strategic Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Vinicius Urias Favarão

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
André Costa Carvalho - Coordinator
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Vinicius Urias Favarão
Ivan Luiz Gontijo Júnior
Antonio Campanha Junior
Marina Claudia González Martin de Carvalho
Vinícius Panaro

Fiscal Council

Sitting Members
José Maria Soares Nunes
Joaquim Caxias Romão
Vicente Carmo Santo
Mônica Pires da Silva
Ava Cohn

Deputy Members
Frederico William Wolf
Artur Padula Omuro
Luiz Eduardo Nobre Borges
Ludmila de Melo Souza
José Luis Elias

Ombudsman Department
Marcos Daniel Boll - Ombudsman

General Accounting Department
Vinícius Panaro
Accountant – CRC 1SP324844/O-6

* appointment/election pending approval by BACEN, consequently they did not take office

KPMG

KPMG Auditores Independentes Ltda.
Rua Arquiteto Olavo Redig de Campos, 105, 12º andar - Torre A
04711-904 - São Paulo/SP - Brasil
Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

Independent Auditors´ report on review of condensed consolidated interim financial statements

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco - SP

Introduction
We have reviewed the condensed consolidated interim financial statements of Banco Bradesco S.A. ("Bradesco" or "Bank") as of September 30, 2024, which comprise the consolidated statements of financial position as of September 30, 2024 and the related condensed consolidated statements of income, comprehensive income, of changes in shareholders' equity and cash flows for the nine-month period then ended, and notes to the condensed consolidated interim financial statements.

Bradesco's management is responsible for the preparation and presenting of these condensed consolidated interim financial statements in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of review
We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of condensed consolidated interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements, as of September 30, 2024, are not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting.

São Paulo, October 29, 2024

KPMG Auditores Independentes
Ltda. CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by
Cláudio Rogélio Sertório
Accountant CRC 1SP212059/O-0

The members of the Fiscal Council, in the exercise of their legal and statutory duties, examined the Management Report and the Financial Statements of Banco Bradesco S.A., referring to the third quarter of 2024, and, in view of the meetings held with (i) management areas and administrators; and (ii) the KPMG Auditores Independentes and its reports, express the opinion that the aforementioned documents adequately reflect the Company's financial and asset position.

Cidade de Deus, Osasco, SP, October 29, 2024

José Maria Soares Nunes

Joaquim Caxias Romão

Vicente Carmo Santo

Mônica Pires da Silva

Ava Cohn

For further information, please contact:

André Carvalho

Investor Relations Officer

Phone: (+55 11) 2194-0922

investors@bradesco.com.br

Cidade de Deus, s/n – Silver Building – 4th floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco

bradesco